
06014161

6

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JS Central Telecommunication

*CURRENT ADDRESS

PROCESSED

JUN 07 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5798 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/7/06

RECEIVED
2006 JUN -6 P 1:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Preliminarily approved by
the Board of Directors
OJSC «CenterTelecom»
24 May 2006
Protocol No.29
dated 25 May 2006

ARLS
12-31-05

ANNUAL REPORT
OJSC «CENTERTELECOM»
2005

Central Telecommunication
Co

Moscow
2006

TABLE OF CONTENTS

The full company name.

Open Joint-Stock Central Telecommunications Company

Location:

23 Proletarskaya str., Khimki, Moscow Region, 141400, Russian Federation

Postal address: *6 Degtyarny Pereulok, building 2, GSP-3, Moscow, 125993, Russian Federation*

Telephone: (495) 209-34-34, fax: (495) 209-30-07
E-mail: info@centertelecom.ru
Internet site: www.centertelecom.ru

The Company's state registration date and number.

The Company was registered according to administrative ordinance of the Head of Moscow Region Administration No. 567-r dated June 9, 1994; Certificate of State Registration No. 127 dated June 20, 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

BOARD OF DIRECTORS CHAIRMAN'S ADDRESS TO SHAREHOLDERS

Dear shareholders:

Yet another year, another milestone stage in the life of OJSC «CenterTelecom» has come to an end. As the Board of Directors Chairman of an interregional telecommunications operator, I am pleased to note that in 2005 the Company has not merely retained but expanded its presence on the infocommunications services market of the Central Federal District of the Russian Federation (CFD). Today OJSC «CenterTelecom» is one of the largest companies in Russia, which delivers traditional and new communications services to over 6.4 million subscribers in 17 regions of Central Russia.

OJSC «CenterTelecom» follows the trends prevailing in the IT and communications industry. In 2005 the Company has dynamically expanded the existing communications infrastructure in CFD, streamlining the organizational structure and improving the production and marketing processes. The Company has attached major importance to implementing innovative technologies and state-of-the-art services, deploying new business models and customer care approaches and increasing the operational transparency.

In 2005 the Company started to reduce the volume of investments. The Board of Directors of OJSC "CenterTelecom" believes that the large-scale investment program implemented in the past years allowed the Company to create an up-to-date engineering capability to meet the effective demand from private and corporate customers of Central Russia for both traditional and "unregulated" services. In light of the above in the near future the core business of OJSC «CenterTelecom» will focus on promoting new services across the available communications infrastructure, and increasing their share in the Company's earning structure, streamlining financial and technical policies and HR approaches. These are the priorities set out by the Board of Directors for the years 2006 to 2008.

As the Chairman of the Board, I would like to thank all OJSC «CenterTelecom» shareholders and investors for their trust, and express a hope that our cooperation in the future will remain a factor contributing to the Company development and prosperity of the shareholders.

V.N.Yashin, Chairman of the Board of Directors of OJSC "CenterTelecom"

I. REPORT OF THE BOARD OF DIRECTORS

The Federal Law "On Joint-Stock Companies" assigns to the Board of Directors the most important part in assuring the shareholders' rights, in forming and implementing the Company development strategy, and in ensuring the success of the financial and economic operations.

The activities of the Board of Directors were organized in accordance with the approved activity plan, the enforcement of the decisions taken was regularly monitored. The issues of assuring better quality corporate management and increasing the Company's operational efficiency received primary attention.

Evaluating the activity of the Board of Directors' members, I would like to say that in exercising their rights and performing their duties they all acted in the interests of the Company, in good faith and reasonably, and they were actively involved in the activity of the Board of Directors.

The Board of Directors views as positive the results yielded by the principal lines of the Company's activity in 2005. During the reporting year the Company ensured the profitable functioning of the organization, which led it to be viewed as the largest and most reliable fixed line operator in the Russian Federation, providing a broad range of communications services and access to global information resources for private and corporate customers and governmental agencies within the Central Federal District.

31 meetings of the Board of Directors of OJSC "CenterTelecom" took place in 2005: 22 distance meetings and 9 in-presence meetings.

Resolutions on the key issues of activities of OJSC "CenterTelecom" were adopted at the meetings, including:

- approval of the Company's budget for 2005 and quarterly review of the budget implementation results;
- resolution on an action plan for improving the Company's profit and cutting costs in 2005;
- approval of investment priorities for 2006;
- approval of the Regulations on the information policy of the Company;
- approval of the Regulations on procedures (system) of internal control of the Company;
- approval of the Regulations on procedure for insider information use;
- resolution on the progress and adjustment of the marketing strategy;
- approval of the Program for improving competitiveness of OJSC "CenterTelecom" on the telecommunication market for up to the year 2010; the Program for delivering up-to-date services to individuals and businesses;
- approval of the Concept of improving the capitalization of OJSC "CenterTelecom" for 2005 – 2007;
- approval of the terms and conditions of an agreement for auditing financial statements;

Also, the Board of Directors regularly considered the issues relating to the approval of transactions, where interest was involved, and other transactions subject to review by the Board of Directors under the Company Charter; awarding of bonuses to General Director, Corporate Secretary as well as remuneration for the Company's Management Board.

Issues referred to the competence of the relevant committees were preliminary considered at the meetings of permanent Committees of the Board of Directors of the

Company. Also, recommendations for reasonable decision-making by the members of the Board of Directors were elaborated.

The Staff and Remunerations Committee considered:

- strategy of HR management, HR policy and motivation system of OJSC "CenterTelecom";
- issues related to approval of appointment and dismissal; terms and conditions of employment contracts with the Company's executives;
- the system for establishing reserves of personnel, assessment of reserve candidates and criteria of such candidates assessment;
- arrangement of non-governmental retirement plans of the Company's employees.
- awarding bonuses to General Director and remuneration for the members of the Company bodies.

The Audit Committee:

- considered nominees for and the terms and conditions of agreements with the Auditor; arrangement of a system for interaction with the Auditor; information about the auditing process; provided opinion on the Company Auditor's report;
- provided opinion on the report of the Audit Commission of the Company and considered information on the results of the checks carried out by the Audit Commission;
- monitored the process of forming the Company's statements, taking comments into account and correcting errors expressed by the Auditor and Audit Commission of the Company;
- considered issues on the activities of the Internal Audit Department, organization of internal control system and risk management;

The Corporate Governance Committee considered:

- shaping and execution of action plans for improving corporate governance practices of the Company; progress in implementing the resolutions adopted by the General Meeting of Shareholders and the Board of Directors;
- proposals on amending the Corporate Governance Code, the Charter and other internal documents of OJSC «CenterTelecom»;
- system of representation in management and supervision bodies of organizations in which the Company has an interest; issues of approval of holding offices in the management bodies of other organizations by General Director and members of the Management Board;
- issues related to the preparation of the annual general shareholder meeting of the Company.

The Strategic Development Committee considered:

- issues related to development and adjustment of the Company's annual budget and development forecast for the Company for the years 2005 to 2007;
- the marketing strategy, programs for improving competitiveness on the telecommunication market, provision of individuals and business sector with up-to-date services;
- the concept of merging regional branches of the Company and the progress with the Model of reorganization of subsidiaries and affiliated companies of OJSC «CenterTelecom»;
- the terms and conditions of agreements that have material impact on the activities of the Company.

II. CORPORATE KEY MILESTONES OF 2005.

January

The Company finalized placement of ordinary registered uncertificated shares and preferred registered uncertificated shares, type A. Relevant resolution on issue of the said shares was registered by the Federal Service for Financial Markets of Russia (FSFM) on December 16, 2004.

At its meeting on January 19, 2005, the Federal Service for Financial Markets of Russia adopted a resolution to authorize admission of 623,312,699 ordinary registered uncertificated shares of OJSC «CenterTelecom», which makes 39.5% of the total number of the Company's ordinary shares, for circulation outside the Russian Federation.

February

OJSC "CenterTelecom" closed the deal on the acquisition of 100% share holding of CJSC "CenterTelecomService of the Moscow Region".

The 1st coupon payment on interest-bearing certificated non-convertible bearer bonds, series 04, was made in the amount of RUR 389,027,348.05

On February 21, 2005, due to expiration of the term of office of OJSC «CenterTelecom» General Director Ruben Amaryan, the Board of Directors of OJSC «CenterTelecom», taking into account the recommendations of the Staff and Remunerations Committee, appointed Ruben Amaryan as General Director of the Company with the term of office from February 22 through July 15, 2005.

The Fitch Ratings international rating agency assigned a "BB(rus)" national rating (Stable Outlook) to OJSC «CenterTelecom», and "BB (rus)" rating (Stable Outlook) to the national bond issues of OJSC «CenterTelecom».

According to the National Corporate Governance Rating 2004 presented by the consortium of the Russian Institute of Directors (RID) and Expert RA rating agency, OJSC «CenterTelecom» retained the "well-governed company" status.

Trading in ordinary registered shares and preferred registered shares, type A, of OJSC «CenterTelecom» resumed on the Exchange Market of OJSC RTS Stock Exchange and Classic Market of RTS Stock Exchange Non-profit Partnership, which had been suspended from January 14, 2005 due to conversion of the earlier placed Company's shares into the shares of the same category (type) with higher face value.

March

OJSC «CenterTelecom» and the Central Chernozyomnyi Bank of the Savings Bank of the Russian Federation signed a general agreement on telecommunication services.

OJSC «CenterTelecom» paid the 3rd coupon on interest-bearing certificated non-convertible bearer bonds, series 03, in the amount RUR 123,840,000.

Entry was made in the Unified State Register of Legal Entities regarding the state registration of amendments to the Charter of OJSC «CenterTelecom» regarding an increase in the charter capital of the Company from RUR 631,199,896.5 to RUR 6,311,998,965.

Trading in ordinary registered shares and preferred registered shares, type A, of OJSC «CenterTelecom» resumed on the MICEX Stock Exchange after a trading halt caused by the conversion of earlier placed Company's shares into the shares of the same category (type) with higher face value.

April

OJSC «CenterTelecom» won the Radiomania – 2005 national radio broadcasting award "For Achievements in Increasing the Broadcasting Volume".

OJSC «CenterTelecom» paid out the 6th coupon yield and paid off the interest-bearing certificated convertible bearer bonds, series 02.

On April 14, 2005 the Board of Directors of OJSC "CenterTelecom" approved the Budget of the Company for 2005.

May

OJSC «CenterTelecom» held the ceremony of unveiling a memorial to signalers who died during the Great Patriotic War. The memorial funded by OJSC «CenterTelecom» was installed in Mozhaisk, Moscow Region.

June

OJSC «CenterTelecom» and the Administration of the Orel Region signed the Agreement on creation of telecommunication environment for implementation of the "Russian Universal Payment Systems" project in the Orel Region, and implementation of a pilot project on the creation of modern telecommunication infrastructure in the Uritsk District of the Region.

For significant personal contribution into the preparation and arrangement of international events dedicated to the 60th anniversary of the Victory in the Great Patriotic War 1941 – 1945, General Director of OJSC «CenterTelecom» Ruben Amaryan and Deputy General Director - Commercial Director of the Company Sergey Pridantsev were given acknowledgement letters from the Organizational Committee for arrangement of major events dedicated to the 60th anniversary of the Victory in the Great Patriotic War 1941 – 1945 with participation of heads of foreign states and official delegations.

The Board of Directors of the Company approved the reviewed Regulations governing the activities of the Committees.

An Annual General Shareholder Meeting of OJSC «CenterTelecom» was held on June 30, 2005.

July

On July 14 2005, the Board of Directors of OJSC «CenterTelecom» adopted a resolution on appointing Ruben Amaryan as General Director of the Company and creation of the Management Board of OJSC «CenterTelecom» consisting of 11 persons.

The Standard&Poor's rating agency affirmed the Corporate Governance Rating (RGS) for the Company as RGS-4+ on the international scale. The Company's RGS on the national scale was upgraded from RGS-4.8 to RGS-4.9.

The Board of Directors adopted a resolution on the Company's membership in the Russian Institute of Directors Non-profit Partnership.

On July 28, 2005 Level I ADR of OJSC "CenterTelecom" started to circulate on the Frankfurt and Berlin Stock Exchanges.

August

OJSC «CenterTelecom» paid the 2nd coupon on interest-bearing certificated non-convertible bearer bonds, series 04, in the amount RUR 389,027,348.05.

On August 29, 2005 OJSC «CenterTelecom» paid out dividends on preferred shares for 2004.

September

The HR Service of OJSC «CenterTelecom» was acknowledged the best in 2005 in the course of the First All-Russian Competition "The Best HR Service 2005". The contest was initiated by the Organizational Committee of the International Forum "World Experience and Economy of Russia", the Federal Service for Employment and Labor Relations, the Government of Moscow, as well as the Academy of Labor and Social Relations.

OJSC «CenterTelecom» paid out the 4th coupon on interest-bearing certificated non-convertible bearer bonds, series 03, in the amount of RUR 123,160,000.

OJSC «CenterTelecom» took part in the 5th International Forum and Exhibition "Infocommunications of Russia 2005" (Infocom 2005) arranged under the aegis of the Ministry of Information Technologies and Communications of the Russian Federation.

The Standard&Poor's international rating agency upgraded the long-term credit rating of OJSC "CenterTelecom" from "CCC+" to "B-", Stable Outlook. The Company' credit rating on the national scale, as well as rating of senior unsecured debt was upgraded from "ruBB+" to "ruBBB-".

October

The Company finalized the reorganization of its subsidiaries: JSC AEROCOM and CJSC "CenterTelecomService of Moscow Region" through affiliating them to OJSC Russian Telecommunication Network (OJSC RTS). Affiliation was made in accordance with the Model of reorganization of subsidiaries and affiliated companies of OJSC «CenterTelecom», which envisages consolidation of CenterTelecom's assets to improve efficiency of subsidiary business management.

OJSC «CenterTelecom» took the fifth place among the largest telecommunication companies, and the first place among operators of fixed communication in Russia, in terms of services sales, in accordance with the data of the Expert-RA rating agency.

The Federal Supervision Service for Communications (Rossvyaznadzor) included OJSC «CenterTelecom» in the register of operators having strong presence in the public communication networks.

On October 12, 2005 the Board of Directors of OJSC «CenterTelecom» approved the adjusted Budget of the Company for 2005.

November

Construction of fiber-optic communication line in the Orel Region was completed on November 16, 2005. The Orel Branch of OJSC «CenterTelecom» constructed a fiber-optic ring of Orel – Zmievka – Pokrovskoe – Livny – Verkhovie – Zalegosch – Novosil – Mtsensk – Bolkhov – Orel.

CenterTelecom acquired 100% share holding of CJSC ATS, the largest telephone service operator in Tver.

December

The Federal Tariff Service (FTS) set tariffs for local telephone connections for OJSC «CenterTelecom» at the level of the existing tariffs for long-distance telephone connections for tariff zones 1 and 2.

On December 28, 2005 OJSC «CenterTelecom» obtained a conformance certificate certifying that the Company's quality management system conforms to the requirements of GOST R ISO 9001-2001 state standard (ISO 9001:2000).

On December 30, 2005 OJSC «CenterTelecom» paid out dividends on common shares for 2004.

MILESTONE EVENTS AFTER REPORTING DATE:

In early 2006, considerable management reshuffling took place in OJSC «CenterTelecom». On January 25, 2006 the Board of Directors of OJSC «CenterTelecom» suspended Ruben A. Amaryan from the office of General Director. At the same meeting the Board of Directors appointed Sergey V. Pridantsev as General Director of OJSC «CenterTelecom» with the term of office of 3 months, and on April 20, 2006 it defined the term of the Company's General Director S.V.Pridantsev in office as lasting from April 27, 2006 through April 26, 2008.

Sergey Vladimirovich Pridantsev was born on August 18, 1967 in Moscow. Graduated from Moscow Automotive and Road Institute in 1993; then graduated from Stanford Executive institute (in 2000) and the Russian Academy of Civil Service under the President of the Russian Federation (in 2004). After graduation, he headed the laboratory of transport and technological robots of Moscow Automotive and Road Institute. Then in 1994 – 1995 he worked for the Astelit communications operator. From January 1995 to May 1997 he was technical consultant in Hewlett Packard (Moscow). In 1997 he moved to Lucent Technologies, where he was in charge of customer operations in Moscow and Moscow Region, then he was promoted to the first deputy general director, the director for sales Russia-CIS in the company. He has cooperated with OJSC «CenterTelecom» since 2002 as councilor of the Company's General Director. In April 2003 he was appointed Deputy General Director - Commercial Director of OJSC «CenterTelecom». In January 2006 he was appointed General Director of OJSC «CenterTelecom». Awarded with the Ushakov medal for personal fortitude. Candidate of Science in Economics.

In accordance with the resolution of the Company's General Director the key executives were appointed in January – February 2006. On February 10, 2006 the Board of Directors of OJSC "CenterTelecom", taking into account recommendations of the Staff and Remunerations Committee of the Board of Directors adopted a resolution on establishment of the Management Board of OJSC "CenterTelecom" for the period from February 9, 2006 to August 1, 2006, consisting of 9 members as follows:

- Sergei Vladimirovich Pridantsev – General Director of OJSC «CenterTelecom»
- Aleksandr Pavolvich Gribov – Deputy General Director, IT Director of OJSC «CenterTelecom»
- Elena Viktorovna Zabuzova – Director of Department for Economic Planning and Budgeting of OJSC Svyazinvest
- Aleksandr Ivanovich Kirillov – Deputy General Director, Technical Director of OJSC «CenterTelecom»
- Andrei Dmitrievich Kartashov – Chief Accountant of OJSC «CenterTelecom»
- Aleksandr Aleksandrovich Lutskiy – Deputy General Director, Financial Director of OJSC «CenterTelecom»
- Sergei Viktorovich Nazarov – Deputy General Director, Commercial Director of OJSC «CenterTelecom»
- Viktor Dmitrievich Savchenko – Executive Director, Director of Legal Department of OJSC Svyazinvest

In accordance with the resolution of the Company's Board of Directors Dmitriy Valerievich Karmanov became a member of the Management Board of OJSC "CenterTelecom" on March 6, 2006. Earlier, on February 21, 2006, he was appointed as Deputy General Director, HR Director of the Company.

III. POSITION OF THE COMPANY IN THE INDUSTRY

At the end of 2005 the value of the telecommunications market in CFD, Moscow excluded, amounted to about RUR 50 billion, an increase of approximately 126% since 2004. In 2006 the telecommunications market is expected to further grow to a level of RUR 63 billion.

The analysis of the income structure dynamics of the Company for telecommunications services over the past years proves that the changes in the income structure of OJSC «CenterTelecom» in terms of the services have been in accordance with the industry tendencies, which means a reduction in the share of traditional services and a larger impact of the Internet, data transmission and intelligent communications services to the income structure.

Today the Company is a leader on the telecommunication market of the Central Federal District. In 2005 the company's market share was 55%, taking into account the income of national cellular operators. A cross section of the individual services provided by the Company provides the following view of the market breakdown in 2005:

- local communication services – 94.3%;
- long-distance communication services – 81.7% (taking into account the share of cellular and IP telephony operators);
- Internet access services and intelligent communications networks services – 45.3%.

Major competitors of the Interregional Company are national operators. Their aggregate market share fluctuates between 1% and 18% depending on the region and type of services.

Major Alternative Operators in the Central Federal District (Moscow excluded)

Source: Russian Telecom, FinAm

No.	Competitor's Name	Market share in the Central Federal District in 2004, %	Market share in the Central Federal District in 2005, %
1	Equant	1.3	1.0
2	Golden Telecom	5.0	5.7
3	TransTelecom	2.8	3.0
4	Corbina	0.0	0.2
5	Comstar	2.0	2.0
6	MTS	18.2	18.0
7	BeeLine	16.9	17.0

IV. PRINCIPAL BUSINESS LINES OF THE COMPANY

4.1. Major development perspectives of the Company in terms of services implementation.

During the last few years information technologies have been increasingly used in different spheres of the state and social life. All these determine the qualitatively new requirements for the speed of data processing and transmission, and, consequently, for telecommunications networks. Solving the task of upgrading and developing the telecommunications infrastructure in the Central Federal District, OJSC «CenterTelecom» aims at providing the citizens of the Central Region of Russia with ultra-modern telecommunications services. The principal business lines of the Company include:

- digitalization of public switched telephone network through construction of the new digital switching systems and nodes, replacement of analog equipment, utilization of new technologies on access lines, introduction of dynamic traffic flow control;
- maximum usage of the free installed capacity;
- digitalization of primary public switched networks by means of construction of the new digital transmission lines with the use of Synchronous Digital Hierarchy (SDH) technology and arranging circular-type structure of systems transmitting powerful high-speed digital flows; construction of new and development of the existing multiservice networks of Interregional Company with the use of IP/MPLS technology for provision of different broadband services;
- dynamic implementation of new telecommunications projects related to the use of high-speed Internet access, including content services on the basis of broadband networks;
- improvement of sales and after-sale customer care through optimization and standardization of the sales and service business processes;
- rendering of standard service packages with the use of multiservice networks features focused on different categories of users, first of all, individuals, representatives of

large and middle businesses (local telecommunications services, high-speed Internet, VPN);
- creation of the corporate data transmission network (CDTN) in the framework of OJSC «CenterTelecom».

In 2005 the principal business lines of the Company in the area of construction and intended application of radio communications systems included:

1. The construction by the Company's Verkhnevolzhsky Branch of the first stage of the IMT-MC-450 (CDMA 2000) standard cellular network based on CDMA-450 equipment produced by Huawei Technologies Co., Ltd., (China). As of January 1, 2006, the assembly and commissioning for the first stage of the network were completed. In Yaroslavl the Company installed the switching equipment of the next generation digital network, assembled five base stations on the branch premises, administered testing and comprehensive checking of the indicated equipment. The site is ready for operation.
2. The construction of the broadband wireless access (BWA) network based on IEEE 802.16 standard Libra 3000 type equipment in the Kaluga Branch of the Company (the city of Obninsk). The construction of the first stage of the BWA network was completed, which allowed the branch to expand its service offerings, and its capability to bring multiservice services to the user (the "last mile" solution).
3. The development of broadband multiservice access networks based on FTTB technologies (Fiber-to-the-Building), HFC (Hybrid Fiber Coax), MMDS. Expansion of activity in this area allows the company to significantly increase the range of telematics services, including Internet and VoIP services, as well as enhanced and higher quality TV broadcasting and digital telephony services.
4. The transfer of rural wire broadcasting networks to on-air broadcasting with a view to increasing profitability and reducing expenses on the traditional wire broadcasting.
5. Preparation for the launch of the Universal Service for private customers, in compliance with the requirements of FZ-126 "On Communications", continued effort to link unconnected rural settlements to a telephone network using various radio access systems.
6. Upgrading the current MPT-1327 trunking radio communications network in Moscow, Voronezh, Vladimir and Kaluga branches.
7. Construction of intra-zone and local links based on digital radio-relay systems in Verkhnevolzhsky, Kaluga and Moscow branches.
8. The construction of new, and expansion of the capability of the current subscriber wireless access networks using DECT standard equipment (Belgorod, Moscow, Smolensk and Tver branches), CDMA (Kaluga and Moscow branches), "point-to-point" equipment, "point-to-multiple points" of IAS-W type (Moscow and Tver branches).

Services for providing access to the local telephone network.

OJSC «CenterTelecom» routinely works toward meeting requests for telephone installations.

As of the beginning of 2005 the list of unfulfilled requests for telephone installation maintained by OJSC «CenterTelecom» contained 916 394 applications. During the reporting year the waiting list reduced by almost 18% down to 777 440 applications.

Also, over the past 3 years, OJSC «CenterTelecom» managed to achieve a stable annual reduction of the queue by 16% per year on the average. Thus, in 2003 – 2005 the number of unfulfilled requests decreased by almost 1.6 times (as of January 1, 2003 their number amounted to 1,224,934 requests).

Number of unfulfilled requests for telephone installation (as of the end of period), pieces



2 000 000
1 500 000
1 000 000
500 000
0
1 364 360
1 224 934
1 105 927
916 394
777 440
2001
2002
2003
2004
2005

A total of 191 058 applications were submitted during the reporting period, 243 277 requests were granted.

At the same time, OJSC «CenterTelecom» continues to work routinely toward granting old requests for telephone installation. Today almost 50% of the telephone installation waiting list consists of applications submitted from 2000 to 2005.

One of the major tasks that the Ministry of Information Technologies and Communications of the Russian Federation assigned to OJSC «CenterTelecom» before the celebrations of the 60th anniversary of the Victory in the Great Patriotic War (1941-1945) was to grant all requests for telephone communications services from handicapped people and veterans of the Great Patriotic War.

OJSC «CenterTelecom» invested tremendous effort in granting requests for telephone installation from handicapped people and veterans of the Great Patriotic War – all of those who had submitted applications before January 1, 2005 were provided with telephone communications.

New services

Today OJSC «CenterTelecom» is the leading Internet operator in CFD. In 2005 OJSC «CenterTelecom» reinforced its positions on the market of new services.

One of such services is dialup access to the Internet, which involves access provision using subscriber lines and analog modems. In comparison with the preceding year in 2005 the traffic grew 1.4 times to reach the volume of 2 492 million minutes. The explanation is that Internet access over dialup lines is the simplest and least expensive Internet access option.

For the users that need to regularly use a considerable amount of the Internet resources, transmit and receive a lot of information at a high speed, OJSC «CenterTelecom» offers a data transmission technology that uses a leased line. In 2005 the amount of information transmitted over leased Internet lines increased more than twice compared with 2004 and amounted to 176 569 Gb.

The positive dynamics of IP telephony services development continued in 2005, the traffic amounted to 9 126 thousand minutes, which is two times as much as in 2004.

In 2005 the number of agreements for cable television services increased more than 1.2 times as compared with 2004, and amounted to 62 308 agreements.

Description	2004	2005	Growth rate, %
Volume of information transmitted over leased Internet lines, Gb	74 921	176 569	235.7
Dial-up access traffic, mln min.	1 749	2 492	142.5
IP telephony traffic, thos.min.	4 150	9 126	219.9
Number of agreements for cable television services	51 590	62 308	120.8

In 2006 the Company plans to continue with its dynamic promotion campaign for services based on multiservice networks, broadband Internet access services, including dedicated Internet access using the xDSL technology.

4.2 The Company's tariff policy.

The tariff policy of OJSC «CenterTelecom» is implemented in accordance with the laws of the Russian Federation and aims at improving the Company's profitability and investment attractiveness, as well as at reinforcing its positions on the competitive telecommunications market.

The major areas of the tariff policy of OJSC «CenterTelecom» in 2005 included:

- tariffs management based on marketing data in accordance with the market conditions and economic feasibility;
- reduction of cross-subsidizing among sub-industries and various categories of users, and gradual harmonization of tariffs for similar communication services provided to all categories of users;
- in terms of regulated services (excluding services covered by cross-subsidizing) – bringing the tariffs to the level of economically substantiated costs calculated on the basis of cost accounting by business segments, including standard profit margin;
- for non-regulated services – harmonization of range of services provided and leveling tariffs within the Interregional Company, taking into account regional specifics;
- in terms of the services based on new technologies – satisfaction of the rapidly growing demand on this highly promising market segment; development of tariffs based on the experience of Russian and foreign operators;
- development and introduction of tariff plans, including those for service packages.

The tariffs for the main telecommunications services are subject to state regulation. From September 1, 2005, the tariffs for local telephone connection (conversation) with a subscriber system of payment for local telephone communication regardless of the line type were determined by the Resolution of the Federal Tariff Service as follows:

households:

- unified tariffs for all branches (excluding the Moscow Branch subscribers of urban and rural telephone networks (UTN and RTN); the Bryansk, Vladimir, Ivanovo, Orel, Smolensk, Tver, Tula Branch subscribers of rural telephone networks) – RUR 180,
- for the Moscow Branch (UTN and RTN) RUR 200,
- for the Bryansk and Orel Branches – RUR 160 (RTN),
- for the Vladimir, Ivanovo, Smolensk, Tver, Tula Branches – RUR 170 (RTN);

organizations:

- unified tariff for all branches – RUR 230.

For time-based payment the tariffs are set as follows:

households:

- subscriber charge – RUR 120 for the Moscow Branch subscribers, RUR 108 - for the subscribers of the other OJSC «CenterTelecom» Branches;

organizations:

- subscriber charge – RUR 140
- Charge for local telephone connection - RUR 0.17 per minute.

In 2005 the growth of the tariffs was **119.2%** for individuals and **115.0%** for organizations.

At the same time, the tariffs for long-distance telephone connections were reduced by 5% for the peak hours (8:00 to 22:00).

In 2005 the tariff policy department finished the harmonization of the nomenclature of services, and the General Director of OJSC «CenterTelecom» approved the unified Nomenclature of Services and the Regulation on the Nomenclature of OJSC «CenterTelecom» Services.

4.3. Marketing Strategy.

In compliance with the marketing strategy priorities of the Company, in 2005 the Company mostly focused on the development of unregulated communications services, attaching particular importance to dedicated Internet access and IP telephony services. The following major events were conducted within the marketing strategy implementation during 2005:

- the Program for improving the company's competitiveness until the year 2010, and the Program for developing modern services were elaborated and approved. They have been launched, including the standardization of the service sales and customer care processes; the large-scale deployment of *DSL*-based services is in full swing.
- Internet services, IP telephony and multiservice networks were actively promoted. The basic methods of promotion are still advertising and promo actions. The company's branches actively involved regional mass media, outdoor advertising and printed materials for the purpose of promotion of Internet access, IP telephony and multiservice services.
- customer loyalty to the company was studied and methods for improving it were determined.
- market research has been carried out aiming at analyzing the competitive environment, studying consumer preferences in terms of service packages and content based on xDSL technologies; volumes of the effective demand for various types of services and customer solvency level were determined, the competitive advantages of Internet services and IP telephony and competitive gaps were identified.

All the branches actively work toward the promotion of OJSC «CenterTelecom»'s brand as an operator with new modern approaches to business operation, high quality of services and level of servicing. Work on exterior decoration of the points of sales and service was carried out. The General Directorate promotes the CenterTelecom brand in accordance with the Action Plan for the promotion of CenterTelecom's services on the market of the Central Federal District, which is a constituent part of the Company's marketing strategy.

The branches continuously work toward developing the communications services in the corporate segment of the market. Apart from the promotion of Internet access services, the branches promote VPN services for the corporate sector, and actively interact with VIP clients. Contacts in the B2B (business to business) sphere are established.

Within the project for the establishment of a network distributed Call Center (CC) – Contact Center, OJSC «CenterTelecom» developed the Program for testing hardware and software facilities in the Call Center of the Moscow Branch, administered training of the administrative, technical and operating personnel in the operation of the CC hardware and

software facilities being deployed in the Verkhnevolzhsky and Kaluga Branches of the Company.

OJSC «CenterTelecom» continuously monitors the income derived from the services provided through the Call Centers of the Kaluga and Verkhnevolzhsky Branches. The analysis of the data shows a stable tendency of growing income derived from the fee-based services provided using the CC of the Kaluga and Verkhnevolzhsky Branches of the Company.

The Company tests the use of the interactive voice response for information services without operators' involvement. Work on leasing out the automated information system (AIS) is carried out within the framework of outsourcing.

The Kaluga Branch of OJSC «CenterTelecom» completed the installation of hardware and software for the Call Center.

The work leading to the deployment and pilot operation of the Call Center on the basis of the Yaroslavl telecom center facilities continue in the Verkhnevolzhsky Branch as scheduled.

V. Company's Development Perspectives

During the last few years information technologies have been increasingly used in different spheres of the state and social life. All these determine the qualitatively new requirements for the speed of data processing and transmission, and, correspondingly, for telecommunication networks. Solving the task of upgrading and developing the telecommunication infrastructure in the Central Federal District, OJSC «CenterTelecom» aims at the provision of citizens of the Central Region of Russia with ultra-modern telecommunication services. The principal business lines of the Company:

- digitalization of public switched telephone network through construction of the new digital switching systems and nodes, replacement of analog equipment, utilization of new technologies on access lines, introduction of dynamic traffic flow control;
- maximum usage of the free installed capacity;
- digitalization of primary public switched networks by means of construction of the new digital transmission lines using the Synchronous Digital Hierarchy (SDH) technology and arranging circular-type structure of systems transmitting powerful high-speed digital flows; construction of new and development of the existing multiservice networks of Interregional Company with the use of IP/MPLS technology for provision of different broadband services;
- implementation of new telecommunication projects related to the use of high-speed Internet access, including content services on the basis of broadband networks;
- improvement of sales and after-sale service system through optimization and standardization of business processes of sales and service;
- rendering of standard service packages with the use of multiservice networks features, focused on different categories of users, first of all, individuals, representatives of large and middle businesses (local telecommunication services, high-speed Internet, VPN);
- creation of the corporate data transmission network (CDTN) in the framework of OJSC «CenterTelecom».

Priorities in the sphere of services

Local Communications

Local communications share in the Company's earning structure takes one of the leading places - 47.8%. Local communications is the base on which all other communication services can be provided. The following priorities should be maintained in the development of the local communications services:

- increasing telephone penetration in the region taking into account the amount of the effective demand and the level of solvency of the private and corporate customers;
- increasing the digitalization level of the local communication network through modernization of outdated analog equipment;
- improving return and profitability of local communication services by:
  - bringing the tariffs for unregulated local communications services to the prime cost level, while delivering the profitability and competitiveness standards where required;
  - elaborating the flexible tariff policies regarding the unregulated local communications services with a view to enhancing their efficiency;
  - (for the branches that have switched to time-based charging of conversations) elaborating different price plans to target different user segments. The changes in the tariffs must apply to the elastic demand segments rather than the mass market;
  - introducing operator-controlled call centers, developing package of services to target both private and corporate customers.

Long-distance Communications

New Regulations on local, long distance and international telephone communications became effective from January 1, 2006. The new scheme of mutual settlements implies a shift from the system of income sharing to the system of payment for traffic transmission services rendered by the operators to each other in the course of rendering telephone communications services to subscribers. This scheme will allow the Company to derive income from long-distance and international traffic transmission regardless of the operator of long-distance/international communication selected by the subscribers and such operator's tariffs on distance/international communications. Because the new scheme of mutual settlements will reduce the income the Company derives from the traffic transmission services, the Company should focus on compensating for this loss of services by:

- generating and printing long distance communications bills for private and corporate customers, as well as invoices and reconciliation reports for corporate customers;
- delivering bills and invoices to customers;
- registering user payments;
- billing long distance services, preparing reporting forms, storing documents;
- providing long-distance/international connections over 3CO;
- providing information and reference services.

Internet Access

The degree of Internet penetration in the CFD continues to grow quickly. In 2004 this figure (Moscow excluded) was 8%, and in 2005 – 11%. The number of Internet users is particularly large in the enterprise segment. In comparison with the previous years, active redistribution of the client base in favor of dedicated Internet access is a conspicuous feature now. Over 70% of the business sector and 5% of the population use dedicated Internet.

The task of absolute priority as regards the development of this service is increasing the capacity of modem pools, expanding level 1 provider channels and large-scale deployment of ADSL services. Also, promotion of Internet access services should involve the proactive offering of corporate VPN solutions and promotion of services based on a multiservice network.

Service packages.

In terms of package services, the priorities are as follows:

- creating standard service packages using the features of multiservice networks that target different user segments (first of all small and medium size business);
- the following primary packages can be offered: xDSL-based Internet+Telephony as well as integration of fixed and mobile communications.

Call Center services

These services are of particular interest because they at the same time contribute to higher profit, can be used for In-House purposes and are an additional channel of communications, exert a positive impact on the Company's image, including additional commercial advantage gained through the provision of outsourcing services. The Company has already made considerable progress in the implementation of Call Center services. In particular, such centers are being set up on the basis of the Moscow, Yaroslavl and Kaluga Branches. Organization of the Call Center conducted by OJSC «CenterTelecom» is a priority direction of developing services based on intelligent networks. The services target both private and corporate customers.

The following services will be provided on the basis of the Call Centers being designed:

- ordering of value-added services (VAS);
- Inquiry service for long distance, international codes;
- Reference and information service about the numbers of subscriber telephones against full data;
- Free reference service of the subscriber department and repair service;
- Telegram reception/transmission service;
- Fee-based reference and information service (information provided against incomplete data, corporate information per line of activity);
- Paid services service (search for goods, express bill, advertising, "Secretary");
- Inquiry service on railway transport services in the city;
- Information service (currency exchange rates, weather forecast, leisure);
- Ring-round service (telemarketing) etc.

VI. RESULTS OF THE PRINCIPAL LINES OF ACTIVITY PURSUED BY THE COMPANY

6.1. Investment Policy

No.	Description	Unit	2004	2005	Rate of indexes changes in 2005/2004 (%)
1.	Investments into fixed assets – Total,	mln RUR	9 750	4 984	51 %
	Including:				
1. a	sub-industry structure				
	- traditional telephony	mln RUR	6 219	2 697	43 %
	- long-distance and international telephone communications	mln RUR	1 394	450	32 %
	- new services and technologies	mln RUR	382	400	105 %
	- other, total	mln RUR	1 755	1 437	82 %
	including				
	-mobile radio communications, TV and radio broadcasting, radio communications, document communications	*mln RUR*	*505*	*48*	9.5 %
1. b	reproduction structure:				
	- new construction	mln RUR	2 006	1 103	55 %
	- expansion	mln RUR	4 354	2 285	53 %
	including the purchase of main assets, construction in progress and used objects	*mln RUR*	*641*	*413*	*64 %*
	- renovation	mln RUR	2 028	1 067	53 %
	- reequipment (upgrading)	mln RUR	644	244	38 %
	- the purchase of OS outside the construction cost	mln RUR	718	218	30 %
2.	Company's own funds used for financing of investments made into the fixed assets (construction in progress and used objects inclusive)	mln RUR	3 576	3 106	87 %
3.	Attracted funds used for financing of investments made into the fixed assets (construction in progress and used objects inclusive)	mln RUR	6 174	1 878	30 %
4.	Fixed assets put into operation	mln RUR	8 672	6 082	70 %
5.	Production facilities put into operation (as per the annual report data based on the layout of forms C1, C2)				
5.1.	Subscriber lines capacity put into operation	Numbers	615 320	270 355	44%
5.2.	Automated trunk exchange put into operation	Channels	30 060	1 500	5%
5.3.	Fiber-optic communication and microwave lines put into operation	Km	2 510	1770.9	73%

6.2. The main network development indicators

During the reporting year OJSC «CenterTelecom» worked toward enhancing automation and digitalization of long distance communications to assure better operation of telecom equipment and enhance the quality of the services provided.

In 2005 the Company put into operation 1697.9 km of fiber-optic communications lines, the length of the intrazone transmission lines at the end of 2005 was 29771.7 km, with fiber-optic communications lines accounting for 14875.8 km.

Generally, the construction and commissioning of intra-zone fiber-optic communications lines, and switching of the equipment used the nodes to a higher STM level resulted in a greater length of intra-zone long distance links in the branches.

The total growth of the intra-zone channels across the Company amounted to 7314.7 thousand chan. –km, including the length formed by digital transmission systems - 7619 thousand chan. - km.

Currently in all regions the Company digital automatic long distance exchanges of the types EWSD, S-12, and AXE-10 are installed.

In 2005 the switching field of the automatic long distance exchange in Smolensk increased by 1500 channels, and four outdated Quartz-type automatic long distance exchanges were decommissioned. As a result, the installed capacity of the automatic long distance exchange reduced by 1319 channels, including a reduction of 486 for the intra-zone capacity.

No.	Indicators	Units of measurement	2004	2005	Rate of indicators change in 2005/2004 (%)
1	2	3	4	5	6
1.	Increase in the length of long distance (intra-zone) telephone channels total,	thos.chan./km	13185.0	**7314.7**	55.5
	including the length formed by digital transmission systems	thos.chan./km	13257.0	**7619.0**	57.5
2.	Increase in the number of main telephone sets, total, Including: - UTN; - RTN	thos. thos. thos.	345.006 307.655 37.351	**190.333** **158.191** **32.142**	55.2 51.4 86.1

3.	Increase in the outgoing automatic channels of automatic long distance exchange, total, including figures for zone communications	chan. chan.	8245.0 3875.5	**-1319** **-486**	

The increase in the number of main telephone sets in 2005 was 190.333 thousand, including the figures for the UTN – 158.191 thousand, and for the RTN – 32.142 thousand.

In 2005 outgoing long-distance traffic amounted to 2,823,190 thousand minutes, and outgoing international traffic made 189,411 thousand minutes.

Description	**2004**	**2005**	**Growth rate, %**
Outgoing long-distance traffic, thos. min.	2 810 936	2 823 190	100.4%
Outgoing international traffic, thos. min.	197 553	189 441	95.9%

Mobile radio communications, radio access network, cellular communications

The Company has made some headway in the development of mobile radio communications networks, radio access networks and cellular networks. The Company attached primary importance to retaining its positions in the filled "niches", and increasing the subscriber base in selected areas.

The total number of subscribers as of the end of 2005:

Number of Subscribers	Increase in the subscriber base per annum
Mobile radio communications networks	
4 833	398
Radio access networks	
35 106	4 504
Cellular networks:	
a) GSM-900/1800:	
99 974	3 687
b) NMT-450:	
17 355	- 424

Radio broadcasting

Along with traditional communication services, OJSC «CenterTelecom» also solves the socially important tasks on the maintenance and development of mass media sphere of state-owned, regional and local broadcasting for the population of the Central Federal District of the Russian Federation, and at the same time keeps regional networks of local emergency warning systems. As a rule, these are solved by the regional communications enterprises within the Programs for developing TV and radio broadcasting networks in the region jointly developed with the regional Administrations.

One of the basic areas of activities is reduction of operating costs through modernization of the existing equipment of radio centers through the use of more reliable and power-saving technologies, and organization of staged transfer of rural wire broadcasting networks to alternative on-air broadcasting.

The wire broadcasting equipment are operated and upgraded through enhancement of the engineering capability and better customer care.

During 2005 130 radio relay nodes (RRN) were phased out of the wired-radio network, their number at the end of the year is 11203.

The number of primary radio relay points at the end of 2005 was 2 574 566, with 603 439 excluded during the year.

At the same time the development of on-air broadcast transmitters helped compensate for the loss of radio relay points. 8 153.9 thousand people were covered with on-air radio broadcasting at the end of the year.

The total number of USB-FM broadcast transmitters currently in operation is 173, 114 transmitters operating within a range of 65.9 – 74.0 MHz, 59 – within a range of 87.5 – 108.9 MHz. 54 transmitters operate in the stereo mode. The power of 169 transmitters ranges from 0.03 kW to 1 kW, the power of 4 transmitters is over 1 kW.

Television

Major work has been carried out in 2005 on cable television networks upgrading and development.

The task of ensuring the dominating presence of OJSC «CenterTelecom» on the telecommunications market of Kostroma in terms of cable television services and high-speed Internet access over dedicated channels has been solved. The penetration level for the segment of cable television in the town makes 71.9%, and high-speed dedicated Internet connection – 76%.

The Company upgraded and expanded the installed capacity of the cable television systems in the towns of Kolomna and Orekhovo-Zuevo, Moscow Region, and enabled the provision of telephone and high-speed Internet access services, which gave a boost to the growth of the client base.

During the reporting period multiservice networks based on the MMDS technology were put into commercial operation in Serpukhovo, Solnechnogorsk and Chekhov, Moscow Region. The networks provide multiservice services similar to cable television with a reverse channel.

The total number of the cable television subscribers is 62 488, the subscriber base grew to be 9 931 subscribers during the year.

6.3. Key performance indicators of the Company

Description	Unit	2004	2005	Rate of indicators changes in 2005/2004 (%)
Proceeds (VAT exclusive)	mln RUR	24 963	27 594	110.5
Tariff revenues*	mln RUR	24 603	27 184	110.5
Costs	mln RUR	19 702	21 249	107.8
Pre-tax profit	mln RUR	971	1 403	144.5
Profitability as to pre-tax profit	%	4.9	6.6	1.7
Prime cost of RUR 100 worth of proceeds	RUR	78.9	77.0	97.6

* - balance sheet data

6.4. Structure of profits per user type and category for 2005

Service type	**Total (VAT exclusive) RUR thos.**	**Including:**	
		From budget-funded organizations RUR thos.	**From private users RUR thos.**
1	**2**	**3**	**4**
Revenue from the communications services, interconnection services and traffic transmission services, total Including:	27 184 082.4	2 071 780.2	16 875 597.6
Long distance and international communications	9 109 808.3	745 059.9	5 238 615.7
1	**2**	**3**	**4**
Urban telephony	11 299 528.4	926 591.4	8 568 737.8
Rural telephony	1 697 181.1	138 463.7	1 370 237.7
Connections via all types of payphones	174 404.5	1 151.7	166 888.4
Document telecommunications	1 533 879.7	178 161.6	703 814.4
Radio communications, radio broadcasting, television and satellite communications	53 470.0	8 510.1	40 194.1
Wire broadcasting	663 301.1	55 696.2	561 072.4
Mobile telecommunications	261 757.2	3 763.9	226 037.1
Interconnection services and traffic transmission	2 390 752.1	14 381.7	---

6.5. Structure of profits (detailed) for 2005.

No.	Expense items	Revenue structure for 2005, %.
1	Payroll	32.7
2	Uniform social tax	8.2
3	Other personnel costs	0.3
4	Wear and tear	15.8
5	Material costs	5.7
6	Electric and thermal power	2.8
7	Third party organizations contracted to perform repair and maintenance	4.1
8	Tax expense	0.3
9	Rostelecom expense	14.7
10	Communications operators' services	2.2
11	Other costs (not listed above)	13.2
12	TOTAL COSTS	100.0

6.6. Key Indicators of the Company Activities Efficiency

No.	Description	Unit	2004	2005	Rate of indicators change (%)
1	Revenue per line	RUR	4 037.3	4 267.8	105.7
2	Sales profit per line	RUR	850.9	981.4	115.3
3	Revenue per employee	RUR	366.1	425.3	116.2
4	Sales profit per employee	RUR	77.1	97.8	126.8
5	Number of lines per employee	lines	90.7	99.7	109.9

6.7. Net assets of the Company.

	As of 01.01.2006.
1. Value of net assets (RUR thos.)	16 113 782
2. Charter capital (RUR thos.)	6 311 999
3. Reserve fund (RUR thos.)	31 560
4. Net assets to charter capital ratio (p.1/p.2) (%)	255.29
5. Net assets to the value of the charter capital and reserve fund (p.1/(p.2+p.3)) (%)	254.02

During the reporting period the net assets grew by RUR 538 914 thousand, or by 3.5%.

VII. KEY LINES OF PROFIT DISTRIBUTION

7.1. Report on the key lines of profit distribution for 2004.

No.	Description	Unit	2004 profit distribution	
			Approved by the general shareholder meeting on 30.06.2005	Actual distribution
1	2	3	4	4
1.	Net profit for 2004	RUR thos.	397711	397711
2. Key lines of profit disposition:				
2.1.	dividend payout % to profit	RUR thos. %	139199 35	139199 35
2.2.	increasing the joint stock in terms of the retained profit of the reporting year % to profit	RUR thos. %	258512 65	258512 65

7.2. Key planned lines for profit distribution for 2005 .

No.	Description	Unit	**VALUE**
1	2	3	4
1.	Reporting year net profit	RUR thos.	668504
2.	**Key planned lines for profit distribution for the reporting year:**		
2.1.	coverage of losses incurred in the previous years	RUR thos.	
2.2.	reserve fund % to net profit	RUR thos. %	33425 5.0
2.3.	special shareholding fund for the Company employees (if such a fund is provided by the constituent documents) % to net profit	RUR thos. %	
2.4.	dividend payout % to net profit	RUR thos. %	173238 25.9
2.5.	increasing the joint stock in terms of the retained profit of the reporting year % to net profit	RUR thos. %	461841 69.1

VIII. REPORT ON THE PAYOUT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY SHARES

The main principles of the Company's dividend policy are as follows:

- increasing the welfare of the shareholders and providing for the Company's capitalization growth
- providing optimal balance between the consumed and capitalized parts of the derived profit so that the market price of the Company's shares can be ensured
- defining a transparent mechanism of dividends rate determination understandable to the shareholders, dividend payout procedures, requirements to the Company shareholders and measures applied to executive bodies in the event of partial or delayed payment of the declared dividends

Under the Company Charter the owners of preferred shares are guaranteed dividends to the amount of at least 10% of the Company's net profit divided by the number of placed preferred type A shares.

- the date when the general shareholder meeting adopted a resolution authorizing the payment of annual dividends – June 30, 2005
- the start date for dividend payout fixed by the meeting's decision - none
- the actual start date for dividend payout – August 10, 2005
- the amount to dividends payable per 1 share:
  RUR 0.0756115 per type A preferred share;
  - RUR 0.0630084 per ordinary share.
- the dividend payout method is cash.
- the amount of the dividends paid by the time the annual report was compiled as of January 1, 2006:

- RUR 98 914 083.74 for standard shares.
- RUR 39078513.04 for preferred shares.

The share of paid dividends to the total amount of the dividends payable is 99.13%.

The main reasons why dividends were not received – shareholders failed to collect the dividend payments, or no correct details for money transfer were provided.

Dynamics of declared (accrued) dividends on the Company shares (per share)

Type of security	2002	2003	2004	2005*
	amount (RUR)	amount (RUR)	amount (RUR)	amount (RUR)
Ordinary shares	0.096052	0.124867	0.0630084	0.0674191
Type A preferred shares	0.206143	0.285662	0.0756115	0.1270937

Comments to the *table:* * The size of dividends is indicated, which is proposed by the Board of Directors of the Company for approval at the annual general shareholder meeting.

The resolution on the dividend payments for 2002 was adopted at the annual general shareholder meeting held on June 24, 2003. The dividend payment due date is August 23, 2003 for preferred shares, and December 31, 2003 for standard shares.

The resolution on the dividend payments for 2003 was adopted at the annual general shareholder meeting held on June 11, 2004. The dividend payment due date is August 10, 2004 for preferred shares, and December 31, 2004 for standard shares.

The resolution on the dividend payments for 2004 was adopted at the annual general shareholder meeting held on June 30, 2005. The dividend payment due date is August 29, 2005 for preferred shares, and December 31, 2005 for standard shares.

Partial payment by the Company of the dividends for the indicated reporting period is due to the following reasons:

- no correct details for money transfer;
- shareholders failed to collect cash dividend payments.

IX. INFORMATION ABOUT THE MOST SUBSTANTIAL TRANSACTIONS MADE BY THE COMPANY

I. In 2005 the Company did not make any large transactions according to Chapter X of the Federal Law "On Joint-Stock Companies".

II. In 2005 the Board of Directors of the Company approved 28 interested party transactions:

1) *Subject*: Defining the substantial provisions and terms of the contracts which the Parties intend to conclude in order to create and operate a communications line.

Contracting party: OJSC Rostelecom.

Interest:

V.N.Yashin, V.E.Belov, S.P.Avdiyants, G.M.Finger, E.V.Yurchenko are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

2) *Subject*: Development of design and cost estimation documentation, and planning and survey work for the site: "Construction of the base tandem station in Kostroma".

Contracting party: OJSC Giprosvyaz

Price of the services: The total value of the Contract is RUR 460 407.68. (Four hundred sixty thousand and four hundred and seven rubles 68 kopecks) including VAT – 18%.

Term: The work is to be completed one month after advance payment is made.

Interest:

OJSC Svyazinvest that owns over 20% of the voting shares of OJSC "CenterTelecom" has over 20% of the voting shares of OJSC Giprosvyaz.

3) *Subject*: OJSC MGTS provides to OJSC "CenterTelecom" the following services:

- operation of the line and cable installations of OJSC MGTS so that the communications cables of OJSC «CenterTelecom» can be placed inside;
- operation of the line and cable installations of OJSC MGTS so that the couplers of optical cables of OJSC «CenterTelecom» can be placed inside;
- operation of the line and cable installations of OJSC MGTS during the insertion of OJSC «CenterTelecom» pipes into the OJSC MGTS well.

Contracting party: OJSC Moscow City Telephone Network.

Price: From 01.04.2004 to 30.11.2004 payment of RUR 99 040.80 is made (ninety nine thousand forty rubles 80 kopecks), additional VAT payment of 17 827.34 (seventeen

thousand and eight hundred and twenty seven rubles thirty four kopecks). From 01.12.2004 the payment of services is made by OJSC «CenterTelecom» according to the effective tariffs of OJSC MGTS and is RUR 25 453.68 (Twenty five thousand four hundred and fifty three rubles 68 kopecks), also VAT payment of RUR 4 583.46 (Four thousand and five hundred eighty three rubles 46 kopecks).

Term: The contract takes effect after signing and is valid through 31.12.2005.

The Contract applies to the relations of the Parties established since April 1, 2004.

Interest:

V.N.Yashin – Chair of the Board of Director of OJSC «CenterTelecom» and at the same time a member of the Board of Directors of OJSC MGTS;

4) *Subject*: Maintenance of the assembled, tuned and active equipment of OJSC Rostelecom disposed in the line processing room (LPR) in the building at: 36 Svobody St., Ryazan.

Contracting party: OJSC Rostelecom.

Price of the services: Monthly payment for the services provided is RUR 4130 (four thousand and one hundred thirty) including 18% VAT in the amount of RUR 630 (six hundred and thirty).

Term: The Contract takes effect after conclusion and is valid until December 31, 2005. This Contract applies to the relations established since September 1, 2004.

Interest:

V.N.Yashin, A.V.Lopatin, V.E.Belov, S.P.Avdiants are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

5) *Subject*: OJSC «CenterTelecom» provides to OJSC Rostelecom services for providing a complex of resources to ensure the functioning of the OJSC Rostelecom equipment, namely: SKU-1 rack with the equipment of the flexible MK-2048/GK-M multiplexer, and a 19" telecommunications cabinet with the equipment of the network node of flexible access multiplexers (USMGD).

Contracting party: OJSC Rostelecom.

Price: The monthly payment for the services is 18 800 (eighteen thousand and eight hundred rubles), including 18% VAT.

Term: The contract takes effect after signing and is valid through 31.12.2005.

Interest:

V.N.Yashin, V.E.Belov, S.P.Avdiyants, G.M.Finger, E.V.Yurchenko are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

6) *Subject*: OJSC «CenterTelecom» leases physical circuits out to OJSC Central Telegraph.

Contracting party: OJSC Central Telegraph

Price: The cost of services a month is RUR 277275.00. (Two hundred and seventy seven thousand and two hundred and seventy five rubles 00 kopecks) plus 18% VAT.

Term: The Contract takes effect after it is signed by the Parties and is valid for an indefinite period.

Interest:

E.V.Yurchenko, V.E.Belov – members of the Board of Directors in OJSC «CenterTelecom» and at the same time members of the Board of Directors in OJSC Central Telegraph.

7) *Subject*: Preparation and issue by OJSC «CenterTelecom» of the main technical requirements for the equipment to be deployed in the OJSC Rostelecom room at the following address: 26 Sushchevskiy val.

Contracting party: OJSC Rostelecom.

Price: The amount of 1298 (One thousand two hundred and ninety eight US dollars), including (18%) VAT – 198 (one hundred and eight US dollars).

Term: The contract takes effect after signing by the Parties and is valid until complete fulfillment of the contractual obligations.

Interest:

V.N.Yashin, V.E.Belov, S.P.Avdiyants, G.M.Finger, E.V.Yurchenko are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of JSC Rostelecom.

8) *Subject*: Lease of non-residential premises with a total area of 540.2 sq.m. situated at the address Fabritsius St. house 56, building 2, Moscow, at automatic exchange 99 of Tushino telephone node – department of OJSC MGTS.

Contracting party: OJSC Moscow City Telephone Network.

Price: The monthly lease payment is RUR 175 024 80 kopecks (One hundred seventy and five thousand and twenty four rubles 80 kopecks), including 18% VAT - 26 698 rubles 70 kopecks.

Term: Life of the lease: commencement – the date of the Contract signing; expiration – December 30, 2005. The parties extend this Contract to the relations established since 01.01.2005.

Interest:

V.N.Yashin – Chair of the Board of Directors of OJSC «CenterTelecom» and at the same time a member of the Board of Directors of OJSC MGTS;

9) *Subject*: Change in the conditions of the Policy Contract No.5 "N"/4609/04-DO of August 18, 2004.

Clause 3.1. The following passage must be added to the Policy Contract:

"Of the funds owned by CJSC SK COSTARS 12% of the insurance premium transferred by the Insured subject to paragraph 4.1. of the Policy Contract No.5 "N"/4609/04-DO of August 18, 2004 (gross premium) shall be allocated to fund the events of labor protection, maintenance of automatic fire extinguishing systems, fire alarm system, in-door ventilation and emergency notification systems".

Contracting party: CJSC SK COSTARS.

Price: The price of financing the events of labor protection, maintenance of automatic fire extinguishing systems, fire alarm system, in-door ventilation and emergency notification systems for OJSC «CenterTelecom» is 12% of the insurance premium transferred to OJSC «CenterTelecom» on the basis of paragraph 4.1. of the Policy Contract No.5 "N"/4609/04-DO of August 18, 2004 (gross premium) pursuant to the provision of CJSC SK COSTARS "On a reserve of prevention events for voluntary types of insurance" of March 16, 1998.

Term: The additional agreement takes effect on the signing date and is valid until the Policy Contract No.5 "N" of August 18, 2004 expires.

Interest:

OJSC «CenterTelecom» owns over 20% of the shares in CJSC SK COSTARS.

10) *Subject*: Performance of legal and other actions on behalf and at the cost of OJSC «CenterTelecom» needed to conclude with third parties contracts for services provided by OJSC «CenterTelecom» to Customers.

Contracting party: OJSC Russian Telecommunication Network

Price:

Payment type	Agent's commission
Of the amount charged to the Customers for the provision of access to the communications network for the number capacity commissioned in accordance with the investment plan of the Operator of the current and the previous periods	10 %
Of the amount charged to the Customers for the provision of access to the communications network for the number capacity commissioned in accordance with the Operator's investment plan of the other preceding periods	30 %
Of the amount charged to the Customers for the services provided monthly: 3.1. Data transmission 3.2. Internet 3.3. Other new services	 10% 20% 10%

Payments are made from the amount charged to the Customers for the Services rendered by the Principal under Customer Contracts concluded by the Agent on behalf of the Principal within this Agent's Contract.

The payment of the commission to the Agent for each Customer will be discontinued by the Principal after 3 (Three) months expire after the date the provision of the Services for the Customer commences unless otherwise specified by an Additional Agreement between the Parties.

Term: The Contract is effective from the date of signing by both Parties and until December 31, 2005, to be prolonged for each subsequent calendar year on the same terms.

Interest:

OJSC «CenterTelecom» owns 100% of the shares in OJSC Russian Telecommunication Network.

11) *Subject*: Providing services for the organization and deployment of digital and analog communication links.

Contracting party: OJSC Russian Telecommunication Network

Price:

No.	Data Transmission Rate Kbps	Interface type at terminations	Address of termination No.1		Address of termination No.2		Channel length, km	Price (RUR)	Number of channel
1	2048	G.703	MMTS-10	(20810)OK7p02/C1-68-1-0-0-1 DXC-30-1 port 1:i4	Khimki	(80236,AM1 port 1/5) CM36-01AM1-1-0-0-5. . . (80236,02, port 2/1/10/2/2) DXC-30 port 1:1	18	13500	
2	2048	G.703	MMTS-10	(20810)OK7p02/C1-68-1-0-0-18 DXC-30-2 port 1:i11	Zhukovskiy	(80253,01, port 5) OK747/C1-62-1-1-0-0-37 DXC-30 port 7:3	42	13500	ITU 30n005

Term: The Contract takes effect after the date of signing by the Parties and is valid until December 31, 2005, to be prolonged for each subsequent calendar year on the same terms.

Interest: OJSC «CenterTelecom» owns 100% of the shares in OJSC Russian Telecommunication Network.

12) *Subject*: Services for providing interconnection of the OJSC RTS data transmission network and the OJSC «CenterTelecom» data transmission network, and data traffic transmission.

<u>Contracting party:</u> OJSC Russian Telecommunication Network

<u>Price:</u>

1. The tariffs for the services of transmitting data traffic with a committed bandwidth.

Subscriber fee for the data transmission channel

Virtual circuit parameters / unit cost (VAT exclusive), RUR.		Connection rate, Kbps					
		64	128	256	512	1024	2048
Committed bandwidth, Kbps	0	1800	2100	2400	3000	3600	4500
	64	2100	2400	3000	3600	4500	6000
	128		3000	3600	4500	6000	7500
	256			4500	6000	7500	9000
	512				7500	9000	12000
	1024					12000	15000
	2048						18000

Tariffs for the services of transmitting the customer traffic to the Public Internet

Connection type	Connection rate, Kbps	Monthly unit payment, 1Gb included (VAT excluded), RUR	1 Mb in excess (VAT excluded), RUR.
1. ADSL	up to 7500	2400	1.80
2. Digital link	up to 64	2400	1.80
	up to 128	2400	1.80

Notes:

A) the subscriber fee for the data transmission channel and Internet upstream traffic includes a subscriber fee for the local extension of the channel to the customer within the same settlement. The installation fee for the local extension is calculated using the technical connection conditions. The installation fee for the port is calculated on the basis of the connection rate, interface type, deployed equipment type.

B) The tariffs specified in this Appendix are established without the taxes which can be levied in excess of the tariffs established pursuant to the effective legislation (VAT).

<u>Term:</u> The Contract takes effect after it is signed by both Parties and is valid during one year.

<u>Interest:</u>

OJSC «CenterTelecom» owns 100% of the shares in OJSC Russian Telecommunication Network.

13) *Subject*: Services for organizing information and consulting seminars.

<u>Contracting party:</u> Non-profit partnership Center for Telecommunications Development Research

<u>Price:</u> Not more than RUR 15 000 (fifteen thousand), including VAT, for one participant in one seminar.

<u>Term:</u> The Contract takes effect after signing and is valid through December 31, 2005, to be prolonged for the same period on the same terms.

<u>Interest:</u>

V.E.Belov,–a member of the Board of Directors of OJSC «CenterTelecom», is at the same time the Chairman of the Board of the Non-profit partnership Center for Telecommunications Development Research.

14) *Subject*: termination of Contract No.14/02/994-2.20 of 26.11.2002 for the purchase of a share in LLC TverTelecom.

Term: The Contract takes effect provided each of the following events occurs, on the date when the last of the indicated events occurs:

- adoption by the Boards of Directors of the Parties of the decision approving the conclusion of this Agreement in the manner the law governs approval of interested party transactions;
- the signing of the Agreement by the Parties.

Contracting party: OJSC Rostelecom.

Interest:

V.N.Yashin, A.N.Kiselev, S.I.Kuznetsov, V.V. Degtyarev are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

15) *Subject*: Production of passes that allow the OJSC «CenterTelecom» to access OJSC MGTS sites in 2005, where OJSC «CenterTelecom» temporarily leases vacant premises.

Contracting party: OJSC Moscow City Telephone Network.

Price: The production cost of passes 430 rubles 00 kopecks (Four hundred and thirty rubles 00 kopecks), including 18% VAT to the amount of 65 rubles 59 kopecks (Sixty five rubles 59 kopecks) for each pass.

Term: The Contract takes effect after it is signed by the Parties and is valid until December 15, 2005.

Interest:

V.N.Yashin – Chair of the Board of Directors of OJSC «CenterTelecom» and at the same time a member of the Board of Directors of OJSC MGTS;

16) *Subject*: The Customer authorizes and the Service Provider assumes the provision of services for managing the billing transformation program (hereinafter referred to as the Program) that seeks to implement and put into commercial operation of the unified billing solution for the Customer, namely:

- determining the order of procedures to be performed within the Program by preparing the Master Plan and a new version of the Program Charter;
- coordinating the work within the Program, including: planning and managing the work at the Program level, including: building and managing the Program team, managing communications in the Program, managing risks in the Program, controlling change in the Program, managing quality in the Program, monitoring the implementation of the Program plans, keeping the work plans and Program management documents up to date, monitoring the quality of the work performed under the Program, conducting scheduled events and meetings provided by the Program documents, preparing reports provided by the Program with the exception of the documents prepared by the executors; managing Program issues and risks (maintaining a log of open risks and issues, preparing proposals for reducing risks and resolving issues, monitoring the implementation of the decisions); managing the Program documentation (storing of the documents, mailing of the documents, maintaining a history of document changes and reconciliations, maintaining an archive of the Program documents).

Contracting party: OJSC Svyazintek

Value of the transaction:

the cost of the services is RUR 29 000 000, including VAT:

1st stage – RUR 14 500 000, including VAT;
2nd stage – RUR 14 500 000, including VAT;
The Customer (*the persons acting in favor of the Customer*) pays for the services to the following amounts:
OJSC VolgaTelecom pays RUR 3 770 000, including VAT;
OJSC Dalsvyaz pays RUR 1 160 000, including VAT;
OJSC Rostelecom pays RUR 5 510 000, including VAT;
OJSC SZT pays RUR 3 190 000, including VAT;
OJSC Sibirtelecom pays RUR 3 190 000, including VAT;
OJSC UralSvyazInform pays RUR 3 190 000, including VAT;
OJSC Central Telegraph pays RUR 580 000, including VAT;
OJSC «CenterTelecom» pays RUR 5 220 000, including VAT;
OJSC Southern Telecommunications Company pays RUR 3 190 000, including VAT.

The services under the contract are paid for in installments: 30% of the cost of the services is paid upfront after the contract is signed, 30% of the cost of the services is paid after the services for the 1st stage are accepted, the remaining 40% of the cost of the services is paid for after the services in the 2nd stage are accepted.

Interest:

OJSC «CenterTelecom», a shareholder in OJSC Svyazintek, has together with its affiliated persons over 20% of the voting shares in OJSC Svyazintek.

17) *Subject*: The issuer undertakes to transfer into the ownership of the Shareholder, and the Shareholder undertakes to accept and pay for 2 057 652 (Two million fifty seven thousand and six hundred fifty two) standard registered uncertificated shares of the Open Joint-Stock Company Information Communications Technologies of the second issue with the face value of 10 (Ten) rubles per share. The state registration number of the securities issue: 1-01-10154-A-001D.

Contracting party: Open Joint-Stock Company Information Communications Technologies (OJSC Svyazintek).

Price: The price of the sale of the shares is 20 576 520 (Twenty million five hundred and seventy six thousand and five hundred twenty) rubles.

Term: This Contract takes effect after it is signed and expires subject to the occurrence of the circumstances provided under this Contract and the effective legislation of the Russian Federation.

Interest:

OJSC «CenterTelecom» is a shareholder in OJSC Svyazintek and a party in the transaction. OJSC «CenterTelecom» together with its affiliated persons (persons belonging to the group of persons to which this legal entity belongs) has 20 and more percent of the voting shares in OJSC Svyazintek.

18) *Subject*: The Agent undertakes to conclude in its own name and at the expense of the Principal a contract for services/work for managing the ERP implementation program in the companies acting in favor of the Principal.

Contracting party: Non-profit partnership Center for Telecommunications Development Research.

Price:

- the agent's commission for the entire contract – $160 650, including VAT at the exchange rate of the Central Bank of the Russian Federation on the payment date;
- the agent's costs for the entire contract – $5 355 000, including VAT at the exchange rate of the Central Bank of the Russian Federation on the payment date;
- the amount payable by the Company:

- the agent's commission payment - $22 950 including VAT at the exchange rate of the Central Bank of the Russian Federation on the payment date;

- the agent's expenses payment - $765 000 including VAT at the exchange rate of the Central Bank of the Russian Federation on the payment date;

Term:

- the report is to be provided by the Agent within 30 business days after the work delivered by the Service Provider is accepted;
- the period of the service/work under the contract concluded by the Agent furtherance of the agency - 172 days.

The Contract takes effect after it is signed and is valid until the Parties have performed all of the contractual obligations undertaken.

Interest:

R.A.Amaryan – a member of the Board of Directors of OJSC «CenterTelecom», **at the same time** a member of the Board of the Partnership.

19) *Subject*: The supply of the equipment and software, assembly and commissioning thereof.

Contracting party: OJSC Russian Telecommunication Network

Price: The total cost of the contract is the RUR value of 1 025 268.98 (One million twenty five thousand and two hundred sixty eight US dollars 98 US cents), including (18%) VAT – the RUR value of 156 396.96 (One hundred fifty six thousand and three hundred ninety six US dollars 96 US cents), including:

- for the supplied equipment – the ruble value of 1 019 976.98 (One million nineteen thousand and nine hundred seventy six US dollars 98 US cents), including (18%) VAT – the ruble value of 155 589.71 (One hundred fifty and five thousand five hundred eighty nine US dollars 71 US cents);

- for work - the ruble value of 5 292.00 (Five thousand two hundred ninety two US dollars 00 US cents) including (18%) VAT - the ruble value of 807.25 (Eight hundred seven US dollars 25 US cents).

Term: The Contract takes effect after it is signed by the authorized representatives of the Parties and continues to be in effect until the Parties have performed all of their contractual obligations.

Interest:

The Company may dispose of over 20 percent of the overall number of the votes for the shares (deposits, shares) that constitute the charter capital of this person.

20) *Subject*: The supply of the telecommunications equipment.

Contracting party: OJSC Russian Telecommunication Network

Price: The RUR amount is equivalent to 194 088.00 (one hundred ninety four thousand and eighty eight) US dollars including 18% VAT in the amount of 29 606.64 (twenty nine thousand six hundred six, 64/100) US dollars.

Term: The Contract takes effect after it is signed by both parties and continues to be in effect until the parties have performed the contract.

Interest:

The Company may dispose of over 20 percent of the overall number of the votes for the shares (deposits, shares) that constitute the charter capital of this person.

21) *Subject*: The change in the agency provided by additional agreement No.1 to Agent's contract No.TD-8-04 of March 31, 2004 regarding the increased volume and cost of the development, planning, analysis, designing and testing of the second release of the Master System.

Contracting party: Non-profit partnership Center for Telecommunications Development Research.

Price:

the increase in the agent's commission paid to the Non-profit Partnership Center for Telecommunications Development Research as viewed against the earlier approved agreement – $2404.28 including VAT;

- the increase in the reimbursement of the agency costs incurred by the Non-profit Partnership Center for Telecommunications Development Research as viewed against the earlier approved agreement – $471 428.57 including VAT;

Interest:

R.A.Amaryan – a member of the Board of Directors of OJSC «CenterTelecom», **at the same time** a member of the Board of the Partnership.

22) *Subject*: The Agent undertakes to conclude in its own name and at the expense of the Principal a contract with CJSC Open Technologies 98 *(hereinafter referred to as the Service Provider)* for the development of courses and training means within the Program of implementing the ERP/CRM system based on the Oracle E-Business Suite and its subsequent operation in 7 Interregional Companies, as provided in paragraph 1.1.1. of the agent's contract *(hereinafter referred to as Contract 1),* and a contract for services/work for the maintenance of the release 1 Master System during the implementation of the projects of implementing the release 1 Master System in 7 inter-regional companies provided in paragraph 1.1.2 of the agent's contract *(hereinafter referred to as Contract 2).*

Contracting party: Non-profit partnership Center for Telecommunications Development Research.

Amount. The amount payable by the Company:

- the agent's commission - $ 10247.14 including VAT;
- the reimbursement of the Agent's costs - $ 341571.43 including VAT;

Interest:

R.A.Amaryan – a member of the Board of Directors of OJSC «CenterTelecom», **at the same time** a member of the Board of the Partnership.

23) *Subject*: Acting on the basis of the Insured party's request and pursuant to the list of persons in the employment of the Insured party (a total of 64 405 (sixty four thousand and four hundred and five) employees of the Insured party (Hereinafter referred to as the Insured Persons) for a fee (insurance premium) provided under this contract, in the event of damage incurred to the life or health of any of the Insured Persons, the Insurer undertakes to pay to the appropriate Insured Person an amount set forth in this contract (insurance compensation).

Contracting party: CJSC Insurance Company of Communications Trade Union COSTARS

Price: The insurance premium of RUR 6 440 500 (six million four hundred and forty thousand and five hundred). The insurance amount payable under the contract is not restricted.

Term: The contract is concluded to a term of 1 (one) year and becomes effective after the insurance premium is paid.

Interest:

The Company shareholder owning over 20 percent of the Company shares - OJSC Svyazinvest, because the companies affiliated to it, OJSC Rostelecom and OJSC «CenterTelecom», each own over 20% of the stock in the legal entity that is a party in the transaction (CJSC Insurance Company of Communications Trade Union COSTARS).

24) *Subject*: Legal and actual activities performed by the Operator at the expense of Rostelecom, as provided in paragraphs 1, 4 and 9 of Appendix 2 to the Contract, and the rendering by the Operator to Rostelecom of paid Services listed in paragraphs 2, 3, 5, 6, 7 and 8 of Appendix 2 to the Contract.

Contracting party: OJSC Rostelecom.

Price:
- the price of the services assigned to OJSC «CenterTelecom» under the Contract:

- The provision of services for processing a subscriber order during the provision of access to long distance and international communications via the no-delay and reserved servicing system at RUR 11.43 for a minute of connection via the no-delay and reserved servicing system;
- The billing of the communications services at RUR 0.075 for an outgoing minute of long distance and international traffic;
- Generating, printing, storing, making of bill copies at RUR 0.04 for an outgoing minute of long distance and international traffic;
- Generating, printing, storing, making of copies of invoices, reports of completion, the signing of payment reconciliation reports with customers at RUR 0.063 for an outgoing minute of long distance and international traffic;
- Preparing reporting forms at RUR 2 049 051 per set;
- Delivering documents at RUR 0.025 for an outgoing minute of long distance and international traffic.

- the agent's commission paid to OJSC «CenterTelecom» for the legal and actual activities performed on behalf of OJSC Rostelecom under the contract, namely:

- Collection of subscriber payments at 6.25% of the revenues received;
- Claim and execution activity at 2.5% of the revenues received;
- Reference information services provided to users at RUR 0.05 for an outgoing minute of long distance and international traffic.

Term: The Contract takes effect after it is signed by the Parties and is valid during one year after taking effect. If neither party notifies of the termination of the Contract 30 (thirty) calendar days before it expires, the Contract is automatically prolonged to each subsequent year. The number of periods to which this Contract may be prolonged is not restricted.

Interest:

V.N.Yashin, A.N.Kiselev, S.I.Kuznetsov, V.V. Degtyarev are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

25) *Subject*: Introduction of changes to the Internetworking Contract No.TsF-00-00-1100/2913/03-DO of August 1, 2003 between OJSC «CenterTelecom» (Operator) and OJSC Rostelecom (Rostelecom).

Contracting party: OJSC Rostelecom.

Price:

- the price of the Interconnection Service purchased by OJSC «CenterTelecom» at the long distance interconnection level at the tariffs of OJSC Rostelecom is RUR 206.7/month for a point of connecting 1 voice-frequency channel;
- the price of the Services assigned to OJSC «CenterTelecom» for traffic transmission at the following settlement tariffs of OJSC «CenterTelecom»:

		Settlement tariff, RUR/min								
		ABC=073	ABC =085	ABC=087	ABC =091	ABC =092	ABC =093	ABC =094	ABC =084	ABC=086
1	Long distance call initialization, including the codes 80X 200(100)	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
2	Long distance call	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713

	initialization service for the codes 80X $X_1X_2X_3$ (where $X_1X_2X_3$ is the code of the intelligent network Operator interconnected to automatic long-distance exchange of Rostelecom in Moscow)									
3	Call zonal transit service	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
4	Operator network-bound call termination service	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
5	Interconnected operator network-bound call termination service	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713

		Settlement tariff, RUR/min							
		ABC = 082	ABC = 081	ABC = 083	ABC =074	ABC =096	ABC =072	ABC =071	ABC =075
1	Long distance call initialization, including the codes 80X 200(100)	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
2	Long distance call initialization service for the codes 80X $X_1X_2X_3$ (where $X_1X_2X_3$ is the code of the intelligent network Operator interconnected to automatic long-distance exchange of Rostelecom in Moscow)	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
3	Call zonal transit service	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713
4	Operator network-bound call termination	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713

	service								
5	Interconnected operator network-bound call termination service	0.713	0.713	0.713	0.713	0.713	0.713	0.713	0.713

Term: The Contract takes effect after it is signed by the Parties.

Interest:

V.N.Yashin, A.N.Kiselev, S.I.Kuznetsov, V.V. Degtyarev are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC Rostelecom.

26) *Subject*: Services for the organization and conduct of medical and recreation events for OJSC «CenterTelecom» employees.

Contracting party: OJSC Moscow City Telephone Network.

Price: The cost of the treatment and recreation events for OJSC «CenterTelecom» employees – RUR 700 (seven hundred) per diem per employee, which includes accommodation, treatment and recreation services and meals.

Term: The Contract takes effect after it is signed by the Parties and is valid during 1 (one) year. If at the expiry of the Contract the Parties do not inform of their desire to terminate the Contract or produce additional terms, the Contract is automatically prolonged to each subsequent year.

Interest:

V.N.Yashin, B.D.Antoniuk, A.N.Kiselev are at the same time members of the Board of Directors in OJSC «CenterTelecom» and of the Board of Directors of OJSC MGTS.

27) *Subject*: The Company authorizes and OJSC Svyazintek undertakes the deployment in the Company (installation on the hardware and commercial commissioning) of the master system based on the software by Amdocs Development Limited.

Contracting party: OJSC Svyazintek.

The price of the services purchased by the Company: $17 792 394 (Seventeen million seven hundred ninety two thousand and three hundred ninety four) including VAT;

- payments:
  1. the first stage is paid upfront by the Company within 10 bank days after the Contract is signed;
  2. the cost of the other stages is paid by the Company within 10 bank days after the services provided in the corresponding stage have been accepted;
- the life of the services:
  1. commencement date – 15.10.2005;
  2. final date – 02.07.2005;
- the contract applies to the relations of the parties established since from 15.10.2005.

Interest:

OJSC «CenterTelecom», a shareholder in OJSC Svyazintek, has together with its affiliated persons over 20% of the voting shares in OJSC Svyazintek.

28) *Subject*: The Company authorizes and OJSC Svyazintek undertakes the deployment in the Company (installation on the hardware and commercial commissioning) of the master system based on the software by Amdocs Development Limited.

- the price of the services purchased by the Company $17 792 394 (Seventeen million seven hundred ninety two thousand and three hundred ninety four) including VAT;
- payments:

i. the first stage is paid upfront by the Company within 10 bank days after the Contract is signed;
ii. the cost of the other stages is paid by the Company within 10 bank days after the services provided in the corresponding stage have been accepted;

<u>the life of the services:</u>

iii. commencement date – 15.10.2005;
iv. final date – 02.07.2005;

- the contract applies to the relations of the parties established since 15.10.2005.

<u>Contracting party:</u> OJSC Svyazintek.

<u>Interest:</u>

OJSC «CenterTelecom», a shareholder in OJSC Svyazintek, has together with its affiliated persons over 20% of the voting shares in OJSC Svyazintek.

X. PRINCIPAL RISK FACTORS CONNECTED WITH ACTIVITY OF THE COMPANY. RELATIONSHIPS WITH COMPETITORS

<u>Industry risks:</u>

The main risk factors accounted for by the Company in its business are:

- *simplification of the licensing procedure that would facilitate penetration of competitors into the industry;*
- *the current process of integration of alternative telecommunication companies into large international holdings;*
- *activation of expansion of large Moscow telecommunication operators which pursue the aggressive strategy of capturing the most profitable consumer segments, into other regions;*
- *the growing tendency for replacement of terrestrial telephony with mobile telephony, both in local and intrazonal telephony sectors.*

However, we should note that CenterTelecom takes possible consequences of such risks into account and makes efforts to overcome them.

OJSC "CenterTelecom" implements the marketing strategy, the main goal of which is to preserve the market share, increase profitability of non-regulated telecommunication services, and to make the company more competitive on the telecommunication market. Worsening of the situation in the industry and of the company's position on the market can be caused by the following economic factors:

- *sinking of demand in the business sector connected with the fall in global prices for energy carriers and non-ferrous metals;*
- *general fall of production volumes and slowing down of economy;*
- *devaluation of ruble exceeding the tariff growth rates that will lead to considerable growth of foreign exchange losses and rising of costs of servicing of foreign currency debt instruments;*
- *growth of competition in mobile communications with Russian and foreign telecommunication operators, expansion of operators with competitive formats into the mobile communication market;*
- *payments effected by the Company for traffic termination in other operators' networks in accordance with the Federal Law "On Communications";*
- *changes in contractual relationships with OJSC Rostelecom, according to which incomes from long-distance and international communications do not belong to the Company;*
- *economic risks typical for the Russian Federation in general including the macroeconomic instability level in the country, possibility of legislative changes,*

which can result in reduction of the Issuer's profit, or tightening of taxation of the securities yield.

In case of negative development of the situation, **OJSC "CenterTelecom"** is going to use its competitive edge. The issuer's competitive factors are:

- *multi-branch network infrastructure;*
- *high quality of servicing maintained as the client base grows.*

Besides, the Company plans to:

- *optimize the structure of operation expenses;*
- *review the investment program of the company;*
- *correct pricing and marketing policy of the company;*
- *modify the structure of the provided services with a view of the maximal profit growth.*

OJSC "CenterTelecom" manages the risks related to the business of the company. In general, influence of industry risks on the company's business can be assessed as minimal. The company has a united network infrastructure on the territory of the Central Federal District, which makes it possible to provide a wide range of services on the telecommunications market, remain competitive, and improve profitability of services.

Legal Risks:

OJSC "CenterTelecom" performs its operating activities as a telecommunication operator but does not export either its telecommunication services or work or goods. In this connection, the legal risks related to the activity of the Company usually occur in performance by **OJSC "CenterTelecom"** of its activity on the home market, which is typical for most enterprises operating on the market of the Russian Federation.

Legal risks on the foreign market are connected with concluding and performance of foreign trade contracts of sale of telecommunications equipment necessary for the operating activity of a telecommunication operator, and of service contracts, etc.

Some part of the telecommunication equipment needed for the telecommunication operator activity is acquired by way of financial lease with participation of foreign suppliers of equipment with a right to buy out the equipment after expiry of the financial lease period. However, it is not the Company but the purchasers of equipment (lessors) that bear the risks related to performance of foreign trade contracts for purchase of equipment. Besides, the equipment purchased by lessors from foreign suppliers under foreign trade contracts signed earlier in order to lease it to the Company has already been delivered from abroad, accepted by the lessors with participation of the Company acting as the lessee and transferred to the Company on the conditions of financial lease.

Risks connected with changes in requirements for licensing of the main operating activity of the Company.

Since 1 January 2006, new regulations have come into effect, which establish compulsory requirements to connection of telecommunication networks and construction of the public telephone network, traffic transmission and provision of telecommunication services.

The new requirements considerably influence application of certain licensing conditions specified in the licenses issued before 01.01.2004.

In order to bring the currently valid licenses issued before 01.01.2004 in compliance with the new regulations and with requirements of the Federal Supervision Service for Communications (Rossvyaznadzor), the Company has submitted to the Federal Supervision Service for Communications the application about modifications to be made to the currently valid licenses obtained before 01.01.2004, because the current law

establishes liability for failure to observe the compulsory requirements in the area of telecommunications up to suspension and annulment of the licenses.

Risks connected with inability to prolong a license.

The risks connected with inability to prolong a license can be connected with:
1) modifications in the current licensing laws;
2) reorganizing of licensing authorities.

<u>Legal risks in the sphere of currency laws:</u>

In connection with the Federal Law of 10.12.2003 No 173-FZ "On currency regulations and currency control", which came into effect on 17 June 2004, the work to bring the legislative base in compliance with it was continued in 2005.

The Federal Law of 18.07.2005 No 90-FZ "On modifications made to some legislative acts of the Russian Federation" made modifications to the above-stated Federal Law. Thus, in particular, the list of permitted currency operations between residents (article 9 "Currency operations between residents") was extended, and the range of authorities of residents in performance of currency operations (article 14 "Rights and obligations of residents in performance of currency operations") was extended accordingly. Corrections have also been made to article 16 "Reserving" and article 22 "Currency control in the Russian Federation".

The Government of the Russian Federation and currency control authorities adopted a number of bylaws to provisions of the federal law specified above.

Thus, in accordance with part 4 of article 7 of the Federal Law "On currency regulations and currency control", the Government of the Russian Federation adopted a Decree of 16.05.2005 No 302 "On the procedure of settlements and money transfers between residents and non-residents in cases of provision by residents to non-residents of commercial credits for the period of over 180 calendar days in the form of pre-payment in connection with foreign trade activity", which requires reserving of the pre-payment amount and covers foreign trade activity in respect of intellectual property, performance of work and provision of services by non-residents to residents.

As the modifications made to currency laws were aimed at detailing of provisions of the Federal Law "On currency regulations and currency control", the Company, in the course of its activity, had normal economic risks connected with the necessity to observe requirements of currency laws during conclusion of contracts for purchase and sale of equipment, for provision of services and other kinds of contracts with foreign partners and during their performance.

<u>Legal risks in the sphere of tax laws:</u>

A number of federal laws on modifications made to tax laws, in particular those made to the first and second parts of the Tax Code of the Russian Federation (federal laws of 29.07.2004 No 95-FZ, of 20.08.2004 No 112-FZ, of 22.08.2004 No 122-FZ, of 02.11.2004 No 127-FZ, of 29.11.2004 No 141-FZ, of 29.12.2004 No 203-FZ, of 29.12.2004 No 204-FZ, of 30.12.2004 No 212-FZ and others) came into effect from 1 January 2005. Some modifications made to the second part of the Tax Code of the Russian Federation provided for by the Federal Law of 29.12.2004 No 204-FZ, came into effect from 1 January 2006. However, all above-state modifications to the tax laws did not entail any increased risks for OJSC "CenterTelecom".
Modifications to Chapter 25 "Corporate income tax" of the second part of the Tax Code of the Russian Federation made by the Federal Law of 06.06.2005 No 58-FZ "On modifications made to the second part of the Tax Code of the Russian Federation and

some other legislative acts of the Russian Federation on taxes and duties" came into effect from 15 July 2005.

A number of modifications made by the Federal Law of 22.07.2005 No 119-FZ to the Article 21 "Value-added tax" of the second part of the Tax Code of the Russian Federation, and modifications made to the Tax Code of the Russian Federation by federal laws from 06.06.2005 No 58-FZ (relating to determination of the taxation base for REPO transactions with securities), of 20.10.2005 No 131-FZ, of 04.11.2005 No 137-FZ, of 31.12.2005 No 205-FZ came into effect from January 2006.

The legal regulation at the level of bylaws related primarily to the procedure of interaction between tax authorities and tax payers, recommendations and explanations concerning calculation and payment of taxes, etc.

Thus, the largest tax payers, to which OJSC "CenterTelecom" belongs, are subject to the order of the Federal Tax Service of 04.04.2005 No SAE-3-01/138@ "On approval of forms for reconciliation of settlements on taxes, duties, fees, informing of tax payers about the status of settlements on taxes, duties, fees, and methodological instructions about completion of these forms" from 1 June 2005.

The respective forms which came into effect from 1 July 2005, and the methodological instructions for their completion were enacted by the order of the Federal Tax Service of 23.05.2005 No MM-3-19/206@ "On approval of the certificate of performance by a tax payer of his duties in payment of taxes, duties, insurance contributions and methodological instructions for their completion".

The new Regulations on organization of work with payers of taxes, duties, insurance contributions for obligatory pension insurance and with tax agents approved by the order of the Federal Tax Service of 09.09.2005 No SAE-3-01/444@ came into effect from 11 November 2005.

The general purpose of all above-stated modifications of the tax laws is more detailed regulation of tax relationships, clarification and simplification of accounting and tax accounting, in particular, clarification of the expenses and incomes accounted for in the tax base determination that should minimize the risk of mistakes of tax payers in calculation and payment of taxes.

Therefore, OJSC "CenterTelecom" which is a bona fide tax payer and has no arrears in taxes or duties owed to budgets at all levels as a result of observance of tax law provisions, did not have increased risks related to modifications to the tax law in the accounting period.

<u>Legal risks in the sphere of customs laws:</u>

The Federal Law of 11.11.2004 No 139-FZ, which made modifications to the Customs Code of the Russian Federation, came into effect from 1 January 2005. Chapter 33.1 "Customs duties" was added to Section III of the Customs Code of the Russian Federation, rates of customs duties for customs escort and warehousing were established. Rates of customs clearance duties were established by the Decree of the Government of the Russian Federation of 28.12.2004 No 863, which also came into effect from 1 January 2005. The provisions of Chapter 33.1 were explained, and the list of the legislative acts of the Federal Customs Service of the Russian Federation relating to customs clearance duties not applicable since 1 January 2005 is presented in the letter of the Federal Customs Service of 29.12.2004 No 01-06/12890 "On customs duties" with modifications made to it by the letter of the Federal Customs Service of the Russian Federation of 21.01.2005 No 01-06/1324.

Modifications relating to clarification of functions of customs authorities in connection with currency control performed by them were made to the Tax Code of the Russian Federation by the Federal Law of 18.07.2005 No 90-FZ "On modifications made to some legislative acts of the Russian Federation".

Considerable modifications to the Law of the Russian Federation "On customs tariff" relating to clarification of the issues connected with determination of the customs value of goods imported into the Russian Federation, which will come into effect from 1 July 2006, were made by the Federal Law of 08.11.2005 No 144-FZ.

All above-stated modifications of the tax law do not entail any increased risks for OJSC "CenterTelecom".

Legal risks connected with litigations:

During 2005, the following suits were brought against **OJSC "CenterTelecom"** :

- *45 suits totaling 476,844 thousand rubles were brought by legal entities;*
- *302 suits totaling 45,535 thousand rubles were brought by individuals:.*

During 2005, **OJSC "CenterTelecom"** brought:

- *2,067 suits against legal entities totaling 161,695 thousand rubles;*
- *15,769 suits against individuals totaling 23,895 thousand rubles;*
- *192 suits against the Russian Federation on recovery of losses totaling 948,713 thousand rubles incurred by **OJSC "CenterTelecom"** in connection with reductions in payment for services granted to certain categories of individuals.*

In total, **OJSC "CenterTelecom"** took part as a dispute party in 18,194 legal proceedings with the amount of stated claims totaling 1 billion 456 million 644 thousand rubles in 2005.

In addition, 5,460 suits with participation of **OJSC "CenterTelecom"** with the stated claims totaling 715 million 936 thousand rubles were still in courts of various degrees as of 31 December 2005.

At the moment, OJSC "CenterTelecom" is also a party in a number of legal proceedings relating to routine issues in its activity, on which the risk of unfavorable judgments is limited to the usual risk for such activity.

As of 31 December 2005, OJSC «CenterTelecom» was taking part in a number of legal proceedings, each of which could entail modifications in the Company's financial statement amounting to more than 6 million rubles:

1. In 2005, Open Joint-Stock Company Moscow City Telephone Network brought a suit in the Arbitration Court of the Moscow region on recovery from OJSC «CenterTelecom» of the amount of unjust enrichment totaling *8.7 million rubles.*

The stated claims of Open Joint-Stock Company Moscow City Telephone Network were satisfied by the judgment of the court of primary jurisdiction of 13.12.2005.

The petition for appeal submitted by OJSC «CenterTelecom» was satisfied by the judgment of the 10th Arbitration Court of Appeal of 14 March 2006, the first judgment of 13.12.05 was cancelled, and the claim of OJSC MGTS was dismissed.

The judgment of the court of appeal has currently come into effect, however cassation of this judicial act is possible.

2. A suit on recovery of the losses incurred by OJSC «CenterTelecom» in 2002 in connection with in connection with reductions in payment for services granted by the Kursk branch of OJSC «CenterTelecom» to veterans was brought by the Kursk branch of OJSC «CenterTelecom» against the Russian Federation represented by the Ministry of Public Public Health and Social Development of the Russian Federation in the Arbitration Court of the Kursk region in 2005. The value of the suit was 10 257 thousand rubles.

The suit of OJSC «CenterTelecom» was satisfied by the judgment of court of 23 January 2006. The enforcement order has been received.

3. In 2005 the Ministry of Finance of the Russian Federation brought a suit against OJSC «CenterTelecom» in the Arbitration Court of the Moscow region on recovery of *458,638 thousand rubles* to the federal budget under an allocated credit line debenture. The suit is still in court.

4. A suit on recovery of the losses incurred by OJSC «CenterTelecom» in 2004 in connection with in connection with reductions in payment for telecommunication services

granted by the Bryansk branch of OJSC «CenterTelecom» to veterans was brought in the Arbitration court of Moscow for and on behalf of OJSC «CenterTelecom» against the Russian Federation represented by the Ministry of Public Health and Social Development of the Russian Federation in 2005. The value of the suit is *29,521 thousand rubles.* The suit is still in court.

5. 5 suits on recovery of the losses incurred by OJSC «CenterTelecom» in connection with reductions in payment for telecommunication services granted in 2003-2004 by the Belgorod branch of OJSC «CenterTelecom» to veterans and people with limited abilities were brought in 2005 for and on behalf of OJSC «CenterTelecom» against the Russian Federation represented by the Ministry of Public Health and Social Development of the Russian Federation. The total value of the suits is *77,136 thousand rubles.*

Judgments about satisfaction of the stated claims of OJSC «CenterTelecom» totaling 19 182 thousand rubles were made on 2 of these suits in the 1st quarter of 2006.

The remaining 3 stated claims totaling 57,954 thousand rubles are still in court as of the date of presentation of this information.

XI. DATA ABOUT PARTICIPATION OF THE COMPANY IN OTHER ORGANIZATIONS PROVIDING TELECOMMUNICATION SERVICES (WHERE THE COMPANY'S SHARE IN THE AUTHORIZED CAPITAL STOCK IS AT LEAST 10%)

(Data as of 31.12.2005)

No	Name of the organization *	Primary activities **	Share in the Authorized Capital Stock of the organization, %	Contribution made to the Authorized Capital Stock, thousand rubles	Principle operating rates		
					Number of subscribers/ lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "Teleport Ivanovo"	Sales of telecommunication devices, data transmission network services, services under contracts of agency (NMT-450 cellular communications, Bee Line GSM)	100	151.25	Lines: ADSL-264; Dial-up lines –60	7,235	550
2	"MobilCom" Ltd.	Wireless radiotelephony of MRT-1327, ST-II standard	100	2,250	226 subscribers	1,984	(1,178)
3	OJSC RTS	Services of telephony, data transmission, telematic services, communication channel lease, system integration	100	13,033,340	6,664 subscribers; 1,701 corporate users of transmission services	889,506	22,420
4	CJSC "Vladimir Teleservice"	Internet, VoIP services	100	22	1,108 subscribers	20,051	2,013
5	CJSC "ATS"	Telephony, data transmission, telematic services	100	84	27,000 subscribers	144,385	14,698
6	"Tver-Telecom" Ltd	Local telephony, data transmission services, telematic services	85	164,886	Sales of telephone cards	34,513	(28,089)

7	"VladPage" Ltd.	Personal radio call services	75	41.25	liquidation		
8	CJSC "CenterTelecomService"	Local, long-distance and international telephony, data transmission services, channel lease	74.9	74. 9	76 lines	91,676	14,662
9	"Vladimirsky Payphone" Ltd.	Local, long-distance and international telephony services via card payphones	51	92.5	1,329 lines	14,343	213
10	CJSC "Telecom of Ryazan Region"	Switching services for subscribers of the Ryazan branch of OJSC «CenterTelecom» for long-distance and international calls	50.9	22.905	-	22,575	4,281
11	CJSC "Smolenskaya Cellular Communications"	AMPS-800, GSM-1800 cellular communications	40	2349.2	20,000 subscribers	79,982	(114,066)
12	CJSC "Belgorodskaya Cellular Communications"	DAMPS-800, GSM-1800 cellular communications	30	1,749	45,000 subscribers	101,928	(139,482)
13	OJSC "Telecommunication Company Rinfotels"	Data transmission services via X25, X28 protocols, Frame Relay, TCP/IP, Internet, telephony	26	79.04	327 subscribers	10,850	148
14	OJSC "Oskol Telecom"	Cable TV services	12.41	18.86	16,123 subscribers	24,600	24,689

In 2005 OJSC «CenterTelecom» worked with the companies, in which the share of OJSC «CenterTelecom» amounts to over 10%, on the basis of the for Daughter Business Reorganization Model of OJSC «CenterTelecom» (hereinafter "the Model") approved by the Resolution of the Board of Directors of OJSC «CenterTelecom» of 28.09.2004. The model provides for optimizing of the holding structure of OJSC «CenterTelecom».

OJSC RTS

Principle activities:

- telephony services (including local, long-distance and international telephony services; client and operator connection services; provision of telephone numbering capacity)
- data transmission services – data transmission network (including services via X.28, X.75, X25 protocols), dial-up and dedicated connection, Frame Relay, IP
- telematic services (access to the Internet, dial-up and dedicated connection), Internet telematic services, e-mail (X.400, Rex. 400, FAXNET, VoIP)
- system integration services (including design work, construction and assembly work, sales of telecommunication equipment, technical support of networks, information protection and encryption services)
- communication channel lease services (including terrestrial and radio channels)

As a part of the Model implementation, JSC "AEROCOM" and CJSC "CenterTelecomService of Moscow Region" were connected to **OJSC RTS** on 03.10.2005.

CJSC "ATS"

The second largest operator of the Tver region.
Principle activities:
- telephony services
- data transmission services
- telematic services

OJSC «CenterTelecom» acquired 100% of shares in the Authorized Capital Stock of CJSC "ATS" on 21.11.2006.

CJSC "Teleport Ivanovo"
Principle activities:
- services of telecommunication via dial-up and dedicated lines

The network topology connected with Russian and foreign networks, its durability, use of high-speed communication channels, leading-edge equipment, advanced data transmission technologies, Frame Relay, TCP/IP protocols make it possible to satisfy the need of various consumer categories in modern telecommunication services.
The company was founded on 20.07.2005 by transformation of Teleport-Ivanovo Ltd. into a closed joint-stock company.

"MobilCom" Ltd.

Principle activities:
- wireless radiotelephony services in MPT-1327 and ST-II standards

The company is servicing over 10 base stations situated in Vladimir and the Vladimir region (towns: Murom, Sudogda, Kovrov, Gus-Khrustalny, Vyazniki, Yuriev-Polsky, and rural settlements: Krasnaya Gorbatka (Selivanovsky district) and Volginski (Petushki district)).

CJSC "CenterTelecomService"

Principle activities:
- local, long-distance and international telephony services in the Central Federal District
- data transmission services
- telematic services
- telecommunication channel lease services

"VladPage" Ltd.

"VladPage" Ltd.was adjudged bankrupt by the judgment of the Arbitration Court of the Vladimir region of 07.07.2005, bankruptcy proceedings are held in respect of this company, the administrator has been appointed, and its liquidation is planned to be completed in 2006.

"Vladimirsky Payphone" Ltd.

Principle activities:
- installation, repair, servicing of telephones
- provision of telecommunication services via payphones

CJSC "Telecom of Ryazan Region"
Principle activities:
- switching services

CJSC "Vladimir Teleservice"

Principle activities:
- provision of telematic services in the public communication network (services of access

to information resources, information service, message processing service, voice information transfer service, voice message service) in the Vladimir region.

CJSC "Smolenskaya Cellular Communications"

Principle activities:

- services of cellular radiotelephony of AMPS/DAMPS-800 standard
- services of cellular radiotelephony of GSM-900/1800 standard

As a part of implementation of the Model, the Board of Directors of OJSC «CenterTelecom» adopted a resolution on 27.12.2005 (minutes No 14) about sale of the shares of CJSC "Smolenskaya Cellular Communications" , which had belonged to OJSC «CenterTelecom».

CJSC "Belgorodskaya Cellular Communications"

Principle activities:

- services of cellular radiotelephony of AMPS/DAMPS-800 standard
- services of cellular radiotelephony of GSM-900/1800 standard

As a part of implementation of the Model, the Board of Directors of OJSC «CenterTelecom» adopted a resolution on 27.12.2005 (minutes No 14) about sale of the shares of CJSC "Belgorodskaya Cellular Communications", which had belonged to OJSC «CenterTelecom».

"Tver-Telecom" Ltd

Principle activities:

- local telephony services
- provision of telecommunication services using plastic cards

OJSC "Telecommunication Company Rinfotels"

Principle activities:

- data transmission services
- telematic services

CJSC "OskolTelecom"

Principle activities:

- cable TV network services in Stary Oskol

12.1. Labor and Wages

In 2005 the activity of the work motivation and standardization block was aimed at improving the remuneration system at the Company, optimizing the staff headcount, creating real stimuli for the efficient operation of the Company.

The total aggregate personnel expenses of the Company (including personnel training expenses) in 2005 stood at 9,645,851.0 thou. rub, which was a 5.4% increase as compared with the previous year.

In the personnel cost structure the greatest share is claimed by wages costs – 72.0%, Unified Social Tax (UST) – 18%, expenses on social programs – 6.0%. (Diagram 1)


PERSONNEL COST BREAKDOWN IN 2005
0,6%
0,5%
0,4%
5,6%
2,9%
18,0%
72,0%
PAYROLL COSTS
VOLUNTARY HEALTH INSURANCE
PERSONNEL TRAINING
NON-GOVERNMENT PENSION FUND
UNIFIED SOCIAL TAX
CULTURAL AND SOCIALIZING EVENTS
Social Benefit and Guarantees

Payroll costs at the Company as a whole *in 2005 totaled 6,941,320.0 thou. rub., which was a 8.7% increase as compared to 2004. The share of the Payroll Fund in the proceeds was 25.2% (in 2004 – 25.6%)*

The increase in payroll costs, reduction in the average staff headcount of the Company provided for an increase in the average salary. In 2005 at the Company it averaged 9,457.9 rub., which was a 11.6 % increase as compared to 2004 (Diagram 2).


DIAGRAM OF AVERAGE MONTHLY SALARY DYNAMICS PER EMPLOYEE
10000
8000
6000
4000
2000
0
3793
4946
6589
8472
9457
2001
2002
2003
2004
2005
RUBLES

Proceeds from the sale of goods, work and services per employee totaled 428.8 thou.rub., which was a 17.1 increase as compared to 2004. In 2005 the Company as a

whole demonstrated predominant labor productivity growth as compared to the average salary growth.

As part of the performance of the Collective Bargaining Agreement of OJSC "CenterTelecom", from July 2005 the 1st class tariff rate was increased from 1,700 rubles to 2,000 rubles (for the Belgorod Branch – to 2,100 rubles, Moscow Branch – to 3000 rubles). Review of the minimum 1st class tariff rate was accompanied by significant structural changes in labor costs.

Changes in labor costs are as follows:

- *tariff and official salary payments increased from 65.3% to 70.9% to 4,846,102.9 thou.rub.;*
- *monthly (quarterly) bonuses pursuant to the system Regulations and employment contracts decreased from 19.4% to 11.8% to 943,830.2 thou.rub.;*
- *compensation and incentive type payments and bonuses decreased from 5.7% to 4.7% to 318,607.4 thou. rub.;*
- *other payments (all types of vacation and leave allowances, average payroll payments for the period of absence, etc.) increased from 9.8% to 12.6%. The share of remuneration of in-house and outside secondary job holders working under civil law contracts remained at the 2004 level and was less than 1%.*

A number of measures were performed (from 01.01.2006) for introducing the wage tariff system at the General Directorate level of the Company. The minimum wage rate for employees of the General Directorate was fixed.

As part of the implementation of measures for the optimization of the remuneration system in 2005, uniform principles of building a bonus system for Company employees were developed and Regulations on Performance Bonuses for employees of the Company's branches were approved. From October 2005 the bonus system for employees of the General Directorate was changed, now having at its core the target-based management principle.

The implementation of measures for improving the remuneration system for the Company's employees was accompanied by performance control and optimization of individual items of the personnel cost budget, labor cost structure.

***Expenses on the implementation of social programs** in 2005 totaled 542,288,0 thou.rub., and increased by 4.6% as compared to 2004.*

On average the social benefit package per employee was 702 rubles a month (2004-642 rubles). The list of social benefits for the Company's employees was substantially standardized.

*Voluntary **health insurance costs** in 2005 totaled 57,140 thou. rub., was and decreased by 6.1% as compared to 2004. Cost reduction for this item was determined by the cost optimization and performance efficiency enhancement measures being implemented in the Company*

In 2005 50,845.0 thou.rub. was spent on cultural and socializing events, this being a 4.1% increase on 2004. In the structure of these costs deductions to trade union bodies totaled 23,695.3 thou.rub..

To implement the project of the Release Master System 1 (RMS 1) development within the Program of Introduction of the Unified Management System Based on Oracle E-Business Suite, the Company performed a considerable amount of work on standardizing the names of positions and professions, systematizing shift schedules.

***Average staff headcount** at the Company in 2005 was 64,358 pers., which was 2,905 pers. (4.3%) down on 2004.*

Reduction in the staff headcount was determined by:

- *implementation of engineering and technology measures;*
- *optimization of the Company's organizational structure;*
- *optimization of secondary and non-core business processes.*

Reduction in headcount is observed for office and management personnel, in the operational activity, in secondary production processes.

Headcount optimization measures were performed simultaneously with the development of methodological guidelines for work standards. Spans of management which are used in the development of organizational structures were approved. Time standards for the provision of communications services were developed. An assessment of the staff headcount of the accounting and reporting, financial, economic blocks, block of communication networks design was performed. The assessment results were used in the preparation of the Company's draft budget for 2006.

As part of the implementation of measures for enhancing the Company's performance efficiency in the 2nd half of 2005 a headcount optimization program of for the period of 2005-2008 was developed.

Data on the Headcount and Salary of OJSC CenterTelecom's Employees

Form 1(date)-year

Section 1. Personnel Headcount and Costs

Indicator	Line No.	Average Headcount, pers.	Accrued Payroll Fund, thou.rub.	Social Payments, thou.rub.	Control Total of Columns 1 to 3
A	Б	1	2	3	4
TOTAL (line 02+03+04)	01	**64,882**	**7, 360,329.9**	**120,589.9**	**7,545,801.8**
including					
payroll employees (without outside secondary job holders)	02	64,358	7,304,237.1	115,773.6	7,484,368.7
outside secondary job holders	03	168	10,306.7		10,474.7
Employees who performed work under civil law contracts	04	356	45,786.1	4,816.3	50,958.4

Section 2. Composition of the Accrued Payroll Fund

Indicator	Line №	Indicator Value, thou.rub., (to one decimal point)
A	Б	1
From the data of line 01 of column 2:		
- tariff wages, official salaries, piece-work wages in % to proceeds (without vacation allowances, extra payments and bonuses)	08	4,907,185.2
- bonuses from all sources including year-end performance bonuses	09	1,074,013.8
- emoluments (seniority, long-service pays)	10	75.6
- payments under regional wage regulation	11	
- material assistance, including extra vacation money)	12	277,053.2
- payment for food	13	1,266.2
- other payroll types (including vacation allowances, extra payments, bonuses, remuneration for non-payroll employees)	14	1,100,735.9
Control total of lines 8 to 14	15	**7,360,329.9**

FOR REFERENCE: Expense amount not included in the Payroll Fund and social payments, thou.rub.	20	2,000,092.4

12.2. Improvement of the Management Structure

Under the Corporate Restructuring Program, the work on organizational design and improvement of the effective Company management system went on.

Work was performed on an ongoing basis on approval of regulations on structural divisions of the General Directorate of the Company, and it was completed in May 2005.

For the purposes of formation and implementation of a uniform customer debt reduction policy, the Customer Debt Management Department was introduced under the authority of Deputy Director General – Commercial Director with two departments: Customer Debt Control Department and Department for the Organization of Communications Services Payments.

As part of the implementation of OAO Svyazinvest's project: "Standardization of Staffing Tables of Enterprises Providing Communications Services", consulting and training of the heads of departments of the General Directorate and branch-based specialists was organized, preparation work on transferring the structural divisions to standardized names was performed.

In November and December 2005 all divisions of the General Directorate directly subordinate to the Director General, divisions of the commercial, accounting, technical, human resource management blocks were transferred to standardized names.

Branches.

The Concept of Unification (Consolidation) of the branches of OJSC "CenterTelecom" was approved at the meeting of the Strategic Development Committee of the Board of Directors of OJSC "CenterTelecom", minutes No. 2 dated April 11, 2005. It was decided to continue the work on merging branches "taking into account the experience of the Verkhnevolzhsky Branch of the Company over a longer time span".

Monitoring of the management structures of the regional branches was conducted on an ongoing basis over the year. 9 Orders of the Director General on introducing changes into the organizational structure of the Moscow Branch were prepared. A total of

93 orders were issued by OJSC "CenterTelecom" on approval and improvement of the organizational structures of the Company's branches.

As part of the implementation of OAO Svyazinvest's project: "Standardization of Staffing Tables of Enterprises Providing Communications Services", in 2005 the organizational structures of the Bryansk, Vladimir, Voronezh, Kaluga, Kursk, Orel, Ryzan, Smolensk, Tver, Tula branches were transferred to standardized names.

12.3. Human Resource Management

The main task of the Human Resource Policy of the Company in the area of personnel management is effective development of human resources ensuring the formation and operation of the Company as a unified open socio-technical system and a goal-oriented action unit.

The Human Resource Policy has determined the primary goals in the area of personnel management:

Ensuring maximally flexible and adjustable organizational and personnel management;
Integrated personnel performance management.

- *Integrated personnel quality management.*
- *Maximum efficiency of investments in human resource development.*

The strategic lines of the personnel management system are:

- *organizational management of OJSC "CenterTelecom";*
- *personnel management planning of OJSC "CenterTelecom";*
- *selection, hire and rotation of OJSC "CenterTelecom" personnel;*
- *assessment of OJSC "CenterTelecom" personnel*
- *training and development of OJSC "CenterTelecom" personnel*
- *compensation and motivation of OJSC "CenterTelecom" personnel*
- *corporate culture management of OJSC "CenterTelecom".*

In 2005 measures were implemented for improving the organizational structure and optimizing the staff headcount in accordance with the strategic goals and objectives of the Company. As a result, the staff headcount fell by 3.3% over 2005 to reach 65,208 persons as of 01.01.2006 (Diagram 3).


STAFFING LEVEL OF OJSC CENTERTELECOM
67,500
67,000
66,500
66,000
65,500
65,000
64,500
64,000
67,432
65,208
as of 01.01.2005
as of 01.01.2006

Introduction of new technologies in providing services to customers brings changes to the personnel structure of the Company. In 2005 the number of managers and workers

decreased by 2.7% and 5.3% respectively as compared with 2004. The role of the specialists of the Company became more important, their number increased by 0.2% and made 22,184 people.

In 2005 the Company continued to develop highly professional personnel. The number of employees with higher education increased by 1.6% as compared to 2004 to reach 16,081 persons. The qualitative composition of executives improved. The number of executives with higher education was up by 0.9% to reach 3,277 persons. All TOP positions at the Company are held by specialists with higher education, 50 executives have an academic degree, the average age of executives is 44 years (Diagram 4).


Qualitative Composition of OJSC "CenterTelecom" Personnel in terms of Education
higher vocational
24.7%
43.3%
vocational
32.0%

As of 01.01.2006 the Company was staffed at 98.3%. The total staff turnover ratio in 2005 was 0.22; staff continuity ratio – 0.79. Improvement of the Company's structure is accompanied by the performance of personnel rotation measures. In 2005 4,609 persons were involved in the rotation process, of whom 1,125 persons were promoted. Vacancies were filled mostly on a competitive basis, 4,905 positions were occupied on a competitive basis by the Company's own employees (in 2004 – 998 positions).

In 2005 a personnel assessment system was introduced and approved, during which the following measures were implemented:

- *Social and psychological research into the level of emotional burn-out in the teams and corporate culture of OJSC "CenterTelecom". As a result of this work problem areas in the existing corporate culture of the Company were identified and proposals for their constructive development were elaborated.*
- *Training of Company employees to conduct and take assessment interviews based on work results and competencies in the form of a training workshop and distant learning.*
- *Pilot projects on the performance, competence assessment were implemented, which made it possible to identify drawbacks in processes and develop ways of their correction.*
- *The automation system of performance assessment interviews was launched into development, enabling one in the future to build the personnel assessment process into the single ERP system of the Company.*
- *The methods and practice of resolving conflict situations based on personnel assessment were tried and tested.*

- *The Company's own assessment center was opened and assessment of staff reserve was performed.*

- *Work on the development of human capital accounting methodology began.*

To implement the policy of attracting young professional personnel with core education the Company maintains close relations with educational institutions engaged in the training of core specialists. Over the reporting period 2,241 specialists with higher and secondary vocational education were employed, of whom 254 graduated from industry educational institutions, 92 – graduates of 2005. All in all the Company employs 577 young specialists with work experience under three years. Over 2005 the number of specialists used in positions not requiring special training fell by 7.9%.

As a result of the work on attracting highly professional specialists, the staffing level for the positions to be held by specialists with higher and secondary vocational education increased as compared to 2004 to reach 71.6% for engineers and 87.7% for technicians (taking specialists with higher education into account). In 2004 these figures stood at 69.7% and 84.3%, respectively (Diagram 7). The overall share of employees with core education at the Company is 25.7% (in 2004 – 24.6%) of the total headcount.

In order to determine personnel satisfaction with the quality of their working life, questioning of the dismissed employees took place. The main reasons for employees' dismissal were: dissatisfaction with their compensation – 2.8% (2004 – 2.4%), unsatisfactory working conditions – 0.2% (2004 – 0.2%), dissatisfaction with career development – 0.1% (2004 – 0.2%), dissatisfaction with the socio-psychological climate – 0.1% (2004 – 0.1%). The indicator of personnel dissatisfaction with their work remained at the same level of 60.0%.

Overall employee turnover at the Company decreased by 1.3% and made 5.8%.

A total of 8,156 persons were dismissed over the reporting period, of whom 846 persons were made redundant (10.3% of the dismissed), 3.707 persons (45.5%) left on the employee's initiative, including 783 persons who retired (9.6%).

Over the reporting period a non-governmental pension certificate was issued to 668 retired employees.

Great attention was paid in 2005 to working with the staff reserve for executive positions. The reserve is formed from among the most promising specialists taking into account their professional and business features. In the reporting period the reserve included 5,202 persons. The qualitative composition of the reserve: 4,261 candidates (81.9%) with higher education of whom 24 persons with an academic degree, 27.9% with an executive work experience of over three years, 59.4% - aged under 40. In the reporting period the staff reserve effectiveness was up by 3.4% to reach 55%. The reserve turnover in 2005 was 3.2%. In 2005 2,310 reserve candidates were trained, which was 44.4% of the reserve membership.

One of the major tasks of OJSC "CenterTelecom" human resource policy in 2005 was personnel training and advanced training. Constant production improvement and development requires constant mastering of new knowledge and practical skills by employees. Our employees kept expanding their knowledge and skills by means of various learning programs.

In 2005 25,662 persons advanced their qualifications, i.e. 39.95% of the total staff headcount were involved in training. Personnel education and training expenses totaled

57.3 mln rub. or 0.6% of total personnel costs. The average age of the trainees was 38 years. 1,125 persons were promoted after training.

To solve this task the following forms of personnel professional training have been used:

- in-house training
- outside training

The in-house training included on-the-job training (performance of developmental tasks, rotation, apprenticeship), production and economic training and training on the basis of the 6 training centers of the Company. Training centers worked with the help of line managers of the Company and with attraction of outside consulting companies and trainers. The practice of conducting corporate workshops and trainings on the territory of training centers with attraction of outside training organizations was followed. Trainings were conducted for employees of the key divisions of regional branches.

13,849 persons were involved in the in-house training, i.e. 54% of all the trainees or 21% of the total staff headcount.

Distant learning is used in the organization of in-house training at 4 regional branches, this form involving 1,476 persons. This type of training has multiple advantages: expansion of educational space for persons living in remote territories, reduction in educational costs, possibility of attracting teachers from the country's leading universities and institutes make this form very promising.

Outside training was conducted through the participation of the Company's employees in programs offered by training organizations. Close relations were maintained with industry and regional educational institutions: Advance Training Institute of the Moscow Technical University of Telecommunications and Informatics, Retraining and Advanced Training Faculty of the Saint-Petersburg State University of Telecommunications, Educational and Scientific Center "Sodeistivie", Non-Profit Educational Institution "Rezonans", Federal State Unitary Enterprise Center for Scientific and Technical Information Informsvyaz, etc. Besides, the Company's employees took part in workshops, trainings, conferences of other training organizations, employing in their work up-to-date methods and new forms of training – Non-Profit Educational Institution Management School TMI-Manager Service, KiTiS Ltd., Assessment Management Technology Ltd., AMT Consulting Group.

During the training preference was given to the advanced training of employees of the divisions involved in development and operation of telecommunications facilities, organization of sale of communications services, work with VIP customers, marketing and financial, economic activities. It was determined by the need to resolve the major tasks facing the Company.

A total of 2,758 persons or 4.2% of the total staff headcount are trained at the expense of the Company (at higher, secondary vocational, other educational institutions, under the MBA program, Presidential program.

Cooperation with the Moscow Aviation Institute and the Moscow Academy of Labor Market and Information Technologies for training based on advanced training module programs went on. Over 170 persons are trained under these contracts.

In the reporting year much attention was paid to the methodological and practical work on rendering assistance to the Company's branches on issues of organizing the personnel management work. Specialists of the Human Resource Management Department participated in regular comprehensive audits and in audits on people's requests.

The major tasks in personnel management for 2006 are the following: improvement of the Company's structure and staff headcount optimization, introduction of the Release Master System 2 based on Oracle E-Business Suite, strengthening of the personnel potential and creations of conditions for implementation of the Human Resource Policy of the Company.

Conformity Verification Issues

During 2005 consulting services on issues of the development and introduction of the Quality Management System (QMS) were provided to 10 branches (with field work at these branches) and the General Directorate of OJSC "CenterTelecom".

At the Training Center of the Moscow Branch of OJSC "CenterTelecom" 2 workshops on the quality management of branches and specialists of the structural divisions of the General Directorate were held on the subjects: "Process Approach and Continuous Improvement of QMS – Instruments for Meeting the Requirements of Stockholders" and "Concept of Using the Process Approach to QMS and Organization's Management as a Whole".

QMS documents required by GOST P ISO 9001-2001 were finalized, approved and brought into effect at the General Directorate and 15 branches of OJSC "CenterTelecom".

QMS auditors of the General Directorate and branches conducted pre-certification audits in order to determine the level of readiness of OJSC "CenterTelecom" QMS for certification as per GOST P ISO 9001-2001.

From June to December 2005 the Certification Authority Certification Center Svyaz-Certificate performed the certification of Quality Management System of OJSC "CenterTelecom". Certification audits were performed at the Smolensk, Verkhnevolzhsky, Tula, Vladimir, Tver Branches and General Directorate of OJSC "CenterTelecom".

On December 28, 2005 the Company was awarded a Certificate of Conformity to certify that the Quality Management System of OJSC "CenterTelecom", as applied to the telecommunications services, conforms to the requirements of GOST R ISO 9001-2001 (international standard ISO 9001:2000). The Certificate of Conformity of QMS was received at the National Certification System GOST P.

In 2005 the work on the introduction and certification of the Quality Management System of OJSC "CenterTelecom" was completed.

XIII. INFORMATION ON THE COMPANY'S BODIES

General Meeting of Shareholders is the supreme management body of the Company.

Board of Directors is the collegial management body of the Company performing general management of its activity.

The Board of Directors composed of 11 persons is elected annually by the annual General Meeting of Shareholders by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution on early termination of the authority of the members of the Board of Directors. In which case, such resolution may be adopted only with respect to the entire membership of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors, the authority of the new membership of the Board of Directors continues in effect until the next regular General Meeting of Shareholders.

Management Board is the collegial executive body organizing the implementation of resolutions of the General Meeting of Shareholders and the Board of Directors of the Company.

The membership size and composition of the Management Board is determined by resolution of the Board of Directors of the Company on the proposal of the Director General, members of the Board of Directors of the Company.

The Management Board is formed for a term determined by the Board of Directors of the Company when appointing its members.

By resolution of the Board of Directors of the Company the authority of any member (all members) of the Management Board of the Company may be terminated early.

In the event of early termination of the authority of individual members of the Management Board, the authority of the newly appointed members will continue in effect within the term for which the Management Board is elected.

Director General is the one-member executive body performing management of the day-to-day activities of the Company. The Director General is appointed by the Board of Directors.

The Director General adopts resolutions on all issues not assigned by the Articles of Association to the competence of the General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

The Director General performs the functions of the Chairman of the Management Board of the Company.

Audit Committee – an independent control body of the Company elected at the annual General Meeting of Shareholders for a term until the next annual General Meeting of Shareholders and composed of 7 persons.

The authority of individual members or all members of the Audit Committee may be terminated early by resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the Audit Committee, the authority of the new membership of the Audit Committee continues in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the Audit Committee becomes smaller than half of the elected members of the Audit Committee, the Board of Directors convenes an extraordinary General Meeting of Shareholders for election of the new membership of the Audit Committee. The remaining members of the Audit Committee perform their functions until the new membership of the Audit Committee is elected at the extraordinary General Meeting of Shareholders.

13.1. Board of Directors

Composition of the Board of Directors for the period from 01.01.05 to 30.06.05

Membership Size: 11 persons.

Membership Composition:

1.	Yashin Valery Nikolaevich *Chairman of the Board of Directors*	Director General of OAO Svyazinvest
2.	Avdiyants Stanislav Petrosovich	Executive Director – Director of the Department of Economic and Tariff Policy of OAO Svyazinvest
3.	Antonyuk Boris Dmitrievich	Deputy Minister of Information Technologies and

		Communications of the Russian Federation
4.	Amaryan Ruben Andronikovich	Director General of OJSC "CenterTelecom"
5.	Belov Vadim Evgenievich	Deputy Director General of OAO Svyazinvest
6.	Gribov Alexandr Pavlovich	Deputy Head of Department – head of Division of the Russian Federal Property Fund
7.	Ikonnikov Alexandr Vyacheslavovich	Chairman of the Management Board of the Independent Directors Association
8.	Petrova Oksana Valerievna	Deputy Head of Methodology and Information Division of the Corporate Governance Department of OAO Svyazinvest
9.	Umnova Elena Vladimirovna	Director of the Finance Department of AO Svyazinvest
10.	Finger Grigory Moiseevich	Executive Director of the Moscow Representative Office of NCH Advisors Inc.
11.	Yurchenko Evgeny Valerievich	Deputy Director General of OAO Svyazinvest

Composition of the Board of Directors for the period from 30.06.05 to 31.12.05
Membership Size: 11 persons.
Membership Composition:

1.	Yashin Valery Nikolaevich *Chairman of the Board of Directors*	Director General of OAO Svyazinvest
2.	Finger Grigory Moiseevich *Deputy Chairman of the Board of Directors*	Executive Director of the Moscow Representative Office of NCH Advisors Inc.
3.	Amaryan Ruben Andronikovich	Director General of OJSC "CenterTelecom"
4.	Antonyuk Boris Dmitrievich	Deputy Minister of Information Technologies and Communications of the Russian Federation
5.	Beskorovainy Andrei Vladimirovich	Head of the Federal Communications Agency
6.	Gribov Alexandr Pavlovich	Deputy Head of Department – head of Division of the Russian Federal Property Fund
7.	Degtyarev Valery Viktorovich	Director General of CJSC Professional Telecommunications
8.	Kiselev Alexandr Nikolaevich	Assistant to the Minister of Information Technologies and Communications of the Russian Federation
9.	Kuznetsov Sergei Ivanovich	First Deputy Director General of OAO Svyazinvest
10.	Mazalov Ivan Nikolaevich	Portfolio Manager of the Moscow Representative Office of Prosperity Capital Management
11.	Milovantsev Dmitry Alexandrovich	Deputy Minister of Information Technologies and Communications of the Russian Federation

Information on the Persons – Members of the Board of Directors elected at the annual General Meeting of Shareholders on June 30, 2005:

1. YASHIN VALERY NIKOLAEVICH

Born: ***1941***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director General – Chairman of the Management Board of OAO "Investment Communication Company";
Chairman of the Board of Directors of OAO Telecominvest;
Member of the Supervisory Board CJSC Medexpress;
Chairman of the Board of Directors of OJSC "National Pay Phone Network;
Chairman of the Board of Directors of CJSC "Saint-Petersburg Pay Phones";
Chairman of the Board of the Non-Governmental Pension Fund Telecom-Soyuz;
Member of the Board of Directors of CJSC Football Club Zenit;
Member of the Management Board of the Russian Foundation for the History of Telecommunications
Chairman of the Board of Directors of OJSC Rostelecom
Chairman of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC Moscow City Telephone Network;
Chairman of the Board of Directors of OJSC North-West Telecom.

First elected to the Board of Directors of OJSC "CenterTelecom" in 2002, record of service on the Board of Directors of the Company – 4 years.
Share in the Issuer's authorized capital: ***0.012738%***
Share of the Issuer's ordinary shares: ***0.001901%***

2. FINGER GRIGORY MOISEEVICH

Born: ***1966***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Executive Director of the Moscow Representative Office of NCH Advisors, Inc.;
Member of the Board of Directors of OJSC Polimerbyt;
Deputy Chairman of the Board of Directors of OJSC "CenterTelecom";

First elected to the Board of Directors of OJSC "CenterTelecom" in 2003, record of service on the Board of Directors of the Company – 3 years.
Share in the Issuer's authorized capital: ***none***

3. AMARYAN RUBEN ANDRONIKOVICH

Born: ***1949***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director General of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC "CenterTelecom"
Member of the Board of Directors of OJSC "National Pay Phone Network;
Chairman of the Board of Directors of CJSC "CenterTelecomService";
Member of the Partnership Board of NP Center for Telecommunications Development Research;

Deputy Chairman of the Board of Directors of OJSC "Russian Telecommunications Network".

First elected to the Board of Directors of OJSC "CenterTelecom" in 2002, record of service on the Board of Directors of the Company – 4 years.
Share in the Issuer's authorized capital: ***0.017239%***
Share of the Issuer's ordinary shares: ***0.022986%***

4. ANTONYUK BORIS DMITRIEVICH
Born: ***1949***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Minister of Information Technologies and Communications of the Russian Federation;
Member of the Board of Directors of OAO Investment Communication Company;
Member of the Board of Directors of OJSC Moscow Long-Distance Telephone Station No. 9;
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC Moscow City Telephone Network;
Member of the Board of Directors of OJSC UralSvyazInform;
Member of the Board of Directors of OJSC Sibirtelecom.

First elected to the Board of Directors of OJSC "CenterTelecom" in 2003, record of service on the Board of Directors of the Company – 3 years.
Share in the Issuer's authorized capital: ***none***

5. BESKOROVAINY ANDREI VLADIMIROVICH
Born: ***1958***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Head of the Federal Communications Agency;
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC Sibirtelecom.

First elected to the Board of Directors of OJSC CenterTelecom in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: ***none***

6. GRIBOV ALEXANDR PAVLOVICH
Born: ***1972***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Head of the Department of the Russian Federal Property Fund;
Member of the Board of Directors of OJSC "Central Telegraph";
Member of the Board of Directors of OJSC "Russian Telecommunications Network";
Member of the Board of Directors of OJSC "CenterTelecom".

First elected to the Board of Directors of OJSC "CenterTelecom" in 2003, record of service on the Board of Directors of the Company – 3 years.
Share in the Issuer's authorized capital: ***none***

7. DEGTYAREV VALERY VIKTOROVICH
Born: ***1957***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director General of CJSC Professional Telecommunications;
Director General of OJSC Tetrasvyaz;
Member of the Board of Directors of CJSC Professional Telecommunications;
Member of the Board of Directors of CJSC Radiotel;
Member of the Board of Directors of OJSC Rostelecom;
Member of the Board of Directors of OJSC Volgatelecom;
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC Dalsvyaz.

First elected to the Board of Directors of OJSC "CenterTelecom" in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: ***none***

8. KISELEV ALEXANDR NIKOLAEVICH
Born: ***1962***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Assistant to the Minister of Information Technologies and Communications of the Russian Federation;
Chairman of the Board of Directors of JSCB Svyaz-Bank (OJSC);
Member of the Board of Directors of CJSC Moscow City Telephone Network;
Member of the Board of Directors of OJSC Rostelecom;
Member of the Board of Directors of OJSC North-West Telecom;
Member of the Board of Directors of OJSC "CenterTelecom".

First elected to the Board of Directors of OJSC "CenterTelecom" in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: ***none***

9. KUZNETSOV SERGEI IVANOVICH
Born: ***1953***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
First Deputy Director General of OAO Investment Communication Company;
Member of the Management Board of Investment Communication Company;
Member of the Board of Directors of OJSC Rostelecom;
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC VolgaTelecom;
Member of the Board of Directors of JSCB Svyaz-Bank (OJSC);
Chairman of the Board of Directors of OJSC Southern Telecommunications Company;
Chairman of the Board of Directors of OJSC Sibirtelecom;

Chairman of the Board of Directors of OJSC UralSvyazInform;
Chairman of the Board of Directors of OJSC Far East Telecommunications Company;
Chairman of the Board of Directors of OJSC "Central Telegraph";
Member of the Board of Directors of OAO Telecominvest.

First elected to the Board of Directors of OJSC "CenterTelecom" in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: ***0.012357%***
Share of the Issuer's ordinary shares: ***0.016476%***

10. MAZALOV IVAN NIKOLAEVICH
Born: ***1972***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Portfolio Manager of the Moscow Representative Office of Prosperity Capital Management;
Member of the Management Board of Investment Communication Company;
Member of the Board of Directors of OJSC "CenterTelecom".

First elected to the Board of Directors of OJSC "CenterTelecom" in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: **none**

11. MILOVANTSEV DMITRY ALEXANDROVICH
Born: ***1971***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Minister of Information Technologies and Communications of the Russian Federation;
Member of the Board of Directors of OJSC "CenterTelecom".

First elected to the Board of Directors of OJSC "CenterTelecom" in 2005, record of service on the Board of Directors of the Company – 1 year.
Share in the Issuer's authorized capital: **none**

Independent Directors on the Board of Directors of OJSC "CenterTelecom" (in the meaning Order of the Federal Service for Financial Markets of the Russian Federation No. 04-1245, dated 15.12.2004) are: G.M.Finger (Deputy Chairman of the Board of Directors), V.V.Degtyarev, I.N.Mazalov.

Standing Committees of the Board of Directors on personnel and remuneration, audit, corporate governance, and strategic development were established at OJSC "CenterTelecom".

In accordance with resolutions of the Board of Directors other standing or temporary Committees of the Board of Directors may be established as well.

Corporate Governance Committee

Composition of the Committee for the period from 01.01.05 to 30.06.05
Membership Size: 3 persons.
Membership Composition:

1.	Petrova Oksana Valerievna Chairperson of the Committee	Deputy Head of Methodology and Information Division of the Corporate Governance Department of OAO Svyazinvest, Member of the Board of Directors
2.	Ikonnikov Alexandr Vyacheslavovich	Executive Director of the Investor Protection Association, Member of the Board of Directors
3.	Romskaya Elena Kimovna	Director of the Securities and Corporate Governance Department of OJSC "CenterTelecom"

Composition of the Committee for the period from 15.08.05 to 31.12.05
Membership Size: 4 persons.
Membership Composition:

1.	Kiselev Alexandr Nikolaevich Chairman of the Committee	Assistant to the Minister of Information Technologies and Communications of the Russian Federation, Member of the Board of Directors;
2.	Gribov Alexandr Pavlovich	Deputy Head of Department – Head of Division of the Russian Federal Property Fund, Member of the Board of Directors
3.	Ragozina Irina Mikhailovna	Director of the Corporate Governance Department of OAO Svyazinvest
4.	Romskaya Elena Kimovna	Director of the Securities and Corporate Governance Department of OJSC "CenterTelecom"

Strategic Development Committee

Composition of the Committee from 01.01.05 to 30.06.05
Membership Size: 4 persons.
Membership Composition:

1.	Yurchenko Evgeny Valerievich *Chairman of the Committee*	Deputy Director General of OAO Svyazinvest, Member of the Board of Directors
2.	Amaryan Ruben Andronikovich	Director General of OJSC "CenterTelecom", Member of the Board of Directors
3.	Avdiyants Stanislav Petrosovich	Executive Director – Department of Economic and Tariff Policy of OAO Svyazinvest, Member of the Board of Directors
4.	Finger Grigory Moiseevich	Executive Director of the Moscow Representative Office of NCH Advisors Inc, Member of the Board of Directors

Composition of the Committee from 15.08.05 to 31.12.05
Membership Size: 5 persons.
Membership Composition:

1.	Kuznetsov Sergei Ivanovich *Chairman of the Committee*	First Deputy Director General of OAO Svyazinvest, Member of the Board of Directors
2.	Beskorovainy Andrei Vladimirovich	Head of the Federal Communications Agency, Member of the Board of Directors

3.	Amaryan Ruben Andronikovich	Director General of OJSC "CenterTelecom", Member of the Board of Directors
4.	Mazalov Ivan Nikolaevich	Portfolio Manager of the Moscow Representative Office of Prosperity Capital Management, Member of the Board of Directors
5.	Vartanyan Stanislav Grachevich	Executive Director of the Investor Protection Association

Audit Committee

Composition of the Committee from 01.01.05 to 30.06.05
Membership Size: 3 persons.
Membership Composition:

1.	Gribov Alexandr Pavlovich *Chairman of the Committee*	Deputy Head of Department – Head of Division of the Russian Federal Property Fund, Member of the Board of Directors
2.	Finger Grigory Moiseevich	Executive Director of the Moscow Representative Office of NCH Advisors Inc, Member of the Board of Directors
3.	Umnova Elena Vladimirovna	Director of the Finance Department of AO Svyazinvest, Member of the Board of Directors

Composition of the Committee from 30.06.05 to 31.12.05
Membership Size: 4 persons.
Membership Composition:

1.	Gribov Alexandr Pavlovich *Chairman of the Committee*	Deputy Head of Department – Head of Division of the Russian Federal Property Fund, Member of the Board of Directors
2.	Finger Grigory Moiseevich	Executive Director of the Moscow Representative Office of NCH Advisors Inc, Member of the Board of Directors
3.	Degtyarev Valery Viktorovich	Director General of CJSC "Professional Telecommunications"
4.	Mazalov Ivan Nikolaevich	Portfolio Manager of the Moscow Representative Office of Prosperity Capital Management, Member of the Board of Directors

Personnel and Remuneration Committee

Composition of the Committee from 01.01.05 to 30.06.05
Membership Size: 3 persons.
Membership Composition:

1.	Ikonnikov Alexandr Vyacheslavovich *Chairman of the Committee*	Executive Director of the Independent Directors Association, Member of the Board of Directors
2.	Gribov Alexandr Pavlovich	Deputy Head of Department – Head of Division of the Russian Federal Property Fund, Member of the Board of Directors
3.	Filippova Nadezhda Valentinovna	Executive Director – Director of the Human Resource Department of OAO Svyazinvest

Composition of the Committee from 30.06.05 to 31.12.05
Membership Size: 3 persons.
Membership Composition:

1.	Finger Grigory Moiseevich *Chairman of the Committee*	Executive Director of the Moscow Representative Office of NCH Advisors Inc, Member of the Board of Directors
2.	Degtyarev Valery Viktorovich	Director General of CJSC "Professional Telecommunications", Member of the Board of Directors
3.	Kuznetsov Sergei Ivanovich	First Deputy Director General of OAO Svyazinvest, Member of the Board of Directors

The determination criteria and amount of remuneration (refund of expenses) to the Members of the Board of Directors.

The remuneration to Members of the Board of Directors shall be quarterly (fixed) and annual.

Chairman of the Board of Directors is paid the remuneration with a factor of 1.5.

The remuneration of a member of the Board of Directors is reduced by:

- 30% - in the event of his presence at less than half of the meetings of the Board of Directors held by joint attendance;
- 100% - if he participated in less than half of all the meetings of the Board of Directors held.

For the quarter in which reelection of the Board of Directors was held, remuneration to a member of the Board of Directors is paid in proportion to the time worked in the quarter.

The annual remuneration to the total membership of the Board of Directors of the Company is fixed as percentage of the Company's net profit for the reporting year according to the Company's financial statements.

The amount of remuneration to each member of the Board of Directors is determined by resolution of the Board of Directors of the Company simultaneously with preliminary approval of the Company's annual report.

Standard deductions (percentage) for calculation of the quarterly and annual remuneration is determined by resolution of the General Meeting of Shareholders electing a given membership of the Board of Directors.

The amount of remuneration to the members of the Board of Directors of the Company calculated for 2005 totaled 12,738,931.09 rubles.

13.2. Director General

AMARYAN RUBEN ANDRONIKOVICH
Born: ***1949***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director General of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC National Pay Phone Network;
Chairman of the Board of Directors of CJSC "CenterTelecomService";
Member of the Partnership Board of NP Center for Telecommunications Development Research;
Deputy Chairman of the Board of Directors of OJSC Russian Telecommunications Network.
Share in the Issuer's authorized capital: ***0.017239%***
Share of the Issuer's ordinary shares: ***0.022986%***
The amount of remuneration to the Director General of the Company paid in 2005 totaled 1,849,896.15 rubles.

13.3. Management Board

Composition of the Management Board from 01.01.05 to 13.07.2005
Membership Size: 11 persons.
Membership Composition:

1.	Amaryan Ruben Andronikovich *Chairman of the Management Board*	Director General of OJSC "CenterTelecom"
2.	Vartanyan Arevshad Apetovich	Deputy Director General for Information Technologies of OJSC "CenterTelecom"
3.	Zhuravleva Ella Mikhailovna	Deputy Director General for Personnel of OJSC "CenterTelecom"
4.	Konstantinova Raisa Pavlovna	Chief Accountant of OJSC "CenterTelecom"
5.	Lokotkov Alexei Alexeevich	First Deputy Director General – Finance Director of OJSC "CenterTelecom"
6.	Mezhuev Nikolai Viktorovich	Deputy Director General – Director of the Moscow Branch of OJSC "CenterTelecom"
7.	Pegasov Maxim Alexandrovich	Deputy Director General – Technical Director of OJSC "CenterTelecom"
8.	Polnikov Aleksandr Ilyich	Executive Director – Director of the Capital Investment Department of OAO Svyazinvest
9.	Pridantsev Sergei Vladimirovich	Deputy Director General - Commercial Director of OJSC "CenterTelecom"
10.	Sotskova Tatiyana Nikolaevna	Director of the Legal Department of OJSC "CenterTelecom"
11.	Sychev Valery Pavlovich	Deputy Director General for Security and Confidentiality Regime of OJSC "CenterTelecom"

Composition of the Management Board from 14.07.2005 to 31.12.2005
Membership Size: 11 persons.
Membership Composition:

1.	Amaryan Ruben Andronikovich *Chairman of the Management Board*	Director General of OJSC "CenterTelecom"
2.	Zhuravleva Ella Mikhailovna	Deputy Director General - Personnel Director of OJSC "CenterTelecom"
3.	Zabuzova Elena Viktorovna	Director of the Economic Planning and Budgeting Department of OAO Svyazinvest
4.	Konstantinova Raisa Pavlovna	Chief Accountant of OJSC "CenterTelecom"
5.	Lokotkov Alexei Alexeevich	First Deputy Director General – Finance Director of OJSC "CenterTelecom"
6.	Mezhuev Nikolai Viktorovich	Deputy Director General – Director of the Moscow Branch of OJSC "CenterTelecom"
7.	Pegasov Maxim Alexandrovich	Deputy Director General – Technical Director of OJSC "CenterTelecom"
8.	Pridantsev Sergei	Deputy Director General - Commercial Director of OJSC

	Vladimirovich	"CenterTelecom"
9.	Savchenko Viktor Dmitrievich	Executive Director – Director of the Legal Department of OAO Svyazinvest
10.	Sotskova Tatiyana Nikolaevna	Director of the Legal Department of OJSC "CenterTelecom"
11.	Sychev Valery Pavlovich	Deputy Director General for Security and Confidentiality Regime of OJSC "CenterTelecom"

Information on the Persons – Members of the Management Board set up by Resolution of the Board of Directors dated 13.07.2005

1. AMARYAN RUBEN ANDRONIKOVICH
Born: ***1949***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director General of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC "CenterTelecom";
Member of the Board of Directors of OJSC National Pay Phone Network;
Chairman of the Board of Directors of CJSC "CenterTelecomService";
Member of the Partnership Board of NP Center for Telecommunications Development Research;
Deputy Chairman of the Board of Directors of OJSC Russian Telecommunications Network.
Share in the Issuer's authorized capital: ***0.017239%***
Share of the Issuer's ordinary shares: ***0.022986%***

2. ZHURAVLEVA ELLA MIKHAILOVNA
Born: ***1961***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Director General – Personnel Director of OJSC "CenterTelecom";
Member of the Board of Directors of CJSC "CenterTelecomService";
Member of the Board of Directors of OJSC Russian Telecommunications Network;
Member of the Board of Directors of CJSC IC Costars.

Share in the Issuer's authorized capital: ***0.000820%***
Share of the Issuer's ordinary shares: ***0.001093%***

3. ZABUZOVA ELENA VIKTOROVNA
Born: ***1950***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director of the Economic Planning and Budgeting Department of OAO Svyazinvest;
Member of the Board of Directors of OJSC SibirTelecom;
Member of the Board of Directors of OJSC Moscow City Telephone Network;
Chairman of the Board of Directors of OJSC RusLeasingSvyaz;
Member of the Board of Directors of OJSC Southern Telecommunications Company.
Share in the Issuer's authorized capital: ***none***

4. KONSTANTINOVA RAISA PAVLOVNA
Born: ***1954***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Chief Accountant of OJSC "CenterTelecom".
Share in the Issuer's authorized capital: ***none***

5. LOKOTKOV ALEXEI ALEXEEVICH
Born: ***1950***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
First Deputy Director General – Finance Director of OJSC "CenterTelecom";
Member of the Board of Directors of CJSC "CenterTelecomService";
Member of the Board of Directors of OJSC Russian Telecommunications Network.
Share in the Issuer's authorized capital: ***0.006195%***
Share of the Issuer's ordinary shares: ***0.008260%***

6. MEZHUEV NIKOLAI VIKTOROVICH
Born: ***1962***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Director General – Director of the Moscow Branch of OJSC "CenterTelecom";
Member of the Management Board of CJSC "CenterTelecomService";
Member of the Board of Directors of JSCB LINK-BANK (OJSC).
Share in the Issuer's authorized capital: ***0.000048%***
Share of the Issuer's ordinary shares: ***0.000063%%***

7. PEGASOV MAXIM ALEXANDROVICH
Born: ***1966***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Director General –Technical Director of OJSC "CenterTelecom";
Member of the Management Board of CJSC "CenterTelecomService";
Member of the Board of Directors of CJSC "Telecom of Ryazan Region";
Member of the Board of Directors of CJSC Scientific and Technical Center KOMSET.
Share in the Issuer's authorized capital: ***0.000318%***
Share of the Issuer's ordinary shares: ***0.000425%***

8. PRIDANTSEV SERGEI VLADIMIROVICH
Born: ***1967***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Director General – Commercial Director of OJSC "CenterTelecom";
Member of the Board of Directors of CJSC "CenterTelecomService";
Member of the Management Board of CJSC "CenterTelecomService";
Member of the Board of Directors of OJSC Russian Telecommunications Network.;

Member of the Board of Directors of CJSC "Cellular Communications of Chernozemie".
Share in the Issuer's authorized capital: ***none***

9. SAVCHENKO VIKTOR DMITRIEVICH
Born: ***1960***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director of the Legal Department of OAO Svyazinvest;
Member of the Board of Directors of OJSC Moscow City Telephone Network;
Member of the Board of Directors of OJSC VolgaTelecom;
Member of the Management Board OJSC "Central Telegraph";
Member of the Board of Directors of South Urals Cell Phone Ltd.;
Member of the Management Board of OAO Svyazinvest.
Share in the Issuer's authorized capital: ***none***

10. SOTSKOVA TATYANA NIKOLAEVNA
Born: ***1958***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Director of the Legal Department of OJSC "CenterTelecom".
Share in the Issuer's authorized capital: ***none***

11. SYCHEV VALERY PAVLOVICH
Born: ***1947***
Education: ***higher***
Nationality: ***Russian***
Primary employment as well as other positions held:
Deputy Director General for Security and Confidentiality Regime of OJSC "CenterTelecom".
Share in the Issuer's authorized capital: ***none***

The determination criteria and amount of remuneration (refund of expenses) to the Members of the Management Board.

The remuneration to the Members of the Management Board is paid based on the results of each quarter.

The total amount of quarterly performance remuneration at the Management Board is determined by resolution of the Board of Directors of the Company and may not exceed 150,000 rubles quarterly to each member of the Management Board.

The indicators used in calculation of the amount of remuneration are:

- implementation of resolutions of the General Meetings of Shareholders and the Board of Directors of the Company;
- quality of the preparation of materials for the meetings of the Board of Directors and Committees of the Board of Directors of the Company.

The Board of Directors may adopt a resolution to reduce the total amount of quarterly remuneration to the entire membership of the Management Board. The overall amount of such reduction may not exceed 50% of the maximum amount of quarterly remuneration to the members of the Management Board.

The amount of remuneration to the members of the Management Board of the Company accrued for 2005 totaled 3,465,990 rubles.

Data on Transactions for Purchase and Disposal of the Company's Shares During the Reporting Year by the Members of the Management Board of the Company Pursuant to Order of the Federal Service for Financial Markets No. 05-5/pz-n, dated March 16, 2005.

Full Name of the Board Member	Transaction Date	Content of Transaction Performed with the Company's Shares	Class and Number of Shares Involved in Transaction
Vartanyan Arevshad Apetovich	***27.01.2005***	purchase	2,000 ordinary shares
Zhuravleva Ella Mikhailovna	***11.05.2005***	purchase	10,250 ordinary shares

13.4. Audit Commission.

Composition of the Audit Commission from 11.06.04 to 29.06.05
Membership Size: 7 persons.
Membership Composition:

1.	Prokofieva Irina Viktorovna *Chairperson of the Commission*	Director of the Internal Audit Department of OAO Svyazinvest
2.	Belyaev Konstantin Vladimirovich	Chief Accountant of OAO Svyazinvest
3.	Buriyanova Lyudmila Vasilievna	First Deputy Chief Accountant – Director of the Tax and Corporate Accounting and Reporting Department of OJSC "CenterTelecom"
4.	Ermolaeva Natalya Viktorovna	Head of Statistical Reporting Division of the Economic and Tariff Policy Department of OAO Svyazinvest
5.	Kachurin Alexandr Vladimirovich	Head of Treasury Division of the Finance Department of OAO Svyazinvest
6.	Frolov Kyrill Viktorovich	Deputy Director – Head of Affiliates' Internal Audit Division of the Internal Audit Department of OAO Svyazinvest
7.	Kopiev Alexei Evgenyevich	Leading Specialist of Affiliates' Internal Audit Division of the Internal Audit Department of OAO Svyazinvest

Composition of the Audit Commission from 30.06.05 to 31.12.05
Membership Size: 7 persons.
Membership Composition:

1.	Belyaev Konstantin Vladimirovich *Chairman of the Commission*	Deputy Director General of OAO Svyazinvest
2.	Bocharova Svetlana Nikolaevna	Head of Tax Division of the Accounting Department of OAO Svyazinvest
3.	Veremiyanina Valentina Fyodorovna	Deputy Director of the Legal Department of OAO Svyazinvest
4.	Murashkin Yaroslav Yurievich	Leading Specialist of the Economic Planning and Budgeting Department of OAO Svyazinvest

5.	Petrova Oksana Valerievna	Deputy Head of Methodology and Information Division of the Corporate Governance Department of OAO Svyazinvest
6.	Ponomarev Ilya Vladimirovich	Deputy Director of the Economic Planning and Budgeting Department of OAO Svyazinvest
7.	Sinadskaya Svetlana Pavlovna	Deputy Director General of OJSC Rostelecom

The work of the Audit Commission was performed in the following areas:

- audit of the financial and economic documentation of the Company, including the source accounting data, if necessary;
- verification of the legality of resolutions and actions of the executive bodies of the Company, including the contracts entered into and transactions performed.
- verification of the consistency of the terms of transactions performed by the Company with the terms of transactions performed in similar circumstances;
- analysis of the compliance of accounting and statistical reporting practices with the existing normative documents;
- analysis of the financial position of the Company, identification of reserves for improving the economic status of the Company;
- analysis of the timeliness and correctness of settlements with counterparties, different level budgets, shareholders and other creditors of the Company;
- analysis of settlements with debtors of the Company, including in terms of timeliness and completeness of measures undertaken by the executive bodies;
- in other areas of activity of the Company within the competence of the Audit Commission.

The Audit Commission conducted six meetings and three audits, including audit of the financial and economic activity of the Company for 2005.

During the audits of the financial and economic activity of the Company, some facts of inefficient real estate management and of entering into a number of transactions in violation of sub-clause 19 of cl.14.4 of the Company's Articles of Association (without prior approval by the Board of Directors of the Company) were identified.

The facts identified were recorded in the financial statements of the Company and do not affect the accounting procedures and preparation of financial statements, and, accordingly, do not influence the reliability of financial statements.

XIV. DATA ON THE CORPORATE GOVERNANCE SYSTEM OF THE COMPANY AND COMPLIANCE WITH THE CODE OF CORPORATE CONDUCT

14.1 Shareholder Relations.

During 2005 the "Regulation on Shareholder Relations at the Branches of OJSC "CenterTelecom" was developed and approved. The main tasks of organizing relations with shareholders at the branches of the Company are:

- implementation of the Company's corporate policy on maintaining shareholder rights and interests;
- provision of assistance to shareholders in the exercise of their rights and performance of their duties under the current legislation;
- interaction with shareholders and performance of the transfer agent function on the territory serviced by a branch.

Branch employees responsible for relations with shareholders and authorized under powers of attorney to perform transfer agent functions make field visits to the Telecom Centers and Network Management Centers of branches to provide consultations, assistance to shareholders in the execution and approval of documents on making changes to the shareholder register on-site (changes in personal details, re-registration of inheritance, etc.). This work promotes the reliability of shareholder data in the register which makes it possible to make timely dividend payments and notify shareholders of material events in the Company. During 2005 over 2000 registered persons made changes to the shareholder register.

The operation of a transfer agency center was organized at the Kaluga Branch. In 2006 it is planned to organize the operation of transfer agency centers at the Smolensk, Voronezh, Tambov and Belgorod Branches.

14.2 Investor Relations

Handling tasks of improving relations with the investment community and developing the secondary market, the Company implemented measures in a number of areas aimed at achieving the maximum value of its shares.

During 2005 OJSC "CenterTelecom" made both active and passive disclosures.

Statutory (passive) disclosure was performed in full compliance with the requirements set by the federal laws and other regulatory documents. Four quarterly reports of OJSC "CenterTelecom", 50 statements on facts affecting the financial and economic activities of the Company were prepared.

This information was submitted to the Federal Service for Financial Markets of Russia (FFMS), to Russian and foreign stock exchanges, as well as published on newswires of information agencies authorized by the Federal Service for Financial Markets of Russia (AK&M and Interfax), in periodicals, and on the Company's Web site.

More than 100 corporate documents were prepared and translated into English for ADR holders. Those documents were submitted to JP Morgan depositary bank, to the US SEC and stock exchanges, as well as placed on the Web site adr.com and the Company's Web site. None of the investors, regulatory authorities (FFMS and SEC) and stock exchanges made any claims as to such disclosures.

During 2005 OJSC "CenterTelecom" worked actively on disclosing information to the investment community, which, in particular, included telephone and Internet

conferences to present RAS and IFRS financial statements, rating meetings with analysts from Standard&Poor's and Fitch Ratings, meetings with representatives of investment funds and banks, over 10 site-visits to district telecom centers.

In order to develop infocommunciation space, the Company completed the development of a special section of the corporate Web site devoted to investor relations, improved and supplemented its structure – formed a point for receiving reliable information on the Company's activities in two languages; developed and opened a terminal page on IR portal RUSTOCKS.COM. The Company signed the Corporate Membership Agreement with the Association of Investor Relations Professionals (OSSI); examined the shareholder register of OJSC "CenterTelecom"; carried out work aimed at managing investor expectations and receiving their feedback.

During 2005 OJSC "CenterTelecom" took part in a number of specialized events:

- V International Conference "Communications and Investments in Russia"
- "Debt Market: Russia and Investment Opportunities in the CIS" conference
- IX Petersburg International Economic Forum
- The 16th International Conference "Russian Day: International Computer Forum '2005"
- Euromoney International Financial and Investment Forum
- V International Exhibition – Forum "Infocommunications of Russia – 21th Century" (Infocom – 2005)
- "Investments into Russian Economy: Key to Success" Annual Moscow Conference of Brunswick UBS
- "Russian Bond Congress – 2005" Conference

14.3. Public Relations

Management of OJSC "CenterTelecom" pays much attention to forming effective communications with representatives of the Russian and foreign business communities, different social groups and the mass media. The Company constantly provides topical and reliable information about its financial, economic, investment and social projects. For the purpose of more efficient presentation of information about the activities of the Company and its branches as well as promotion of CenterTelecom brand on the communications market of the Central Federal District, corporate portal www.centertelecom.ru was developed and launched in 2005. This portal united the previously uncoordinated Web sites of regional divisions and General Directorate of the Company. In the past year the total level of the Company's information disclosure according to the influential Standard&Poor's rating agency reached 63%.

The major areas of PR activities included the image-building of the Company's top managers, arrangement of special events focused on the promotion of the Company's services, and improvement of loyalty of different customer groups to OJSC "CenterTelecom".

Important events of the Company's activities included its participation in Russian and International exhibitions. Especially remarkable was the participation in "Infocom – 2005", with OJSC "CenterTelecom" executives attending events within the framework of IX St.Petersburg International Economic Forum, etc.

Much attention was paid to the participation of OJSC "CenterTelecom" in All-Russian and regional events devoted to the celebration of the 60th anniversary of the Victory in the Great Patriotic War. On top of eliminating the queue for telephone installation among the handicapped and participants of the Great Patriotic War, the Company initiated a number of regional events. The most important of those was the opening of the first and the only in Russia Memorial to signalers who died on the battle fields in 1941 – 1945. The opening of the Memorial that had been built at the expense of

OJSC "CenterTelecom" in Mozhaisk (the Moscow Region) attracted great attention of people in all regions of the Central Federal District, the mass media and officials of the Ministry of Information Technologies and Communications.

Activities on strengthening the system of interaction with governmental authorities were considerably reinforced in 2005. It largely determined the success of the projects and information campaigns implemented jointly with regional administrations during the "monetization" of public benefits and increase in tariffs for local communications services.

Moreover, OJSC "CenterTelecom" continued to be actively involved in the activities of a number of public and professional organizations, including the Center for Telecommunications Development Research, the Russian Foundation for the History of Telecommunications, Non-Governmental Pension Fund Telecom-Soyuz, etc.

14.4. Interaction with Rating Agencies

On September 30, 2005 Standard&Poor's upgraded the long-term international credit rating of OJSC "CenterTelecom" from "CCC+" to "B-" with a Stable Outlook, which reflected the capability of the Company to improve its operating performance.

At the same time the Company's credit rating on the national scale, as well as the senior unsecured debt rating was upgraded from "ruBB+" to "ruBBB-".

The changes in the rating reflected a significant improvement of CenterTelecom's operating and financial performance during 2005. The Company effectively focused its activity on cost control, substantially cutting capital costs while increasing the profitability.

Along with the ratings of Standard&Poor's CenterTelecom has a priority unsecured foreign currency rating "B-" of Fitch Ratings with a Negative Outlook, and the "B" level short-term foreign currency rating.

On February 18, 2005 Fitch Ratings assigned to OJSC "CenterTelecom" the "BB(rus)" rating – with a Stable Outlook on the national scale.

Throughout the year the Company took measures aimed at improving its corporate governance system. It was reflected in Standard&Poor's upgrading in July 2005 the corporate governance rating on the Russian scale from RGS 4.8 to RGS 4.9.

Based on the results of the corporate governance system examination performed in April 2005 by the consortium of the Russian Institute of Directors and CJSC Expert RA Rating Agency, OJSC "CenterTelecom" was distinguished as one of the top five Russian well-governed companies with the class "A" grade of corporate governance. This level excludes any risk of shareholder rights violation, unfair activities of executive bodies, and provision of low-quality information to shareholders and investors.

In October 2005, based on the results of monitoring of the current corporate events at OJSC "CenterTelecom" conducted in April – September 2005, Expert RA Rating Agency confirmed the A-level grade of the Company's corporate governance system.

14.5. Organization of Activities of the Committees of the Board of Directors

During 2005 the Board of Directors of the Company organized the activities of four Committees of the Board of Directors – Audit, Corporate Governance, Personnel and Remuneration, and Strategic Development Committees.

Based on the proposals of the members of the Committees of the Board of Directors, in June 2005 redrafted Regulations governing the activities of the Committees of the Board of Directors were prepared and approved taking into account recommendations of the Corporate Governance Committee.

The functions of the secretaries of the Committees of the Board of Directors are performed by the Corporate Secretary of the Company and an official of the Corporate Secretary's Office.

14.6. Interaction with Stock Exchanges

In accordance with the current legislation, normative legal acts of the FSFM of Russia, in particular, the rules on admission of securities to trading and the Cooperation Agreements entered into on their basis by OJSC "CenterTelecom" and CJSC MICEX, NP RTS, OJSC RTS. The Company regularly submits to the stock exchanges quarterly reports on securities and compliance with Corporate Governance standards, material facts affecting its financial and economic activity, etc.

On their part, the exchanges analyze how the Company meets the requirements set, provide information on securities trading, hold workshops. The arising questions are discussed at consultations and meetings.

14.7. Interaction with the Registrar

Pursuant to the Agreement for the Provision of Services for Keeping the Registered Securities Register dated July 18, 2003, entered into between OJSC "CenterTelecom" and CJSC Registrator-Svyaz, during the year the Registrar performed services for collecting, recording, processing, keeping and providing data constituting the registered securities register system of the Company, as well as for preparing and holding the annual General Meeting of Shareholders of the Company, for discharging the functions of the Counting Commission.

Pursuant to the Transfer Agency Agreement dated November 18, 2002, entered into between OJSC "CenterTelecom" and CJSC Registrator-Svyaz, the Company performed the functions of receiving from registered persons or their authorized representatives the information and documents required to perform operations in the register, as well as the functions of receiving from the Registrar and transferring to registered persons or their authorized representatives the information and documents received from the Registrar.

On December 13, 2005 an entry was made in the Unified State Register of Legal Entities on termination of the activity of CJSC Registrator-Svyaz through reorganization in the form of affiliation with OJSC United Registration Company. From this date on, all rights and obligations of CJSC Registrator-Svyaz, pursuant to cl.4 of art.57 and cl.2 of art.58 of the Civil Code of the Russian Federation, passed to its successor - OJSC United Registration Company.

14.8. Corporate Restructuring Program

In 2005 the second version of the Master Plan of OJSC CenterTelecom's Corporate Restructuring Program designed for the period from 2004 to 2009 and including 45 events (projects) grouped into 7 functional blocks: general corporate events, development of commercial capabilities, network communications management, organizational development and human resource management, restructuring of information technologies, efficient financial and economic service, logistics restructuring was developed and approved. The Corporate Restructuring Program of OJSC "CenterTelecom" is intended to cover all aspects of the financial and economic activities targeting the governance enhancement, cost reduction, strategic directions of the Company's development, increase in competitiveness and efficiency of the Company's activities.

As part of the improvement of the Program management system, the schedule of control over the results of the implementation of the Master Plan projects was developed and introduced.

By the end of 2005 about one third of the Program's projects were fully completed, among them, for instance: "Review of the Subsidiaries' Portfolio", "Creation of Marketing Processes", "Reorganization of Internal Audit and Control Processes", "Development and Implementation of the Employee Training and Development System", "Development and Implementation of the Quality Management Program", etc.

Within the framework of implementation of the Corporate Restructuring Program in 2005 several general corporate projects were initiated for restructuring secondary and non-core business processes, improvement of the strategic management system, etc.

14.9. Corporate Secretary and Office of the Corporate Secretary

For the purpose of ensuring the compliance by the bodies and officials of the Company with the Corporate Governance rules and procedures, guaranteeing the realization of shareholder rights and interests, of enhancing the efficiency of the activities of the Board of Directors, interaction of the Company with its shareholders and other participants of corporate relations, of increasing the level of the Company's transparency, the institute of Corporate Secretary is created at OJSC "CenterTelecom".

The rights, duties, term of office, amount of remuneration and liability of the Corporate Secretary of the Company are determined by internal documents of the Company, as well as the contract entered into between him and the Company. The contract is signed on behalf of the Company by the Chairman of the Board of Directors of the Company.

For the purposes of ensuring the efficient performance of the functions by the Corporate Secretary of the Company, the Office of the Corporate Secretary of the Company was created, whose composition, size, structure and personnel duties are determined by an internal document of the Company approved by the Board of Directors: Regulation on the Corporate Secretary and office of the Corporate Secretary.

14.10. Information on the Corporate Governance Code of the Company

The Corporate Governance Code of OJSC "CenterTelecom" was approved by the Board of Directors in February 2004. The purpose of introducing the Code was to form and introduce the Corporate Governance principles and rules contributing to the successful development of the Company, income and capitalization growth of the Company, observing the legitimate rights and interests of all shareholders into the day-to-day business practice of the Company.

The code represents consolidated, voluntarily assumed obligations, based on a balanced consideration of the interests of the Company's shareholders, management bodies and other stockholders.

The provisions of the Corporate Governance Code of OJSC "CenterTelecom" were developed on the basis of the Code of Corporate Conduct recommended by the Federal Commission on the Securities Markets of the Russian Federation, basic principles of Corporate Governance of the Organization for Economic Cooperation and Development (OECD), Federal Law On Joint-Stock Companies, the Articles of Association of the Company, Declaration of Corporate Conduct Principles of OJSC "CenterTelecom". They comply with the main provisions of the best international corporate governance practice, based not only on compliance with the legal requirements, but also on the adoption of additional norms creating greater opportunities for investors to realize their rights, the ethical standards of business conduct common to all members of the business community.

For the purposes of further improvement of the Corporate Governance Code a new edition of the Code was prepared in the reporting year taking into account changes in the existing legislation, the Articles of Association and internal documents of the Company, the best international practice in the sphere of corporate governance, proposals of the Corporate Governance Committee of the Board of Directors. This edition also takes into account the remarks and proposals of the national expert organization – Russian Institute of Directors, as well as the remarks of international rating agency Standard&Poor's and national Agency CJSC Expert RA Rating Agency, developed when determining the corporate governance level of the Company. The second edition of the Corporate Governance Code was approved by the Board of Directors of the Company in February 2006.

14.11. Report on Compliance with Recommendations of the FCSM (Federal Commission for the Securities Market) Corporate Behavior Code.

The data is provided in accordance with "Methodological recommendations on the content and form of provision of the data about compliance with the Corporate Behavior Code in annual reports of joint-stock companies" approved by the FCSM instruction of 30.04.2003 No 03-849/r, and with the requirements of the Order of the Federal Financial Markets Service (FFMS) of 15.12.2004 No 04-1245/pz-n "On approval of the Regulation on organization of trade on the securities market" (mentioned in the notes).

No.	Provision of the Corporate Behavior Code	Complied or not complied with	Note
	General Shareholders Meeting		
1.	The shareholders shall be notified on holding of a general shareholders meeting at least 30 days before it, unless a longer term is provided for by law	Complied	Chapter 2 cl.2.2. of the Corporate Governance Code. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are complied with.
2.	Shareholders shall be able to familiarize themselves with the list of the people entitled to participate in the general shareholders meeting starting from the day of notification on the general shareholders meeting to be held and until closing of the general shareholders meeting held in person, and in the case of the shareholders meeting held not in person– until the last day of acceptance of voting bulletins.	Complied	Chapter 8 cl. 8.2.11 of the Charter of the Company
3.	Shareholders shall be able to get the information (materials) subject to presentation in the course of preparation for the general shareholders meeting to be held via electronic communication means, including the Internet.	Complied	At the Company's Internet site
4.	A shareholder shall be able to include an issue into the agenda of the general shareholders meeting or request summoning of a general shareholders meeting without provision of any documents, if his/her share rights are accounted for in the share registry system, and in case if his/her rights are accounted for on a DEPO (custody) account - sufficiency of a statement of account for exercise of the above-stated rights.	Complied	Chapter 8 cl. 8.6 of the Charter of the Company
5.	The Charter or internal documents of the joint-stock company shall contain a requirement of obligatory presence of General Director, members of the Management Board, members of the Board of Directors, members of the Audit Commission and the Auditor of the joint-stock company at the general shareholders meeting	Complied	Chapter 3 cl.3.7 of the Corporate Governance Code
6.	The candidates shall be present at the general shareholders meeting when the issue of election of members of the Board of Directors, General Director, members of the Management Board , members of the Audit Commission, and of the auditing organization is being studied.	Complied	Chapter 3 cl.3.7. of the Corporate Governance Code The Company provides for presence at the meeting of members of the currently operating Board of Directors, Management Board of the Company and makes necessary efforts to provide for presence of the independent auditor, members of the operating Audit Commission and of the candidates to the new composition of the Board of Directors.
7.	The internal documents of the joint-stock company	Complied	Chapter 13 cl. 13.14 par. 2 of the

	shall contain the procedure of registration of participants of the general shareholders meeting.		Charter of the Company; Chapter 3 cl.3.4. of the Regulation on the general shareholders meeting
	Board of Directors		
8.	The Charter shall specify the authority of the Board of Directors to annually approve the financial and economic plan of the Company	Complied	Chapter 14 cl.14.4 of the Charter
9.	The procedure of risk management in the joint-stock company approved by the Board of Directors shall be available	Partially complied	The procedures are provided for by a number of internal documents of the Company, including the Program of corporate restructuring as a complex document that determines risk management
10	The Charter shall contain the right of the Board of Directors to adopt a resolution on suspension of the authority of General Director appointed by the general shareholders meeting	Not applicable	Appointment of General Director of the Company, determination of his term of office, and early termination of his authorities are included into the competence of the Board of Directors (Chapter 14 cl.14.4 subcl.26 of the Charter)
11	The Charter shall contain the right of the Board of Directors to establish requirements to qualification and the amount of remuneration of General Director, members of the Management Board , heads of main structural divisions of the joint-stock company	Complied	Chapter 14 cl.14.4 subcl.18, 22, 24 Of the Charter of the Company
12	The Charter shall contain the right of the Board of Directors to approve terms and conditions of contracts with General Director, members of the Management Board	Complied	Chapter 14 cl.14.4 subcl.33 of the Charter of the Company
13	The Charter or the internal documents of the joint-stock company shall contain the requirement stating that votes of the members of the Board of Directors, who are General Director and members of the Management Board , are not counted in the vote held to approve the terms and conditions of the contracts with General Director (managing organization, Managing Director) and members of the Management Board	-	Such requirements are contrary to the Federal Law "On Joint-Stock Companies", as they limit rights of a member of the Board of Directors. Besides, the percentage of the members of the Management Board who are also members of the Board of Directors does not exceed ¼ of the composition of the Board of Directors (one member of the Management Board , in fact). Hence, the influence of his vote to the decision made is minimal. The terms and conditions of contracts with General Director and members of the Management Board are recommended to the Board of Directors by the Staff and Remunerations Committee
14	The Board of Directors of the joint-stock company shall include at least 3 independent directors complying with requirements of the Corporate Behavior Code	Complied	Chapter 4 cl.4.6. of the Corporate Governance Code. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
15	The Board of Directors of the joint-stock company shall not include individuals who have been found guilty in crimes in economic sphere or against state authority, interests of the civil service and service in local authorities, or to which administrative punishment for infringement of law in the areas of entrepreneurial activity, finances, taxes and duties, and securities market has been applied	Complied	None of the listed individuals are members of the Board of Directors of the Company
16	The Board of Directors shall not include a participant, General Director (Management Director), a member of a management body or an employee of a legal entity which is a competitor of the joint-stock	Complied	None of the listed individuals are members of the Board of Directors of the Company

	company		
17	The Charter of the Company shall contain a requirement about election of the Board of Directors only by way of cumulative vote	Complied	Chapter 14 cl.14.2 of the Charter of the Company
18	The internal documents of the joint-stock company shall specify the duty of the members of the Board of Directors to abstain from any actions which will or can lead to a conflict between their interests and interests of the joint-stock company, and in case such conflict arises, to be bound to disclose information about this conflict to the Board of Directors	Complied	Chapter 3 cl. 3.2 of the Regulation on the Board of Directors; Chapter 4 cl.4.3. of the Corporate Governance Code
19	The internal documents of the joint-stock company shall specify the duty of members of the Board of Directors to notify the Board of Directors in writing on the intention to effect transactions with securities of the joint-stock company or its daughter (affiliate) companies, and to disclose information about transactions with such transactions already held	Complied	Chapter 3 cl. 3.2.9 of the Regulation on the Board of Directors; Chapter 4 cl.4.6 of the Corporate Governance Code Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
20	The internal documents of the joint-stock company shall contain a requirement to hold meetings of the Board of Directors at least once every six weeks	Complied	Chapter 4 cl.4.7. of the Corporate Governance Code
21	Meetings of the Board of Directors were held at least once every six weeks during the year, for which the annual report of the Company is made	Complied	In fact, meetings of the Board of Directors are held on average at least twice a month (31 meetings of the Board of Directors were held in 2005)
22	The internal documents of the joint-stock company shall contain the procedure of holding of meetings of the Board of Directors	Complied	Chapter 6 Regulation on the Board of Directors
23	The internal documents of the joint-stock company shall contain a provision stating the necessity of approval by the Board of Directors of any transactions of the joint-stock company with the value of 10 and more per cent of the value of assets of the company, except for the transactions made in the course of usual economic activity	Complied	Transactions of over 0.4% of the balance sheet assets are subject to approval (Chapter 14 cl.14.4 subcl.19 of the Charter of the Company)
24	The internal documents of the joint-stock company shall state the right of members of the Board of Directors to get the information necessary for performance of their functions from executive bodies and heads of main structural divisions of the joint-stock company, and the liability for failure to provide such information	Complied	Chapter 3.cl. 3.1.1 of the Regulation about the Board of Directors
25	The Committee for Strategic Planning under the Board of Directors shall be organized or another committee shall be charged with the functions of the Committee for Strategic Planning (except the Audit Committee and the Staff and Remunerations Committee)	Complied	Strategic Development Committee
26	A committee shall be organized under the Board of Directors (the Audit Committee) that recommends the auditor of the joint-stock company to the Board of Directors and interacts with it and the Audit Commission of the joint-stock company, organization (auditor) of the joint-stock company	Complied	Audit Committee Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
27	Only independent and non-executive directors shall be members of the Audit Committee	Complied	The Audit Committee included 3 independent and 1 non-executive directors in the reporting year. Only 3 independent directors have been in the Audit Committee since February 2006. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.

28	The Audit Committee shall be presided by an independent director	Partially Complied	The Committee was presided by a non-executive director in the reporting year, and by an independent director since February 2006.
29	The internal documents on the joint-stock company shall contain the right of access to any documents and information of the joint-stock company on the conditions of non-disclosure of confidential information for all members of the Audit Committee.	Complied	Chapter 6 cl. 6.2.1 of the Regulation on the Audit Committee
30	The Committee of the Board of Directors (Staff and Remunerations Committee) shall be formed, the function of which is to set the criteria for selection of candidates to the members of the Board of Directors and development of the remuneration policy of the joint-stock company	Complied	Staff and Remunerations Committee. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
31	The Staff and Remunerations Committee shall be presided by an independent director	Complied	The Staff and Remunerations Committee is presided by an independent director. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
32	No joint-stock company officials shall be members of the Staff and Remunerations Committee	Complied	No officials are members of the Committee. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
33	The Risk Committee shall be formed under the Board of Directors or another committee shall be charged with the functions of the Risk Committee (except the Audit Committee and the Staff and Remunerations Committee)	Partially complied	Each committee under the Board of Directors studies risks in its area of activity.
34	The Committee for Settlement of Corporate Conflicts shall be organized under the Board of Directors or another committee shall be charged with functions of such committee (except the Audit Committee and the Staff and Remunerations Committee)	Complied	These functions are performed by the Corporate Governance Committee.
	No joint-stock company officials shall be members of the Committee for Settlement of Corporate Conflicts	Complied	In accordance with the Regulation about the Corporate Governance Committee, members of the Committee who are Company's officials do not participate in study of corporate conflicts
35	The Committee for Settlement of Corporate Conflicts shall be presided by an independent director	-	The Committee for Corporate Governance is presided by a non-executive director
36	The internal documents of the joint-stock company approved by the Board of Directors, which regulate the procedure of forming and operation of committees under the Board of Directors, shall be available	Complied	The Board of Directors approved the Regulations on Committees under the Board of Directors (reviewed in June 2005).
37	The Charter shall include the procedure for determination of quorum of the Board of Directors, which makes it possible to provide for obligatory participation of independent directors in meetings of the Board of Directors	Partially complied	The Company provides to all directors, including independent directors, all opportunities to express their opinion at meetings of the Board of Directors (both in-presence and in extra-mural form)
	Executive bodies		
38	A collegial executive body (management board) of the joint-stock company shall exist	Complied	Management Board of the Company. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
39	The Charter or internal documents of the joint-stock company shall contain a provision about necessity of approval by the Management Board of real estate	Complied	In accordance with subcl.19 cl.14.4 of the Charter, competence of the Board of Directors includes approval of the

	transactions, obtaining of credits by the joint-stock company, if the specified transactions do not belong to the category of large transactions and their conclusion is not a part of the normal course of business of the joint-stock company		transactions connected with acquisition, alienation, or possible alienation of the property, the value of which makes up from 0.4 to 25 per cent of the balance sheet value of the Company's assets. A number of transactions, including real estate transactions are subject to the procedure of notification of the Board of Directors by General Director.
40	The internal documents of the joint-stock company shall contain the procedures for approval of transactions outside the financial and economic plan of the joint-stock company	Complied	Chapter 14 cl.14.4 subcl.2 of the Charter of the Company
41	None of members of the executive bodies shall be a participant, General Director (Managing Director), member of a management body or an employee of a legal entity, which is a competitor of the joint-stock company	Complied	None of the listed persons are present in executive bodies of the Company
42	The executive bodies of the joint-stock company shall not include individuals who have been found guilty of crimes in economic sphere or against state authority, interests of the civil service and service in local authorities, or to which administrative punishment for infringement of law in the areas of entrepreneurial activity, finances, taxes and duties, and securities market has been applied. If functions of a sole executive body are performed by a managing organization or a management director, the requirements applicable to General Director and members of the Management Board shall be applied to General Director and members of the Management Board of the managing organization or managing director.	Complied	None of the listed persons are present in executive bodies of the Company
43	The Charter or internal documents of the joint-stock company shall contain a prohibition for the managing organization (managing director) to perform similar functions in a competitive company, and be in any other property relationships with the joint-stock company then provision of services of a managing organization (managing director)	Not applicable	The Charter and internal documents of the Company do not provide for a managing organization (managing director)
44	The internal documents of joint-stock company shall contain a requirement for the executive bodies to abstain from any actions which will or can lead to a conflict between their interests and interests of the joint-stock company, and in case such conflict arises, a duty to inform the Board of Directors thereof.	Complied	Chapter 6 cl.6.5. of the Corporate Governance Code;
45	The Charter or internal documents of the joint-stock company shall contain the criteria for selection of the managing organization (managing director)	Not applicable	The Charter and internal documents of the Company do not provide for a managing organization (managing director)
46	The executive bodies of the joint-stock company shall provide monthly reports on their work to the Board of Directors	Partially complied	The Board of Directors regularly considers the issues of performance of resolutions adopted by the shareholders meeting and the Board of Directors; Budget execution reports are provided quarterly
47	The liability for breach of the provisions for use of confidential and private information shall be determined the contracts signed by the joint-stock company with General Director (managing organization, managing director) and members of the	Complied	

	Management Board		
	Secretary of the Company		
48	A special official (Secretary of the Company) shall be appointed in the joint-stock company, whose task is to provide for observance by the Company's bodies and officials of the procedural requirements that guarantee exercising of rights and interests of the company's shareholders	Complied	The position of the Corporate Secretary exists since 13.07.2004
49	The procedure for appointment (election) of the Secretary of the Company and duties of the Secretary of the Company shall be specified in the Charter or internal documents of the joint-stock company	Complied	Chapter 14.cl. 14.4. subcl. 32; Chapter 17 cl.17.1 –17.3 of the Charter of the Company. Regulation on the Corporate Secretary and the Office of the Corporate Secretary of the Company.
50	The Charter shall contain requirements to the candidate for the Secretary of the Company.	Partially complied	Detailed requirements in accordance with the Charter are stated in the Regulation on the Corporate Secretary and the Office of the Corporate Secretary of the Company.
	Significant corporate actions		
51	The Charter or internal documents of the joint-stock company shall contain a requirement to get approval of a large transaction before its conclusion	Complied	Chapter 14 cl.14.4 cl.20 of the Charter of the Company
52	An independent appraiser shall be invited to perform appraisal of the market value of the property, which is a subject of a large transaction	Complied	There is a practice of inviting of an independent appraiser for appraisal of the property, which is a subject of the transactions significant for the Company.
53	The Charter shall include a prohibition to perform, at purchase of large blocks of shares of a joint-stock company (takeover), any actions aimed at protection of interests of the executive bodies (members of these bodies) and members of the Board of Directors of the joint-stock company, and worsening the position of the shareholders in comparison to their current position (in particular, a prohibition for the Board of Directors to adopt, before the end of the planned share acquisition period, the resolution about issue of additional shares, securities convertible into shares, or securities entitling to purchase the company's shares, even if it has the right to adopt such resolution in accordance with the Charter)	-	The direct prohibition is redundant, as the Charter contain no regulations about possibility of performance of any actions aimed at protection of interests of the executive bodies (members of these bodies), members of the Board of Directors, etc.
54	The Charter shall contain requirements about obligatory inviting of an independent appraiser for appraisal of the current market value of shares and possible changes in their market value as a result of takeover	-	An independent appraiser will be invited to perform appraisal of the current market value of the shares and possible changes in their market value as a result of takeover.
55	The Charter shall not contain a provision releasing the acquirer from the duty to suggest that the shareholders sell the ordinary shares of the Company owned by them (equity securities convertible into ordinary shares) at takeover	Complied	Chapter cl. 8.12 of the Charter of the Company. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
56	The Charter or internal documents of the joint-stock company shall contain a requirement about obligatory inviting of an independent appraiser for determination of the share conversion ratio in case of reorganizing.	-	In fact, an independent appraiser is invited to determine the share conversion ratio in case of reorganizing
	Disclosure of information		
57	A document approved by the Board of Directors, which determines the rights and approaches to disclosure of information (Regulation on Information Policy) shall exist.	Complied	Information Procedural Rules, Regulation on Information Policy. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.

58	The internal documents of the joint-stock company shall contain the requirement to disclose the information about the purposes of placing of shares, about the individuals who are going to acquire the shares being placed, including the major block of shares, and whether the top officials will participate in acquisition of the outstanding shares of the company	Complied	Information Procedural Rules, Regulation on Information Policy.
59	The internal documents of the joint-stock company shall contain the list of information, documents and materials, which are to be provided to subscribers to solve the problems to be discussed at the general shareholders meeting	Complied	Chapter 13, cl.13.13 of the Charter of the Company
60	A joint-stock company shall have an Internet site in the Internet and regularly disclose information about the joint-stock company at this Internet site.	Complied	www.centertelecom.ru
61	The internal documents of the joint-stock company shall contain the requirement to disclose the information about transactions of the joint-stock company with the individuals who belong, according to the Charter, to the top officials of the joint-stock company, and about transactions of the joint-stock company with the organizations, in which top officials of the joint-stock company own, directly or indirectly, 20 or more per cent of the Authorized capital stock of the joint-stock company, or on which such individuals can otherwise produce considerable impact.	Complied	Information Procedural Rules, Regulation on Information Policy.
62	The internal documents of the joint-stock company shall contain the requirement to disclose information about all transactions, which can influence the market value of shares of the joint-stock company	Complied	Information Procedural Rules, Regulation on Information Policy.
63	The Company shall have an internal document approved by the Board of Directors about use of the essential information about the business of the joint-stock company, shares and other securities of the joint-stock company and transactions with them, which is not public and, if disclosed, can significantly influence the market value of shares and other securities of the joint-stock companies	Complied	Information Procedural Rules, Regulation on Information Policy; Regulation on the procedure of use of the information about activity of OJSC "CenterTelecom", about its securities and transactions with them, which is not public, and illegal use or disclosure of which can significantly influence the market value of securities of OJSC "CenterTelecom". Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
Control over financial and economic activity			
64	Procedures of internal control of financial and economic activity of the joint-stock company approved by the Board of Directors shall exist	Complied	Regulation on the Internal Audit Department. Requirements of the Order of FFMS of 15.12.2004 No 04-1245/pz-n are met.
65	The joint-stock company shall have a special division providing for observance of internal control procedures (Control and Audit Service)	Complied	The Internal Audit Department
66	The internal documents of the joint-stock company shall contain the requirement for the Board of Directors to determine the structure and composition of the Control and Audit Service of the joint-stock company	Complied	Chapter 14 cl.14.4 subcl.18 of the Charter of the Company; Chapter 1 cl.1.3.–1.8. Regulations on the Internal Audit Department.
67	The Control and Audit Service shall not include individuals who have been found guilty of crimes in economic sphere or against state authority, interests of the civil service and service in local authorities, or to which administrative punishment for infringement	Complied	None of the listed individuals are present in the Control and Audit Service

	of law in the areas of entrepreneurial activity, finances, taxes and duties, and securities market has been applied.		
68	None of members of the Control and Audit Service shall be a participant, General Director (Managing Director), member of a management body or an employee of a legal entity, which is a competitor of the joint-stock company	Complied	None of the listed individuals are present in the Control and Audit Service
69	The internal documents of the joint-stock company shall indicate the date of provision to the Control and Audit Commission of documents and materials for evaluation of the effected financial or economic operation, and shall state liability of officials and employees of the Company for failure to provide them by this date	Complied	Regulation on the Internal Audit Department
70	The internal documents of the joint-stock company shall contain the duty of the Control and Audit Commission to report the revealed breaches to the Audit Committee, and if it does not exist, to the Board of Directors of the joint-stock company	Complied	Regulation on the Internal Audit Department
71	The Charter of the joint-stock company shall contain a requirement of preliminary evaluation by the Control and Audit Service of expediency of performance of operations not stipulated by the financial and economic plan (non-standard operations)	-	The requirements are defined in the Regulation on the Audit Committee under the Board of Directors and the Regulation for the Internal Audit Department
72	The internal documents of the joint-stock company shall contain the procedure for getting approval for a non-standard operation from the Board of Directors	Complied	The procedures are defined in the Regulation on the Audit Committee under the Board of Directors, Regulation on the Internal Audit Department, Contract with General Director, etc.
73	An internal document approved by the Board of Directors and defining the procedure for audits of financial and economic activity of the joint-stock company by the Audit Commission shall exist	Not applicable	The procedure is defined in the Regulation on the Audit Commission approved by the shareholders' meeting
74	Evaluation of the audit opinion before its presentation to the shareholders at the general shareholders meeting shall be held by the Audit Committee	Complied	
	Dividends		
75	An internal document approved by the Board of Directors used by the Board of Directors as the guideline when adopting recommendations about the dividend size (Regulation on the Dividend Policy) shall exist	Complied	Regulation on the Dividend Policy
76	The Regulation on the Dividend Policy shall contain the procedure for determining the minimal share of net profit of the joint-stock company allocated for payment of dividends and the conditions, on which the dividends on the preferred shares, for which the dividend size is established in the Charter, are not paid or paid in part	Complied	
77	Information about the dividend policy of the joint-stock company and modifications made to it shall be published in the periodical edition provided for by the Charter for publishing of notifications on general shareholders meetings to be held, and shall be placed at the Internet site of the joint-stock company in the Internet	Complied	This information, including the Regulation on the Dividend Policy, is placed at the Company's Internet site.

XV ABOUT THE CHARITY ACTIVITIES PERFORMED BY THE COMPANY IN 2005

The main charity and sponsor activities held by OJSC "CenterTelecom" in 2005.

No	Activities	Amount, in rubles
1.	Assistance provided to people with low incomes, unemployed people, people with limited abilities.	6 524 148
2.	Assistance provided to schools, grammar schools	37 761
3.	Assistance provided to the Russian Peace Foundation	10 000
4.	Assistance provided to the volleyball team of the Belgorod University, "Put' Oriona" Expedition Fund, Dinamo Sports Club	9 989 809
5.	Assistance provided to orphan's asylums, social asylums for children, the Russian Children's Fund	1 682 238
6.	Assistance provided to the Russian Orthodox Church for repair and reconstruction of churches	250 000
7.	Assistance provided to the Russian Foundation for the History of Telecommunications, International Academy of Telecommunications, Center for Development of Information Society Foundation	19 941 963
8.	Assistance provided to the Moscow Technical University of Communications and Informatics (MTUSI), Smolensk College of Telecommunications, Economic Faculty of the Lomonosov Moscow State University	2 974 984
9.	Assistance provided to administrations of Tula, Yaroslavl, Voronezh, Smolensk for celebration of the Victory Day and the Day of the City	65 000
10.	Assistance provided to the Central Committee of All-Russian Telecommunication Trade Union of the Russian Federation and to the Organization of Veterans of the Ministry of Information Technologies and Communications of the Russian Federation	1 460 000
11.	Assistance provided to healthcare institutions	475 350
	TOTAL	**43 411 253**

OJSC "CenterTelecom" attaches great importance to implementation of projects in the social sphere, thus contributing to improvement of standards of living of Russian people through support of the population categories in need of social support and implementation of a number of long-term programs in culture, education, and sports. The main charity

principles are set forth in the "Conception of the CenterTelecom Charity Activities". The priority directions of social activities are the following:

- *Support and implementation of programs and activities aimed at provision of material assistance, medical and social rehabilitation to low-income categories, unemployed people and people in need of special care and people with limited abilities;*
- *Preventive measures and healthcare, promotion of healthy lifestyle, improvement of moral and psychological condition of people, physical culture and mass sports;*
- *Support and implementation of programs and activities aimed at support of prestige and role of the family in society and state, support of parents and children;*
- *Protection and due maintenance of buildings, objects, and territories of historical, cultural or environmental value, and of graveyards.*

Sponsor and charity activity in OJSC "CenterTelecom" is coordinated by the Commission for Sponsorship and Charity Activities organized in February 2005. The Commission held 31 meeting during the year where over 350 applications were studied.

XVI INFORMATION FOR SHAREHOLDERS

16.1. Authorized capital stock and securities of the Company as of 01.01.2006.

- *The Authorized capital stock of the Company is 6,311,998,965 rubles;*
- *Placed and declared shares of the Company:*

Table 11

Categories (types) of shares	Number (shares)	Nominal value (rubles)
I. Placed shares:		
• Ordinary shares	1 578 006 833	3.0
• A-type preferred shares	525 992 822	3.0
II. Declared shares:		
• Ordinary shares	76 166 167	3.0
• A-type preferred shares	25 405 178	3.0

16.2. Structure of the Authorized Capital Stock as of 01.01.2006

Table 12

	Number of shareholders	Number of ordinary shares	Number of A-type preferred shares	% in the Auth. Cap. Stock
Russian legal entities – owners	149	962 017 574	3 014 434	45.866548
Russian legal entities – nominees	32	513 054 300	428 161 849	44.734615
Foreign legal entities	21	1 063 437	11 660 652	0.604757
Individuals	27 054	101 871 522	83 155 887	8.794080


Shareholding structure: ordinary shares, number of shares
Russian legal entities – owners
Russian legal entities – nominees
Foreign legal entities
Individuals


Shareholding structure: A-type preferred shares, number of shares
Russian legal entities – owners
Russian legal entities – nominees
Foreign legal entities
Individuals

16.3. Information about shareholders holding over 1% of the Authorized capital stock as of 01.01.2006

Table 14

	Name	Ordinary shares, number of shares	Preferred shares, number of shares	% in the Auth. Cap. Stock
1.	OPEN JOINT-STOCK COMPANY INVESTMENT COMMUNICATION COMPANY	799 867 813	0	38.016537
2.	CLOSED JOINT-STOCK COMPANY COMMERCIAL BANK CITIBANK (nominee)	106 284 794	152 131 654	12.282153
3.	CLOSED JOINT-STOCK COMPANY UBS NOMINEES (nominee)	110 596 183	114 847 929	10.715026
4.	CLOSED JOINT-STOCK COMPANY DEPOSITARY AND CLEARING COMPANY (nominee)	73 056 309	100 379 586	8.243152
5.	SPECIALIZED STATE INSTITUTION UNDER THE GOVERNMENT OF THE RUSSIAN FEDERATION RUSSIAN FUND OF FEDERAL PROPERTY	151 356 274	0	7. 193740
6.	ING BANK (EURASIA) ZAO (CLOSED JOINT-STOCK COMPANY) (nominee)	110 555 761	32 401 142	6.794531
7.	NON-COMMERCIAL PARTNERSHIP NATIONAL DEPOSITARY CENTER (nominee)	46 414 516	9 793 448	2.671482
8.	LIMITED LIABILITY COMPANY DEUTSCHE BANK (nominee)	27 170 846	700 000	1.324660


Shares in the Authorized capital stock as of 01.01.2006
LLC Deutsche Bank (nominee) 1,32%
Other legal entities 3,96%
Individuals 8,79%
OAO " OJSC Svyazinvest " 38,02%
NP NDC (nominee) 2,67%
ING Bank (Eurasia) ZAO (nominee) 6,79%
CJSC DDK (nominee) 8,24%
Russian Fund of Federal Property (RFFI) 7,19%
CJSC CB Citibank (nominee) 12,28%
CJSC UBS Nominees (nominee) 10,72%

16.4. Information about trading floors (stock exchanges) where shares and ADRs (tickers, quotation lists) of the Company are listed

Securities of the Company are currently being traded at the Russian stock exchanges: OJSC RTS (ESMOG, ESMOPG) and CJSC MICEX (CTLK,CTLKP) in B Quotation Lists, ordinary shares in NP RTS (ESMO) are traded in A2 Quotation Lists, preferred shares (ESMOP) – in B Quotation Lists.

1st level ADRs to the ordinary shares of the Company are being traded on the OTS US market (CRMUY), at Berlin ((CRMUy.BE) and Frankfurt (CRMUy.F) stock exchanges.


CTC
RTS
USD
points
0,55
0,5
0,45
0,4
0,35
0,3
0,25
0,2
1200
1100
1000
900
800
700
600
500
400
Jan 05
Feb 05
Mar 05
Apr 05
May
05 Jun
05 Jul
05 Aug
05 Sep 05
Oct 05
Nov 05
Dec 05

Price dynamics of ordinary shares, USD


CTC
RTS
USD
points
0,5
0,45
0,4
0,35
0,3
0,25
0,2
0,15
0,1
1200
1100
1000
900
800
700
600
500
400
Jan 05
Feb 05
Mar 05
Apr 05
May
05 Jun
05 Jul
05 Aug
05 Sep 05
Oct 05
Nov 05
Dec 05

Trade volumes at Russian stock exchanges in 2005 amounted to:

NP RTS
Ordinary shares - 22,797,822 shares,
Preferred shares – 12,271,322 shares;
OJSC RTS
Ordinary shares - 9,050,496 shares,
Preferred shares – 7,395,219 shares;
CJSC MICEX
Ordinary shares - 25,470,143 shares,
Preferred shares – 9,847,635 shares;


Trade Volume Dynamics for ADRs to ordinary shares of the Company
on the OTC USA in 2005
Number, thousand shares
450
400
350
300
250
200
150
100
50
0
Jan 05
Feb 05
Mar 05
Apr 05
May
05 Jun
05 Jul
05 Aug
05 Sep 05
Oct 05
Nov 05
Dec 05

ADR listing of the Company at the Frankfurt and Berlin stock exchanges held on 27 July 2005 led to growth of ADR trading volumes in August and December 2005. The share of the ordinary shares of the Company in ADRs grew from 1.5% to 2.6% in this period.


Changes in capitalization of OJSC "CenterTelecom" in 2005


Capitalization (mln. USD)
RTS points
1200
1000
800
600
400
200
0
CTC
RTS
Jan 05
Feb 05
Mar 05
Apr 05
May
05 Jun
05 Jul
05 Aug
05 Sep 05
Oct 05
Nov 05
Dec 05

Total capitalization at the end of 2005 amounted to $ 1,012,549,940.

16.5 Information about the ADR program of the Company.

OJSC "CenterTelecom" has the Level One American depositary receipt (ADR) program for the ordinary shares of the Company for sales of the shares on the international exchange market, which was registered on 22 August 2001 by the US Securities and Exchange Commission.

The number of securities allowed for circulation outside the Russian Federation in the form of depositary securities is 623,312,699. One ADR includes 100 ordinary shares of the Company.

J.P. Morgan Chase Bank acts as the depositary bank under the ADR program. The depositary agreement between OJSC "CenterTelecom", J.P. Morgan Chase Bank and

holders of depositary receipts was signed on 4 September 2001 and modified and reviewed on 10 December 2001.

417,492 American depositary receipts were circulating as of 31 December 2005, which amounts to 2.646% of the total number of ordinary shares of OJSC "CenterTelecom".

The receipts are traded on the OTC USA (CRMUY), at Berlin ((CRMUy.BE) and Frankfurt (CRMUy.F) stock exchanges.

16.6. Corporate bonds of the Company.

OJSC "CenterTelecom" actively uses the Russian bond market as an instrument to attract investments.

17 issues of bonds totaling 8,249,484,350 rubles including 14 issues of telephone loan bonds amounting to 26,889,350 rubles were circulating at the beginning of 2005.

Bonds of 02 series with the total nominal value of 600,000,000 rubles were redeemed in April 2005. 64,214 telephone loan bonds of 2-I series with the total nominal value of 3,210,700 rubles were redeemed in 2005.

Thus, 16 issues of bonds totaling 7,646,273,650 rubles, including 14 issues of telephone loan bonds totaling 23,678,650 rubles were circulating at the end of 2005.

OJSC "CenterTelecom" has completely proved itself to be a reliable loaner, which timely and completely services its obligations to holders of the Company's bonds.

Coupon payments on the Company's bonds of 02, 03 and 04 series in 2005 totaled 1,072,922,696.1 rubles.

The main parameters of the issues of the Bonds circulating in 2005:

Money bond loans of **OJSC "CenterTelecom"**

Series	02	03	04
Number of the placed securities	600,000 securities	2,000,000 securities	5,622,595 securities
Nominal value	1,000 rubles	1,000 rubles	1,000 rubles
Issue volume	600,000,000 rubles	2,000,000,000 rubles	5,622,595,000 rubles
Effective date	23.07.2002	16.09.2003	17.08.2004
Redemption date	21.04.2005	15.09.2006	21.08.2009
Coupon rate in %	1-2 coupons – 20% 3-4 coupons – 18% 5-6 coupons – 16%	12.35%	13.80%
Periodicity of coupon payments	1 coupon – 3 months 2-6 coupons – 6 months	6 months	6 months
Offer date	22.04.2003	16.09.2004 19.09.2005	16.11.2006

Telephone bond loans of *OJSC "CenterTelecom"*

Series	Nominal value	Number of placed securities	Yield in %	Effective date	Redemption period	
K-1	500 rubles	11397	0.1	30.11.2002	from 17.06.2010	to 17.06.2011
K-2	1,000 rubles	260	0.1	30.11.2002	from 17.07.2010	to 17.07.2011
K-3	500 rubles	5396	0.1	30.11.2002	from 17.06.2010	to 17.06.2011
K-4	1,000 rubles	70	0.1	30.11.2002	from 17.06.2010	to 17.06.2011
K-5	3,600 rubles	498	0.1	30.11.2002	from 22.02.2011	to 22.02.2012
K-6	1,500 rubles	499	0.1	30.11.2002	from 18.04.2006	to 18.04.2007
K-7	1,500 rubles	499	0.1	30.11.2002	from 18.04.2006	to 18.04.2007
K-8	1,500 rubles	500	0.1	30.11.2002	from 31.08.2007	to 31.08.2008
K-9	1,500 rubles	50	0.1	30.11.2002	from 31.08.2007	to 31.08.2008

K-10	1,500 rubles	200	0.1	30.11.2002	from 31.08.2007	to 31.08.2008
K-11	1,500 rubles	500	0.2	30.11.2002	from 26.10.2008	to 26.04.2009
2-I	50 rubles	212701	0.2	30.11.2002	from 01.08.2005	to 01.08.2006
3-I	6,000 rubles	349	0.1	30.11.2002	from 01.07.2007	to 31.08.2007
4-I	4, 000 rubles	68	0.1	30.11.2002	from 01.08.2007	to 30.09.2007

16.7. Information about the Company's auditor (in accordance with Russian and foreign standards):

Full company name of the auditor:
Limited Liability Company Ernst and Young
Short company name: *LLC Ernst and Young*
Location of the auditing organization:
Sadovnicheskaya nab., 77, bld.1, Moscow, Russia 115035
Tel.: *7 (495) 755 9700* Fax: *7 (495) 755 9701*
E-mail: moscow@ru.ey.com
Auditor license data:
License number: *E002138*
Date of issue: *30.09.2002*
Valid until: *30.09.2007*
Authority which has issued the license: *Ministry of Finance of the Russian Federation*

16.8. Information about the registrar of the Company:

Full company name: ***Open Joint-Stock Company Joint Registration Company***
Short company name: *OJSC JRC*
Location: *Pyatnitskaya st., 70, Moscow, 113095*
Mailing address: *Kalanchevskaya st., 15a, p/o box 16, Moscow, 107078*
Tel.: *(095) 933-42-21* Fax: *(095) 933-42-21*
E-mail: ork@ork-reestr.ru
Number of the registrar license for keeping the register of security holders: *10-000-1-00314*
Issue date: *30.03.2004*
Valid until: *without limitation*
Authority which has issued the license: *Federal Commission for Securities Market*
Date, from which the register of the issuer's registered securities has been kept by the specified registrar: *13.12.2005*

16.9. Data about branches of the Company.

Branch name	*Mailing address*
Belgorod branch	Sobornaya sq, 3, Belgorod, 308000
Bryansk branch	K.Marxa sq., 9, Bryansk, 241050
Verkhnevolzhsky branch	Komsomolskaya st., 22, Yaroslavl, 150000
Vladimir branch	Gorkogo st., 42, Vladimir, 600000
Voronezh branch	pr. Revolyutsii, 35, Voronezh, 394000
Kaluga branch	Teatralnaya st., 38, Kaluga, 248600
Kursk branch	Krasnaya sq., 8, Kursk, 305000
Lipetsk branch	Tereshkovoi st., 35-a, Lipetsk, 398000
Moscow branch	Narodnogo Opolcheniya st., 29, bld.2, Moscow, 123154
Orel branch	Lenina st., 43, Orel, 302028

Ryazan branch	Schedrina st., 45, Ryazan 390000
Smolensk branch	Oktryabrskoi Revolutsii st., 6, Smolensk, 214000
Tambov branch	Astrakhanskaya st. 2-в, Tambov, 392002
Tver branch	Novotorzhskaya st., 24, Tver, 170000
Tula branch	pr. Lenina, 33-a, Tula, 300000

16.10. Data about transfer agents of the Registrar in the Central Federal District:

Name of region	Transfer agent in the region	Address	Telephone/fax	E-mail
Moscow, Moscow region	General Directorate of OJSC “CenterTelecom”	Malaya Dmitrovka st., 3/10, entrance 1, 4 floor, room 4 g., Moscow	tel.:(495)793-26-57 tel./fax:(495)793-26-54	vedeta@centertelecom.ru
	Moscow branch of OJSC “CenterTelecom”	Narodnogo Opolcheniya st., 29, bld.2, Moscow, 123154	tel.:(495)793-22-01 tel./fax:(495)199-37-57	alexeeva@esmr.ru
Belgorod region	Belgorod branch No 2 CJSC Specialized Registrar Rekom	pr. Lenina, 33, office 49, Belgorod, 308600	tel.:(4722)27-08-01 fax:(4722)32-62-56	-
Bryansk region	Bryansk branch of OJSC “CenterTelecom”	K.Marxa sq., 9, Bryansk, 241050	tel.:(4832)72-15-75 fax6(4832)72-20-00	ocb@svyaz.debryansk.ru
Vladimir region	Vladimir branch of OJSC “CenterTelecom”	Gorkogo st., 42, Vladimir, 600000	tel.: (4922)35-33-50 tel.: (4922)33-06-63 fax: (4922)35-33-50	osicb@cb.elcom.ru post@varlamova.elcom.ru
Voronezh region	Branch “Deposit-invest” of OJSC JRC	Truda Avenue, 39, Voronezh 394026	tel.:(4732)71-08-76 fax:(4732)71-08-76	-
Ivanovo region	Verkhnevolzhsky branch of OJSC “CenterTelecom” Ivanovo Joint Telecom Center	10 Avgusta st., 1, Ivanovo, 153000	tel.:(4932)47-13-36 fax:(4932)47-13-28	stsymaenko@ivtelecom.ru
Kaluga region	Kaluga branch of OJSC “CenterTelecom”	Teatralnaya st., 38, Kaluga, 248600	tel..(4842)79-62-05 fax.(4842)53-10-40	iug@elecs.kaluga.com
	Kaluga Gas and Energy Joint-Stock Bank Gazenergobank (open joint-stock company)	Plekhanova st., 4, Kaluga, 248010	tel.:(4842)53-13-94	iug@elecs.kaluga.com

Kostroma region	Verkhnevolzhsky branch of OJSC "CenterTelecom" Kostroma Interregional Telecom Center	Podlipaeva st., 1, Kostroma, 156961	tel.:(4942)62-10-23 fax:(4942)62-10-64	Ohapkina@telecom.kostroma.ru
Kursk region	Kursk branch of OJSC "CenterTelecom"	Krasnaya sq., 8, Kursk, 305000	tel.:(4712)55-40-42 tel.:(4712)54-52-25 fax:(4712)55-40-42	tagent@kursknet.ru, fca@kursknet.ru
Lipetsk region	Lipetsk branch of OJSC "CenterTelecom"	Tereshkovoi st., 35-a, Lipetsk, 398000	tel.:(4742)38-12-48 fax:(4742)38-12-49	pmv@adm.les.lipetsk.ru
Orel region	Orel branch of OJSC "CenterTelecom"	Lenina st., 43, Orel, 302028	tel.:(4862)43-18-96 fax:(4862)43-11-11	reestr@orel.ru
Ryazan region	Ryazan branch of OJSC "CenterTelecom"	Schedrina st., 43, Ryazan 390006	tel.:(4912)27-22-05 fax:(4912)21-61-66	Gsorokina@esv.ryazan.ru
Smolensk region	Smolensk branch of OJSC "CenterTelecom"	Oktryabrskoi Revolutsii st., 6, Smolensk, 214000	tel.:(4812)68-31-76 fax:(4812)16-33-11	cbgch@sci.smolensk.ru
	Smolensk branch of CJSC IRKOL	Dzerzhinskogo st., 19, Smolensk, 214000	tel.:(4812)68-35-89 fax:(4812)65-64-87	-
Tambov region	Tambov branch of OJSC JRC	Kronshtadskaya st., 14, Tambov, 392026	tel.:(4752)71-50-86 fax:(4752)71-50-86	-
Tver region	Tver branch of OJSC "CenterTelecom"	Novotorzhskaya st., 24, Tver, 170000	tel.:(4822)35-79-79 fax:(4822)3236-30	romanova@tversvyaz.ru gor@rex.tversvyaz.ru
Tula region	Tula branch of OJSC "CenterTelecom"	pr.Lenina, 33-a, Tula, 300000	tel.:(4872)21-73-51 fax:(4872)36-25-32	yakimova@tulatelecom.ru
Yaroslavl region	Verkhnevolzhsky branch of OJSC "CenterTelecom"	Komsomolskaya st., 22, Yaroslavl, 150000	tel.:(4852)73-24-40 fax:(4852)32-84 91	oio@yartelecom.ru

General Director **S.V.Pridantsev**

Chief Accountant **A.D.Kartashov**

Annual Financial Statements for 2005 financial year.

RECEIVED
2006 JUN -6 P 1:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALANCE SHEET

			CODES
		Form № 01 by OCUD	0710001
as of	December 31, 2005 года	Date (year, month, day)	31.12.2005
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	TIN	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit:	RUR in thousands	by OCEI	384
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	114	484
Fixed assets		120	120	29 218 754	31 783 017
Capital investments		130	130	3 156 665	2 029 012
Income bearing investments in tangible items		135	135	1 439	1 434
Long-term financial investments		140	**140**	1 485 805	1 639 211
including: investments in daughter companies			141	1 464 753	1 604 137
investments in affiliates/associates			142	4 124	2 840
investments in other organizations			143	10 056	25 362
other long-term financial investments			144	6 872	6 872
Deferred tax assets		145	145	171 703	224 296
Other non-current assets		150	150	3 095 013	3 425 635
Total for section I		190	**190**	37 129 493	39 103 089

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS **Inventories**		210	**210**	1 084 906	1 150 003
including: raw material, auxiliaries and other similar items		211	211	640 430	534 800
expenses of production in progress (circulation expenses)		213	213	672	516
finished products and goods intended for resale		214	214	26 198	16 049
shipped products		215	215	288	55
deferred expenses		216	216	417 318	598 583
other inventories and expenses		217	217		
VAT on purchased items		220	220	2 077 515	1 720 958
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	24 723	17 824
including: buyers and customer accounts		231	231		
advance payments made			232		
other debtors			233	24 723	17 824
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 647 747	2 227 620
including: buyers and customer accounts		241	241	1 769 705	1 705 214
advance payments made			242	197 701	145 856
other debtors			243	680 341	376 550
Short-term financial investments		250	250	1 324	4 200
Cash and equivalents		260	260	1 369 112	952 823
Other current assets		270	270	1 283	2 008
Total on section II		290	**290**	7 206 610	6 075 436
Grand total (sum of lines 190+290)		300	**300**	44 336 103	45 178 525

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	631 200	6 311 999
Additional capital		420	420	6 327 621	646 822
Reserves		430	430	31 560	31 560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 123 566	7 955 459
Undistributed profit (not covered loss) of the reporting year		470	470	X	668 504
Total on section III		490	**490**	15 113 947	15 614 344
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	12 237 350	6 633 498
including:					
credit facilities			511	3 728 372	3 992 576
loans			512	8 508 978	2 640 922
Deferred tax liabilities		515	515	581 637	741 179
Other long-term liabilities		520	520	3 351 612	2 547 974
Total on section IV		590	**590**	16 170 599	9 922 651
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	6 590 118	14 336 842
including:					
credit facilities			611	4 160 134	3 931 458
loans			612	2 429 984	10 405 384
Accounts payable		620	**620**	5 972 048	4 646 768
including:					
suppliers and contractors		621	621	4 169 401	2 739 893
advance payments received		625	622	396 358	430 960
debt to employees		622	623	13 844	2 332
debt to government out-of-budget funds		623	624	14 821	10 644
debt in respect of tax and duties		624	625	561 450	526 875
other creditors		625	626	816 174	936 064
Debt to participants (founders) for income payments		630	630	20 566	7 916
Deferred revenue		640	640	460 921	499 438
Deferred expense provisions		650	650	7 904	150 566
Other short-term liabilities		660	660		
Total on section V		690	**690**	13 051 557	19 641 530
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	44 336 103	45 178 525

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1 256 626	2 504 712
including those under leasing terms		911	911	725 203	478 543
Goods and tangible items accepted for safe storage		920	902	7 852	97 513
Goods accepted for commission		930	903	6 027	8 233
Debt of insolvent debtors written off as a loss		940	904	304 099	445 898
Security received in respect of payments and obligations		950	905	8 631 267	8 006 514
Security provided to other parties in respect of payments and obligations		960	906	13 593 075	17 881 929
Housing facilities depreciation		970	907	27 880	18 425
Depreciation of external improvement items and other similar facilities		980	908	1 462	2 084
Means of payment in respect of telecommunication services			909	120 720	142 058

Summary of net assets value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15 574 868	16 113 782

Chief Executive ____________ S. V. Pridantsev (signature) (name)

Chief Accountant ____________ A. D. Kartashov (signature) (name)

April 20, 2006

PROFIT AND LOSS REPORT

			CODES
		Form № 02 by OCUD	**0710002**
for	2005	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	27 593 610	24 963 116
including from sales of telecommunication services			011	27 184 083	24 603 464
Costs of sold goods, products, works, services		020	020	(21 248 503)	(19 702 108)
including: telecom services			021	(21 068 897)	(19 502 349)
Profit (loss) from sales (line 010 less line 020)		050	**050**	6 345 107	5 261 008
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	2 949	67 411
Interest payable		070	070	(2 349 935)	(1 753 890)
Income from participation in other organizations		080	080	6 163	682
Other operating revenue		090	090	45 639	564 886
Other operating expenses		100	100	(1 364 457)	(2 199 738)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	295 388	934 364
Non-sales expenses		130	130	(1 577 694)	(1 903 821)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	1 403 160	970 902
Profit tax expenses (lines -151+/-152+/-153), including:			**150**	(735 908)	(574 245)
deferred tax liabilities		142	151	(159 608)	(186 727)
deferred tax assets		141	152	52 593	119 833
Current profit tax		150	153	(628 893)	(507 351)
Operating profit (loss) (line 140- less line 150)			**160**	667 252	396 657

IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	2 543	1 351
Extraordinary expenses			180	(1 291)	(297)
Net profit (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	190	668 504	397 711
FOR REFERENCE					
Conditional profit/loss on income tax			201	(337 059)	(233 270)
Permanent tax liabilities		200	202	(398 849)	(340 975)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	0,38127	0,22683
Diluted profit (loss) per share			302		

* Fulfilled in annual accounting report

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	19 522	(29 488)	17 588	(39 481)
Profit (loss) of previous years		402	43 204	(61 275)	215 155	(136 218)
Indemnity of damages caused by non-performance or undue performance of obligations		403	5 794	(1 241)	5 779	(2 215)
Foreign currency translation adjustments		404	100 690	(33 412)	192 629	(178 769)
Allocations to assessed reserves		405	159 199	(530 111)	65 639	(1 048 144)
Written-off accounts receivable and payable		406	12 391	(27 061)	4 744	(6 587)

Chief Executive ______________ S. V. Pridantsev
(signature) (name)

Chief Accountant ______________ A. D. Kartashov
(signature) (name)

April 20, 2006

STATEMENT OF CHANGES IN EQUITY

			CODES
		Form № 03 by OCUD	0710003
for	2005	Date (year, month, day)	31.12.2005
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	TIN	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit	RUR in thousands	by OCEI	384

1. Changes in equity

Item description	Item code	Line code	Charter capital	Additional capital	Reserves	Undistributed profit (not covered loss)	Total
1	1a	2	3	4	5	6	7
Brought over balance as of December 31, 2003		**100**	631 200	6 332 963	31 560	8 070 310	15 066 033
2004							
Changes in the accounting policies		101	X	X	X	3 110	3 110
Balance of fixed assets revaluation		102	X		X		
Other		103	X		X		
Brought over balance as of January 1, 2004		**104**	631 200	6 332 963	31 560	8 073 420	15 069 143
Changes in capital items:		**200**		(1 266)		51 680	50 414
Foreign currency conversion		201	X		X	X	
Net profit (loss) of the reporting year		202	X	X	X	397 711	397 711
Dividends		203	X	X	X	(347 297)	(347 297)
Allocations to reserves		204	X	X			
Additional share issues at the expense of own resources		205			X		
Increase of the nominal value of shares		206			X		
Changes in equity due to retirement of fixed assets		207	X	(1 266)	X	1 266	
Other		208					
Increase in equity due to:		**210**		1 698			1 698
additional share issues at the expense of shareholders		211			X	X	
reorganization of legal entity		212					
other		213		1 698			1 698
Decrease of equity due to:		**220**		(5 774)		(1 538)	(7 312)
decrease in quantity of shares		221		X	X		
decrease in the nominal value of shares		222		X	X	X	
reorganization of legal entity		223					
other		224		(5 774)		(1 538)	(7 312)
Brought over balance as of December 31, 2004		**300**	631 200	6 327 621	31 560	8 123 562	15 113 943
2005							
Changes in the accounting policy		301	X	X	X	4	4
Balance of fixed assets revaluation		302	X		X		
Other		303	X		X		
Brought over balance as of January 1, 2005	**100**	**304**	631 200	6 327 621	31 560	8 123 566	15 113 947
Changes in capital items:		**400**	5 680 799	(5 680 799)		529 305	529 305
Foreign currency conversion		401	X		X	X	
Net profit (loss) of the reporting year		402	X	X	X	668 504	668 504
Dividends		403	X	X	X	(139 199)	(139 199)
Allocations to reserves	110	404	X	X			

Additional share issues at the expense of own resources	121	405			X		
Increase of the nominal value of shares	122	406	5 680 799	(5 680 799)	X		
Changes in equity due to retirement of fixed assets		407	X		X		
Other		408					
Increase in equity due to:		**410**					
additional share issues at the expense of shareholders	121	411			X	X	
reorganization of legal entity	123	412					
other		413					
Decrease of equity due to:		**420**				(28 908)	(28 908)
decrease in quantity of shares	132	421		X	X		
decrease in the nominal value of shares	131	422		X	X	X	
reorganization of legal entity	133	423					
other		424				(28 908)	(28 908)
balance as of December 31, 2005	**140**	**500**	6 311 999	646 822	31 560	8 623 963	15 614 344

2. Reserves

Item description	Item code	Line code	Balance as on the start of the year	Received	Used/ restored	Balance as on the year start
1	1a	2	3	4	5	6
Reserves formed pursuant to effective legislation						
Reserved funds						
data for 2004		601	31 560			31 560
data for 2005		602	31 560			31 560
Reserves formed pursuant to founding documents:						
Employee shareholding fund						
data for 2004		603				
data for 2005		604				
Assessed reserves:						
Doubtful debt provisions						
data for 2004		605	973 167	1 043 557	(90 310)	1 926 414
data for 2005		606	1 926 414	509 444	(308 030)	2 127 828
Provisions to cover devaluation of financial investments						
data for 2004		607	3 486	4 587	(2 564)	5 509
data for 2005		608	5 509	20 083	(4 178)	21 414
Provisions for devaluation of tangible items						
data for 2004		609				
data for 2005		610		585		585
Deferred expenses provisions:						
data for 2004		611		7 904		7 904
data for 2005		612	7 904	150 566	(7 904)	150 566
Provisions for conditional obligations:						
data for 2004		613				
data for 2005		614				

Chief Executive ______________ S. V. Pridantsev **Chief Accountant** A. D. Kartashov

(signature) (name) (signature) (name)

April 20, 2006

CASH FLOW STATEMENT

			CODES
		Form № 04 by OCUD	**0710004**
for	2005	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Item code	Line code	Over the reporting year	Over the same period previous year
1	1a	2	3	4
CASH BALANCE AT THE REPORTING YEAR START		**010**	1 369 119	1 015 272
CURRENT ACTIVITIES **Cash receipts from current activities**		**020**	31 296 286	27 639 252
receipts from buyers, customers		021	30 806 432	26 947 663
other income		022	489 854	691 589
Cash funds allocated to:		**030**	(25 998 662)	(24 042 527)
payments in respect of purchased goods, services, works, raw materials and other current assets	150	031	(9 158 858)	(8 739 927)
payroll expense	160	032	(6 459 487)	(6 212 575)
interest payments	170	033	(2 412 419)	(1 594 987)
tax and levies settlements	180	034	(6 543 280)	(5 697 764)
other expense		035	(1 424 618)	(1 797 274)
Net cash from current activities		**040**	5 297 624	3 596 725
INVESTMENT ACTIVITIES **Cash receipts from investment activities**		**050**	312 909	2 465 971
proceeds from realization of fixed asset items and other non-current assets	210	051	16 885	37 275
proceeds from repayment (redemption) and sale of securities, realization of units, interests, and other financial investments	220	052	138 337	1 319 463
dividend received from interests	230	053	9 984	7 291
interest received	240	054	598	32 722
proceeds from repayments of loans granted to other organizations	250	055	412	1 051 959
other income from investment activities		056	146 693	17 261
Cash funds allocated to:		**060**	(6 335 351)	(11 746 736)

acquisition and creation of fixed asset items and other non-current assets	290	061	(6 019 096)	(7 916 843)
acquisition of stock, units, interests	280	062	(185 126)	(1 495 152)
acquisition of debt instruments and other financial investments	300	063	(131 004)	(1 283 381)
granting loans to other organizations	310	064	(90)	(1 051 360)
other expenses for investment activities		065	(35)	
Net cash from investment activities	**340**	**070**	(6 022 442)	(9 280 765)
FINANCIAL ACTIVITIES **Cash receipts from financial activities**		**080**	10 238 542	15 979 661
credit and loan facilities received		081	10 194 064	15 858 597
other income from financial activities		082	44 478	121 064
Cash funds allocated to:		**090**	(9 930 020)	(9 941 781)
repayment of loans and credits (less interest payments)		091	(8 314 481)	(8 386 110)
repayment of financial lease		092	(1 479 185)	(1 239 124)
dividend payments	170	093	(136 354)	(316 547)
other financial activity expenses		094		
Net cash from financial activities		**100**	308 522	6 037 880
Net cash increase (decrease)		**110**	(416 296)	353 840
CASH BALANCE AT THE REPORTING PERIOD END		**120**	952 823	1 369 112
Influence of exchange rate of foreign currency against RUR		130	7	2

Chief Executive ___________ S. V. Pridantsev (signature) (name)

Chief Accountant ________ A. D. Kartashov (signature) (name)

April 20, 2006

SUPPLEMENT TO THE BALANCE SHEET

			КОДЫ
		Form № 05 by OCUD	**0710005**
as of	**December 31, 2005**	Date (year, month, day)	31.12.2005
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Intangible assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property items (exclusive rights for results of intellectual property)	010	**101**	1 097	428		1 525
of which: of the patent owner for invention, industrial sample, usable model	011	102	64	124		188
of right owner for software, data bases	012	103	975	304		1 279
of owner of trade/service mark, location of good origin	014	104	58			58
other	015	105				
Other	040	106				
Total		**110**	1 097	428		1 525

Item description	Item code	Line code	At the reporting year start	At the reporting period end

1	1a	2	3	4
Amortization of intangible assets, total	050	**120**	983	1 041
including: of the patent owner for invention, industrial sample, usable model		121	1	19
of right owner for software, data bases		122	967	1 001
of owner of trade/service mark, location of good origin		123	15	21
other		124		

2. Fixed assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Buildings		201	4 475 798	241 344	(15 702)	4 701 440
Line plant and transmission facilities		202	13 615 575	2 204 975	(102 583)	15 717 967
Machinery and equipment		203	24 748 388	3 370 942	(141 190)	27 978 140
Transportation vehicles		204	593 041	30 523	(16 320)	607 244
Computers and office equipment		205	1 229 043	412 459	(58 792)	1 582 710
Housing facilities		206	108 426	5 552	(26 946)	87 032
Land plots and nature utilization facilities		207	11 791	13 079	(84)	24 786
Other fixed assets types		208	564 342	144 633	(9 566)	699 409
Total		**210**	45 346 404	6 423 507	(371 183)	51 398 728

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Fixed assets depreciation, total	140	**220**	16 127 650	19 615 711
Including: Buildings		221	973 395	1 033 976
Line plant and transmission facilities		222	5 591 951	6 109 923
Machinery and equipment		223	8 245 947	10 749 485
Transportation vehicles		224	344 318	417 477
Computers and office equipment		225	626 408	860 984
Other fixed asset types		226	345 631	443 866

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4

From line 210 fixed assets transferred for rent, total		**230**	99 031	119 885
Including: Buildings		231	52 040	53 444
Line plant and transmission facilities		232	25 727	43 072
Machinery and equipment		233	5 637	5 693
Transportation vehicles		234	15 032	14 866
Other fixed asset types		235	595	2 810
From line 210 fixed assets transferred for long-term storage		240	11 016	15 047

FOR REFERENCE	**Item code**	**Line code**	**At the reporting year start**	**At the reporting year end**
1	**1a**	**2**	**3**	**4**
Results of fixed assets revaluation		**250**		X
original (replacement) cost	171	251		X
depreciation	172	252		X
Fixed assets received for rent, total:		**260**	1 256 626	2 504 712
Including: Buildings		261	158 683	237 787
Line plant and transmission facilities		262	193 320	208 846
Machinery and equipment		263	783 210	1 912 031
Transportation vehicles		264	53 207	32 213
Other fixed asset types		265	68 206	113 835
Real estate commissioned for services with state registration pending		270	954 996	904 238

3. Income bearing investments in tangible items

Item description	**Item code**	**Line code**	**At the reporting year start**	**Received**	**Retired**	**At the reporting year end**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Property intended for lease		301				
Property provided under hire contract		302				
Other		303	1 471			1 471
Total		**310**	1 471			1 471

Item description	**Item code**	**Line code**	**At the reporting year start**	**At the reporting year end**
1	**1a**	**2**	**3**	**4**

Amortization of income bearing investments in tangible items		311	32	37

4. R&D, technology and design expenses

Item of R&D	Item code	Line code	At the reporting year start	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D works, with results being used for production or management purposes of the organization	310	400				

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Expenses for incomplete R&D, technology development and design	320	401	239	739

FOR REFERENCE	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	3	4
Expenses charged to ordinary activity		402		
Expenses on R&D failed to produce positive results and charged to non-sales expenses		403	5 874	

5. Financial investments

Item description	Item code	Line code	Long-term		Short-term	
			At the reporting year start	At the reporting period end	At the reporting year start	At the reporting period end
1	1a	2	3	4	5	6

Contribution to charter (contributed) capital of other organizations, total	510	501	1 478 933	1 632 339		
including: daughter and affiliated businesses	511	502	1 468 877	1 606 977		
Treasury municipal bonds and bonds issued by third parties	515	503				
Bills of exchange	520	504	163	163	37	
Loans granted to other organizations	525	505			1 287	
Certificates of deposit	530	506				
Other	535	507	6 709	6 709		4 200
Total	540	**510**	1 485 805	1 639 211	1 324	4 200
Of the total amount – financial investment having current market price: Contribution to charter (contributed) capital of other organizations	550	511	5 978			
including: daughter and affiliated businesses	551	512				
Treasury municipal bonds and bonds issued by third parties	555	513				
Bills of exchange	560	514				
Other	565	515				
Total	570	**520**	5 978			
FOR REFERENCE With reference to financial investment with current market price – change of value due to adjusted valuation	580	521	2 492			

6. Ordinary activity expenses (by costs items)

Item description	Item code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material costs	710	601	(6 344 780)	(6 217 650)
Payroll costs	720	602	(6 941 320)	(6 387 314)
Social need allocations	730	603	(1 731 863)	(2 046 042)
Depreciation	740	604	(3 363 844)	(2 555 221)
Other expenses	750	605	(2 866 696)	(2 495 881)
Total on costs items	760	**610**	(21 248 503)	(19 702 108)
Change of the balance (increase [+], decrease [-]): of production in progress	765	621	(156)	(82)
deferred expenses	766	622	181 265	133 932

7. Security/collateral

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Security received, total		710	8 631 267	8 006 514
including: bank guarantees		711		
third party surety		712	8 631 267	8 004 566
bills of exchange		713		1 948

pledged property		**714**		
of which: fixed asset items		715		
securities and other financial investments		716		
other property		717		
other		718		
Security provided, total		**720**	13 593 075	17 881 929
including: third party surety		721	3 429 572	2 812 210
bills of exchange		722	2 040 000	7 038 635
pledged property		**723**	8 032 259	7 976 087
of which: fixed asset items		724	8 032 259	7 976 087
securities and other financial investments		725		
other property		726		
other		727	91 244	54 997

8. Government aid

Item description	Item code	Line code	For the reporting year	Over the same period previous year
1	1a	2	3	4
Received budget funding in the reporting year, total	910	**810**	1 727	5 478
including: Funds to finance capital expenses		811	1 727	5 478
Funds to finance current expenses		812		

Item description	Item code	Line code	At the reporting year start	Received over the reporting period	Returned over the reporting period	At the reporting period end
1	1a	2	3	4	5	6
Credits from the budget, total	920	**820**				
Funds to finance capital expenses		821				
Funds to finance current expenses		822				

Chief Executive ____________ S. V. Pridantsev
(signature) (name)

Chief Accountant ________ A. D. Kartashov
(signature) (name)

April 20, 2006

RECEIVED

EXPLANATORY NOTE
to the Financial Statements
of OJSC "CenterTelecom" for 2005

1. Table of contents

2. General

Joint-Stock Central Telecommunication Company, short name OJSC "CenterTelecom, Taxpayer identification number 5000000970, (hereinafter referred to as the Company) was registered by Order No.567-p of the Head of Moscow Region Administration dated 09.06.1994, State Registration Certificate No. 127 dated 20.06.1994.
The Company was reregistered with the Registration Chamber of the Moscow Region on 23.07.1997, Certificate on Legal Entity State Registration No. 50:10:00124.
The Company was registered with the Inspection of the Ministry of Taxation of the Russian Federation in Khimki, the Moscow Region, in the Unified State Register of Legal Entities on 01.11.2002 under basic state registration No.1025006174710 as per the Federal Law on State Registration of Legal Entities.

Certificate No. 001494534 dated 01.11.2002 on making an entry about registration of a legal entity registered before 01.07.2002 in the Unified State Register of Legal Entities.

The Company's registered office: 23, Proletarskaya St., Khimki, Moscow Region, 141400, Russian Federation.

The number of employees of the Company as of 31.12.2005 was 65,208 persons (67,432 employees as of 31.12.2004).

The Company's core activities include:

- Provision of local and interzone telephone communication services
- Provision of local, long-distance and international telephone communication services
- Leasing out of communication channels
- Provision of data transfer services
- Provision of telematics services
- Provision of telegraph communication services
- Provision of data transmission network services except of voice data transfer services
- Provision of voice data transfer services in communication networks
- Provision of sound program broadcasting services using wire broadcasting networks
- Provision of cellular radiotelephone communication services within 450 MHz range
- Provision of cellular radiotelephone communication services within 450 MHz range (as per IMT-MC technology)
- Provision of cellular radiotelephone communication services within 900 /1800 MHz range
- Provision of cellular radiotelephone communication services within 800 MHz range
- Provision of mobile radiotelephone services
- Provision of communication services for the purposes of on-air broadcasting
- Provision of television and sound program broadcasting services using cable TV networks
- Provision of over-the-air sound program broadcasting services
- Provision of over-the-air television program broadcasting services
- Provision of communication services for the purposes of cablecasting.

Information on the Registrar:
Full company name: ***United Registration Company Open Joint-Stock Company***
Contracted company name: **ORK JSC**
Name: ***United Registration Company Open Joint-Stock Company***
Location: ***70, Pyatnitskaya St., 113095 Moscow***
Mailing address: ***POB 162, 15a, Kalanchevskaya St., 107078 Moscow***
Telephone: ***(495) 933-42-21*** Fax: ***(495) 933-42-21***
E-mail: ork@ork-reestr.ru
Registrar's License for keeping of Security Holder Register No.: ***10-000-1-00314***
Issued on: 3***0.03.2004***
Valid till: ***undefined***
Issuing authority: ***Federal Securities Market Committee***
Date when the above Registrar started keeping the Register of Registered Securities of the issuer: ***13.12.2005***

Information on the auditor:
Name: **Ernst and Young LLC**
Location: Bldg. 1, 77, Sadovnicheskaya nab., 115035 Moscow
Mailing address: Bldg. 1, 77, Sadovnicheskaya nab., 115035 Moscow
Telephone: 7 (495) 705-9700
Fax: 7(495) 755-9701
E-mail: moscow@ru.ey.com
Information on the Auditor's license:
License No.: E002138
Date of issue: 30.09.2002
Valid for: 5 years
Issuing authority: the Ministry of Finance of the Russian Federation

Members of the Company's Board of Directors:

Chairman of the Board of Directors:

- **Yashin Valery Nikolaevich** – Director General of OAO Svyazinvest

Members of the Board of Directors:

- **Amaryan Ruben Andronikovich** – no information
- **Antoniuk Boris Dmitrievich** – Deputy Minister of Information Technologies and Communications of the Russian Federation
- **Beskorovainy Andrey Vladimirovich** – Deputy Head of the Federal Communications Agency
- **Degtyaryov Valery Victorovich** – Director General of *Professional Telecommunications* CJSC
- **Gribov Alexander Pavlovich** – Deputy Director General – Director on Information Technologies of OJSC "CenterTelecom"
- **Kiselev Alexander Nikolaevich** – Assistant Minister of Information Technologies and Communications of the Russian Federation
- **Kuznetsov Sergey Ivanovich** – First Deputy of the Director General of OAO Svyazinvest
- **Mazalov Ivan Nikolaevich** – Director of *Prosperity Capital Management* Company

- **Milovantsev Dmitry Alexandrovich –** Deputy Minister of Information Technologies and Communications of the Russian Federation
- **Finger Grigory Moiseevich –** CEO of the Moscow representative office of NCH Advisors., Inc.

The members of the Company's Management Board were approved by the Board of Directors on 6 March 2006.

Members of the Company's Management Board:

Chairman of the Management Board:

- **Pridantsev Sergey Vladimirovich** – Director General of OJSC "CenterTelecom"

Members of the Company's Management Board:

- **Lutsky Alexander Alexandrovich** – Deputy Director General – Financial Director of OJSC "CenterTelecom"
- **Kirillov Alexander Ivanovich** – Deputy Director General – Technical Director of OJSC "CenterTelecom"
- **Nazarov Sergey Victorovich** – Deputy Director General – Commercial Director of OJSC "CenterTelecom"
- **Karmanov Dmitry Valerievich** – Deputy Director General – HR Director of OJSC "CenterTelecom"
- **Kartashov Andrey Dmitrievich** – Chief Accountant of OJSC "CenterTelecom"
- **Gribov Alexander Pavlovich** – Deputy Director General – Director on Information Technologies of OJSC "CenterTelecom"
- **Savchenko Victor Dmitrievich** – CEO – Director of the Legal Department of OAO Svyazinvest
- **Zabuzova Elena Victorovna** – Director of the Economic Planning and Budgeting Department of OAO Svyazinvest.

Members of the Company's Audit Committee:

Chairman of the Audit Committee:

- **Belyaev Konstantin Vladimirovich –** Deputy Director General of OAO Svyazinvest

Members of the Audit Committee:

- **Bocharova Svetlana Nikolaevna –** Head of the division of the Accounting Department of OAO Svyazinvest
- **Veremiyanina Valentina Fyodorovna –** Deputy Director of the Department – Head of the division of the Legal Department of OAO Svyazinvest
- **Murashkin Yaroslav Yurievich –** Senior specialist of the Economic Planning and Budgeting Department of OAO Svyazinvest
- **Petrova Oksana Valerievna –** Deputy Head of the division of the Corporate Management Department of OAO Svyazinvest
- **Ponomaryov Ilia Valdimirovich –** Head of the division of the Economic Planning and Budgeting Department of OAO Svyazinvest
- **Sinadskaya Svetlana Pavlovna –** Deputy Director General of JSC Rostelecom.

3. Accounting Policy

This Financial Statement of the Company has been prepared on the basis of the following accounting policy.

Benchmarks of Annual Financial Statement Preparation

Company accounting is based on Federal Law No.129-ФЗ dated 21.11.1996 on Accounting (as amended on 23.07.1998, 28 March, 31 December 2002, 10 January, 28 May, 30 June 2003) and Regulation on Accounting and Financial Statements in the Russian Federation approved by Order No.34н of the Ministry of Finance of the Russian Federation on 29.07.1998 (as amended on 30.12.1999 and 24.03. 2000) and current accounting regulations. The Company's financial statements for the year of 2005 were prepared in compliance with the Law and Regulations specified above.

Foreign Currency Assets and Liabilities

Accounting of foreign currency business transactions applied the official exchange rate as of the date of transaction. Monetary assets and liabilities denominated in foreign currencies are calculated in the financial statements at the official exchange rates set by the Central Bank of the Russian Federation as of the reporting dates (RUR per unit of currency):

Currency	31.12.2004	31.12.2005
USD	27.7487	28.7825
Euro	37.8104	34.1850
100 JPY	26.7509	24.5291

Exchange rate differences that originated during the year regarding transactions with assets and liabilities and while their recalculation as of the reporting date are classified as profit and loss and are included in the Profit and Loss Statement as extraordinary income and expenses.

The ruble equivalent of foreign exchange balance as of the beginning of the year and foreign currency flow during the year in the Cash Flow Statement are calculated at the official exchange rate as of 31.12.2005, and the relatively comparable data are calculated at the official exchange rate as of 31.12.2004.

Short-Term and Long-Term Assets and Liabilities

Assets (liabilities) are qualified as short-term if their maturity (period of repayment) is 12 months or less after the reporting date. All other assets and liabilities are qualified as long-term.

Intangible Assets

Intangible assets include the trademark and exclusive rights to proprietary articles: patents for invention of useful models, computer programs and databases.

Intangible assets are shown in the statements at their initial cost less depreciation accumulated during the whole period of usage.

The initial cost of intangible assets acquired for goods (valuables) other than cash is the cost of transferred assets or assets subject to transfer. The latter was determined on the basis of the price that was usually used by the Company to calculate the cost of similar goods (valuables) under comparable conditions.

The cost of intangible assets is settled by charging of depreciation using the linear method during the determined useful life. The useful life is determined by a special committee and approved subject to the established procedure on the basis of the expected useful life when the Company expects to get economic benefits (income) from its usage.

Fixed assets

Fixed assets include buildings, constructions, equipment, vehicles, computers, office equipment, land plots, machines and other facilities with service life over 12 months and that are used either for provision of services and manufacture of products or for Company's management purposes, and are able to provide economic benefits.

Fixed assets are recorded at their initial cost.

The initial cost of fixed assets acquired for value is an amount of actual cost of acquisition, construction and manufacture net of the value added tax and other refunded taxes (except as provided for by the Russian Federation legislation).

The initial cost of fixed assets acquired in exchange for goods (valuables) other than cash is the cost of transferred assets or assets subject to transfer. The latter was determined on the basis of the price that was usually used by the Company to calculate the cost of similar goods (valuables) under comparable conditions.

Fixed assets are shown in the statements at their initial cost less depreciation accumulated during the whole period of usage.

Fixed assets include real property facilities accepted for operation and actually used before state registration of the title to these facilities.

Depreciation of fixed assets is calculated using the linear method according to norms calculated on the basis of the approved useful life:

Manufacturing buildings	-	7 – 100 years
Constructions and transfer mechanisms	-	7 – 59 years
Communication equipment	-	7 – 30 years
Vehicles	-	3,5 – 10 years
Computers and office equipment	-	4 – 12 years
Other facilities	-	2 – 16 years

Land plots and housing facilities were not depreciated.

Fixed asset objects with the cost per unit of 10,000 RUR or less, as well as books, booklets and other publications were written-off as manufacturing expenses (sales expenses) as they were delivered for production or operation using account 02 (Fixed Assets Depreciation).

All repair expenses are included in operating expenses during the reporting period. The reserve for the fixed assets repair costs to be incurred was not created.

The interest on credits and loans used to finance the acquisition (construction) of fixed assets facilities accrued before taking such facilities for account are included in their initial cost. The interest accrued after such fixed assets facilities were taken for account is included in the Profit and Loss Statement as operating expenses.

Depreciation of fixed assets received under financial lease agreements and included in the fixed assets of the Company is calculated using the linear method based on the approved useful life set as equal to the term of the lease agreement.

Financial Investments

Financial investments that are not subject to current market value determination are included in the Balance Sheet at their initial cost.

The initial cost of financial investments:

- Acquired for value is determined as the amount of the Company's actual expenses for their acquisition
- Acquired under agreements that provide for execution of obligations (payment) with non-monetary assets is determined as the cost of assets transferred to the Company
- As investments in the capital of affiliated, associated and other companies is the money value agreed upon by the shareholders (members) of these companies.

Financial investments that demonstrated stable and considerable decrease in value as of the end of 2005 are included in the balance less the reserve for depreciation of financial investments. The reserve amount is classified as increase in operating expenses.

Financial investments that are used by the trade institutor on the securities market to determine the current market value subject to established procedure are shown in the statements at their current market value as of 31.12.2005 by means of adjustment of their evaluation. The adjustment amount is classified as increase in operating expenses (income).

Subject to sale or other disposal of securities that are not used to determine the current market value, disposed issued securities were evaluated according to the "first in first out" (FIFO) method, and non-monetary securities were evaluated by the actual cost of each security.

Stocks

Stocks (raw materials, materials, goods) are recorded at their book price that means:

- For stocks acquired for value – the supplier's price as per the supply contract (purchase-and-sale contract)
- When stocks are manufactured by the company itself – the amount of actual costs related to their manufacture
- When stocks are received under a deed of gift (free of charge) and left after disposition of fixed assets and other property – the current market value as of the date of taking onto the books
- When stocks are received under contracts providing for performance of obligations (payment) with non-monetary assets – the cost of assets that are transferred or subject to transfer by the Company.

Ordering and other costs related to material conditioning for them to be used are recorded on account 16 (Deviations in the cost of materials).

Goods at retail are recorded on account 41.02 and shown at their sale prices.

Stocks (except for precious metals) disposed of are evaluated using the average cost method.

Precious metals are written-off at the cost of each unit.

Deferred Expenses

Expenses incurred by the Company within the reporting year that are related to future periods of account are shown as deferred expenses. These expenses are written-off evenly according to their appropriation during the periods that they refer to.

Deferred expenses related to acquisition and implementation of software products and data bases that are subject to writing-off in more than 12 months after the reporting date are shown in the Balance Sheet as other non-current assets.

Receivables from Buyers and Customers

Receivables from buyers and customers are shown VAT included that is paid to the budget after receiving payments under accounts receivable and are determined based on prices set in the contracts between the Company and its buyers (customers) taking into account all discounts (extra charges). Bad debts were written-off the balance as soon as they were recognized as such.

Receivables from buyers for sold services, work, goods, products, fixed assets, stock and other property, outstanding and not secured with respective guarantees are shown less provision for doubtful debts.

The reserve amount is determined separately for each debt on the basis of stock-taking inventory and depending on the debtor's solvency and debt recovery probability.

As it is not possible to analyze each doubtful debt individually due to a large amount of subscribers, the reserve is generated as 100 percent of the amount of all outstanding debts for communication services, where there is a 90 or more day delay in payment as of the date of reserve generation. No reserve is generated for debts with less than 90 day delay in payment.

Provision for doubtful debts is classified as increase in operating expenses.

Additional and Reserve Capital

Additional capital is formed from the increase in value of fixed assets that is determined at revaluation.

The Company creates reserve capital to cover its losses, retire bonds and repurchase Company's shares. The reserve capital is formed from the net profit of the Company.

Dividends payable are recognized as liabilities and deducted from retained profit as of the reporting date, if they are announced before the reporting date (inclusively). Dividends payable that are announced after the reporting date are shown in the statements as events after the reporting date.

Obtained Credits and Loans

The Company transfers long-term indebtedness under the obtained credits and loans in short-term indebtedness when there are 365 days before repayment of the principal under the loan agreement.

The Company recalculates the costs of credits and loans expressed in foreign currency and/or conventional units on every reporting date. The differences as a result of recalculation are shown as extraordinary expenses.

Additional expenses related to obtaining credits or loans include expenses related to:

- Provision of legal and consultancy services to the Company
- Carrying out expert examinations
- Consumption of communication services
- Other expenses that are directly related to raising of loans in monetary form.

Additional expenses related to obtaining of loans and credits, placement of debt obligations are recognized as the expenses of the period when they were incurred.

Interests on obtained credits (loans) are accrued on a monthly basis according to the procedure established in an agreement.

The sum of discount due to the payee of bill regarding loans received in monetary form and attracted by issuing of own Company bills is qualified as deferred expenses with its further writing-off to operation expenses monthly and in equal shares during the bill maturity.

The sum of discount regarding loans received in monetary form and attracted by issuing of Company bonds in case of sales of issued bonds at the price other than their nominal value (with the discount) is qualified as deferred expenses with its further writing-off to operation expenses monthly and in equal shares during the bond maturity.

Profit Tax Settlements

The Company calculates and shows deferred profit tax assets and liabilities that are repayable during future reporting periods.

The deferred tax assets and liabilities are calculated in respect of temporary differences that correspond to income and expenses forming accounting profit (loss) within one reporting period, and the taxable base for the profit tax – within other reporting periods.

The deferred tax assets are a part of the deferred profit tax that is to decrease the profit tax due to the budget in the next reporting periods. They are determined by applying a profit tax rate set by the Russian Federation legislation on taxes and duties to the deductible temporary difference of the reporting period.

The deferred tax liabilities are a part of the deferred profit tax that is to result in increase in the profit tax due to the budget in the next reporting periods. They are determined by applying a profit tax rate set by the Russian Federation legislation on taxes and duties to the taxable temporary differences of the reporting period.

The current profit tax is the tax for the purposes of taxation calculated as per the requirements of Chapter 25 of the Tax Code of the Russian Federation and determined in the book records on the basis of the contingent profit tax amount adjusted for the amounts of permanent tax assets and liabilities as well as the deferred tax assets and liabilities of the reporting period.

The current profit tax is recognized in the statements as an obligation to the budget that is equal to unpaid profit tax amount.

Contingent expenditure (income) under the profit tax is calculated as accounting profit (loss) multiplied by the profit tax rate set by the Russian Federation legislation on taxes and duties.

Overpaid amounts of profit tax to the budgets of the Russian Federation constituent entities and local territorial budgets are included in accounts receivable.

Revenue Recognition

Company income is divided into income from ordinary activities and other income (operating, non-operating and extraordinary income).

Product and service proceeds are recognized on an accrual basis, i.e. as soon as the services are provided and are shown in the books less the value added tax and discounts granted to the buyers.

Product proceeds subject to exchange of commodities (barter) are determined by the cost of valuables received or due to the Company, that is calculated on the basis of prices used to determine the cost of similar valuables in comparable conditions.

Income from leasing of Company's property is classified as income from ordinary activities.

Dividends included in other income are recognized as announced.

Expenses Recognition

Expenses are divided into expenses on ordinary activities and other expenses (operating, non-operating and extraordinary expenses) depending on their character and types of activities.

Expenses on ordinary activities are calculated in monetary form and are equal to the payment amount in monetary form or in another form or to the amount of accounts payable.

The Company calculates the total production cost of services rendered, work executed, products sold including administrative and business expenses.

Government Assistance

Budgetary funds received on account of government assistance (subventions, donations) are recognized as soon as monetary assets and resources other than monetary assets are actually received, and included in the Balance Sheet as deferred income.

Target Financing

Target financing funds are recognized as soon as monetary assets and resources other than monetary assets are actually received, and included in the Balance Sheet as deferred income.

Reserves for Costs to Be Incurred

The Company creates a reserve for costs to be incurred as a result of payment of compensations for the annual performance.

Expenses of reserve creation are classified as ordinary activity expenses, increase of the initial cost of fixed assets facilities construction as well as non-operating expenses depending on the type of activity that the employees accounted in calculation of reserves for costs to be incurred are engaged in.

Retirement Insurance Expenses

Social deductions are made by way of payment of the unified social tax calculated by the Company at the regressive rate (from 26% to 25.01%) applied to the salary and other employee benefits. The Company distributes the amount of the unified social tax among three social funds (the State Pension Fund, the Social Insurance Fund and the Health Insurance Fund), at that deductions to the Pension Fund constitute from 20% to 19.27% depending on the annual amount a payments and remunerations regarding each employee. These contributions are classified as current expenses as soon as they are accrued.

The Company participates in the Program of one-time material assistance payments within the amounts of official salaries of Company's employees in case of their retirement. This Program covers most of the Company's employees and does not provide for any special funds. Payment amounts depend on the length of service before retirement.

The Company also participates in the Pension Program within the framework of non-state retirement insurance. Contribution amounts are determined on the annual basis and are classified as expenses as soon as they are incurred. See Section 12 of this Explanatory Note.

Inventory of property and liabilities is performed:

- Fixed assets – at least once in two years as of 31 October of the reporting year
- Intangible assets – annually as of 30 November of the reporting year
- Capital construction in progress and other capital investments – annually as of 31 October of the reporting year
- Raw materials, materials, equipment for installation, semi-finished products, goods, finished goods in stock – annually as of 31 October of the reporting year
- Precious metals – twice a year
- Work in progress – quarterly as of the end of the quarter
- Deferred income and expenses – annually as of 31 December of the reporting year
- Monetary assets on bank accounts – annually as of 31 December of the reporting year
- Cash on hand – at least once a quarter
- Long-term financial investments – annually as of 31 December of the reporting year
- Short-term financial investments, financial documents – quarterly as of the end of the quarter
- Receivables and provision for doubtful debts – quarterly as of the end of the quarter
- Accounts payable (to communication operators) – quarterly as of the end of the quarter, with other creditors – once a year as of 31 December of the reporting year

- Payment of taxes and obligatory deductions into the budget and extra-budgetary funds – at least once a year
- Target financing settlements – annually as of 31 December of the reporting year
- Intra-organizational settlements – at least once a quarter
- Settlements with employees, advance holders – annually as of 31 December of the reporting year.

Changes in the Accounting Policy in 2005

In 2005 there were no changes in the accounting policy that could have considerable influence on the financial statements.

Changes in the Accounting Policy in 2006

In 2006 there were no changes in the accounting policy that could have considerable influence on the financial statements.

4. Comparative Data

Comparative data in the Financial Statements of the Company for 2005 are formed by adjusting of final statements for 2004 for it to be brought in balance with the indicators of financial statements for 2005.

Changes of the Opening Balance Sheet as of 01.01.2005

Line Code	Value as of 31.12.2004	Value as of 01.01.2005	Deviations	Comments
145	171,699	171,703	4	Deferred income is shown as an incoming balance
150	3,054,998	3,095,013	40,015	Deferred expenses are transferred from line 216 amounting to 1,126 thousand RUR, from line 232 – amounting to 25,400 thousand RUR, from line 242 – 13,489 thousand RUR.
190	**37,089,474**	**37,129,493**	**40,019**	**Section total**
210	1,086,032	1,084,906	(1,126)	Deferred expenses are transferred to line 150
216	418,444	417,318	(1,126)	Deferred expenses are transferred to line 150
230	49,711	24,723	(24,988)	Changes in the Common Chart of Accounts from 01.01.2005, acc.73.04.02
232	25,400	0	(25,400)	Transferred to line 150
233	24,311	24,723	412	Changes in the Common Plan of Accounts from 01.01.2005, acc. 73.04.02 is transferred from line 243
240	2,843,956	2,647,747	(196,209)	Changes in the Common Plan of Accounts from 01.01.2005, acc. 73.04.02 is transferred to line 233 (-411 thousand RUR), 1,354 thousand RUR are transferred from acc. 58 to acc. 76 as per RAS 19/01, and the incoming profit tax balance is folded up (-183,663 thousand RUR)
242	211,178	197,701	(13,477)	Changes in the Common Plan of Accounts, land lease balance is transferred to acc. 60.29.03, 12 thousand RUR are transferred from line 243 to line 242, and 13,489 thousand RUR are transferred to line 150.
243	863,073	680,341	(182,732)	Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02, land lease balance is transferred to acc. 60.29.03, transferred to line 233 and 242 (-423 thousand RUR), 1,354 thousand RUR are transferred from acc. 58 to acc. 76 as per RAS 19/01 and the incoming profit tax balance is folded up (-183,663 thousand RUR)
250	2,678	1,324	(1,354)	1,354 thousand RUR are transferred to acc.243 (from acc.58 to acc.76) as per RAS 19/01
290	**7,430,287**	**7,206,610**	**(223,677)**	**Section total**
300	**44,519,761**	**44,336,103**	**(183,658)**	**Total**
460	7,725,851	8,123,566	397,715	profit of the year of 2004 is transferred to the retained profit of past years amounting to 397,711 thousand RUR, and deferred income is shown as incoming balance (4 thousand RUR).
470	397,711	x	(397,711)	Income of the year of 2004 is transferred to the retained profit of past years

Comparative Data

Line Code	Value as of 31.12.2004	Value as of 01.01.2005	Deviations	Comments
490	**15,113,943**	**15,113,947**	**4**	**Section total**
520	3,351,447	3,351,612	165	Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02., transferred from line 626
590	**16,170,434**	**16,170,599**	**165**	**Section total**
620	6,156,059	5,972,048	(184,011)	Changes in the Common Plan of Accounts from 01.01.2005 acc.73.04.02 (165 thousand RUR), dividends, data is transferred to line 520 and 630 (183 thousand RUR), the incoming profit tax balance is folded up (183 663 thousand RUR).
621	4,169,385	4,169,401	16	Land lease balance is transferred from 68.06.00, transferred from line 625
623	14,028	13,844	(184)	Dividends are transferred to line 630
625	745,128	561,450	(183,678)	Land lease balance is transferred from 68.06.00, transferred to line 621 (15 thousand RUR), the incoming profit tax balance is folded up (183663 thousand RUR)
626	816,339	816,174	(165)	Changes in the Common Plan of Accounts from 01.01.2005 acc. 73.04.02, land lease balance is transferred to acc. 60.29.03, transferred to line 520
630	20,382	20,566	184	Dividends are transferred from line 623
690	**13,235,384**	**13,051,557**	**(183,827)**	**Section total**
700	**44,519,761**	**44,336,103**	**(183,658)**	**Total**

Increase of the balance-sheet total by 5 thousand RUR is a result of showing of incoming balance of deferred tax assets related to deferred income.

Changes of comparative information for 2004 in the Profit and Loss Statement

Line code	Box 3 f. 2 for 2004	Box 3 f. 2 for 2005	Deviations	Notes
090	567,451	564,887	(2,564)	Changes due to data reduction for the purposes of comparability (cutting of the reserve for depreciation of financial investments)
100	2,202,303	2,199,738	(2,564)	Changes due to data reduction for the purposes of comparability (cutting of the reserve for depreciation of financial investments)

(unless otherwise provided all amounts are given in thousand

5. Balance Sheet Structure Analysis and Evaluation and Earning Record

Balance Sheet Structure Analysis and Evaluation

As of 31.12.2005 the balance sheet structure was as follows:

	01.01.2005	31.12.2005
Cash ratio	0.11	0.05
Working capital ratio	0.55	0.31
Own current capital ratio	-3.05	-3.87
Profitability of sales	21.08%	22.99%

Cash ratio is calculated as a ratio of cash assets (balance sheet account 260) and short-term financial investments (balance sheet account 250) to short-term liabilities (balance sheet account 690).

Working capital ratio is calculated as a ratio of current assets (balance sheet account 290) to the amount of short-term liabilities (balance sheet account 690).

Own current capital ratio is calculated as a ratio of own current capital (balance sheet account 490 less account 190) to the total current assets (balance sheet account 290).

Profitability of sales is calculated as a ratio of profit from sales (account 050 of the Profit and Loss Statement) to the sales proceeds (account 010 of the Profit and Loss Statement).

As of 31.12.2005 the Company's short-term liabilities (19,641,530 thousand RUR) overbalance its current assets (6,075,436 thousand RUR), the difference is 13,566,094 thousand RUR.

The main factors that influenced the growth of short-term liabilities in 2005 included conversion of indebtedness under bonds of series 03 and 04 from long-term liabilities to short-term liabilities, and the credit policy of the Company in 2005 financial year aimed at decreasing of the cost of the attracted credit resources and therefore attraction of a considerable part of short-term credit resources that had an adverse effect on the current Company's liquidity.

As described in Note 13 within the period following the reporting date tax authorities completed their audit of the Company's activities in 2002 and 2003. The amount of additionally charged taxes, fines and penalties constituted about 2,400,000 thousand RUR. If the claim amount remains unchanged in the final decision of tax authorities, they can oblige the Company to pay the additionally charged taxes, fines, and penalties immediately and in full.

Striving to improve its current liquidity the Company plans to abandon short-term borrowings in 2006. In 2006 the Company also plans to decrease its investment activities.

For the purpose of refinancing of obligations to be repaid in 2006 the Company plans to raise long-term credits in the form of a bond loan of 3,000,000 thousand RUR for the period of 5 years, a syndicated loan of up to 5,500,000 thousand RUR for the period of 4 years, credit facilities of up to 11,500,000 thousand RUR, and to apply its own equity. On that ground the Company Management

(unless otherwise provided all amounts are given in thousand RUR)
considers that the volume of money from operating activities, executed loan agreements, and floated bond issue will be sufficient to repay the debt due in 2006 as required.

These measures will enable the Company to increase the working capital ratio to 0.71 as of the end of 2006 as compared to 0.31 as of the end of 2005.

Earning Record for 2005

Type of activity	Proceeds (Line 010 Form 2)		Production cost (Line 020 Form 2)		Profit (Line 050 Form 2)		Earning record Δ,%
	2005	2004	2005	2004	2005	2004	
Communication services	27,184,083	24,603,464	(21,068,896)	(19,502,349)	6,115,187	5,101,114	119.9%
Other	409,527	359,652	(179,607)	(199,759)	229,920	159,894	143.8%
TOTAL:	**27,593,610**	**24,963,116**	**(21,248,503)**	**(19,702,108)**	**6,345,107**	**5,261,008**	**120.6%**

According to the results of 2005 there is an increase in profit on sales, namely by 20.6 % as compared to 2004.

The main factors that influenced the increase of profit on sales include:
- Gain in earnings regarding local communications due to the growth of rates for local telephone connections
- Gain in earnings from communication services due to increase in the volume of essential local communication services, new services and services rendered to communications operators.

(unless otherwise provided, all amounts are given in thousand RUR)

6. Notes to Essential Balance Sheet Accounts

6.1. **Fixed Assets** (Balance Sheet account 120)

Change of the cost of fixed assets:

	2005	2004
Increase in the cost of fixed assets, total	**6,409,467**	**9,225,236**
including due to:		
Acquisition of new facilities	1,093,318	2,475,928
Construction of new facilities	4,504,247	4,932,876
Upgrading and reconstruction of operating facilities (completion, installation of additional equipment)	413,870	1,328,197
Acquisition free of charge	73,643	22,767
Other receipts, total	324,389	465,468
including:		
From inventory taking	30,295	411,258
Receipt of off-balance leasing equipment	248,201	54,210
Other	45,893	0
Decrease (disposal) in the cost of fixed assets, total	**(357,144)**	**(163,857)**
including due to:		
Disposal of fixed assets	(35,133)	(43,147)
Writing-off of fixed assets	(241,289)	(86,076)
Reconstruction (partial liquidation) of fixed assets	(3,133)	(2,096)
Other disposal	(77,589)	(32,538)
Change of depreciation, total	**(3,488,060)**	**(2,718,918)**
Accumulated depreciation for the period	(3,793,829)	(2,817,728)
Depreciation of sold facilities	28,916	22,036
Depreciation of written-off facilities	219,268	75,912
Depreciation of other disposed facilities	57,585	862
Total change of the cost of fixed assets	**2,564,263**	**6,342,461**

The principal share in increase in the cost of fixed assets is acquired new facilities (property for industrial purposes) – 17.1% and new constructed facilities (communication lines, constructions) – 70.3%.

The initial cost of fixed assets with 100% accumulated depreciation (used up fixed assets) that are still in operation is 5,891,527 thousand RUR as of 31.12.2005 (5,267,834 thousand RUR as of 31.12.2004).

Fixed Assets Received under Lease Contracts

As of 31.12.2005 the Company concluded 251 financial lease contracts for the lease of switches and other communication network equipment and motor transport. The lease periods are from 26 to 60 months.

(unless otherwise provided, all amounts are given in thousand RUR)

The cost of fixed assets received under lease contracts:

	As of 01.01.2005	As of 31.12.2005
Fixed assets on the Company's balance:		
- Initial cost of fixed assets	4,363,914	5,353,536
- Accumulated depreciation of fixed assets	(893,009)	(1,855,960)
- Balance-sheet value of fixed assets	3,470,905	3,497,576
Fixed assets on the lessor's balance:		
- Contract value of fixed assets	725,203	478,543

As stated in Section 3 hereof, the useful service life of fixed assets facilities received under financial lease contracts is understood as equal to term of the lease contract. This approach is determined on the basis of provisions of the regulatory documents of the Russian accounting legislation as well as legal restrictions typical for lease contracts.
In 2006 the Company Management plans to change the approach to determination of the useful service life of fixed assets reacquired under financial lease contracts. Changes in the approach suppose that the useful service life of the above fixed assets will be determined, first of all, on the basis of anticipated productivity and facility operating conditions.
The Management considers that changes in the system of criteria used for such evaluations as stated above will enable more exact determination of fixed assets useful service life.

Amounts of lease payments to be made:

Due date	Payment amount, total	including:	
		Regarding fixed assets on the Company's balance (included in liabilities under accounts 520 and 620 of the Balance Sheet)	Regarding fixed assets on the lessor's balance (not included in liabilities)
2006	1,397,786	1,374,285	23,501
2007 - 2011	2,450,274	2,440,999	9,275
TOTAL:	**3,848,060**	**3,815,284**	**32,776**

6.2. Capital Investments (Balance Sheet account 130)

	As of 01.01.2005	As of 31.12.2005
Investments in non-current assets, total:	2,523,846	1,735,278
including: Construction, upgrading and reconstruction of fixed assets facilities	2,426,991	1,657,927
Acquisition of fixed assets under lease contracts	81,976	62,425
Acquisition of separate facilities of fixed assets	10,221	9,889
Capital investments in leased fixed assets facilities	3,872	3,000
R&D in progress	239	739
Other	547	1,298

(unless otherwise provided, all amounts are given in thousand RUR)

Equipment for installation	632,819	293,734
TOTAL:	**3,156,665**	**2,029,012**

The Company is constructing and reconstructing 1009 investment projects. In 2005 the volume of investments constituted 4,978,876 thousand RUR, including:
- non-current assets acquired free of charge – 62,241 thousand RUR
- acquired FA with the cost less than 10 thousand RUR – 108 090 thousand RUR
The cost of fixed assets put in operation is 6,085,078 thousand RUR, including:
- with the cost of less than 10 thousand RUR – 116 631 thousand RUR
- sold - 249 thousand RUR
- transferred free of charge – 4 757 thousand RUR
- written-off as loss – 446 thousand RUR.

6.3. Financial Investments (Balance Sheet account 140 and 250)

Section 4 of Form 5 of Appendix to the Balance Sheet gives information on the cost of financial investments by their types.

Investments in authorized capitals of affiliated, associated and other companies (Accounts 141, 142, 143 of the Balance Sheet)

Principal investments of the Company in authorized capitals of affiliated, associated and other companies:

Company	Type of activity	Cost of investments as of 31.12.2005	Share in the authorized capital, %	Voting shares, %
Affiliated Companies				
- JSC RTN	Telephony, data transfer services, telematics services, lease of communication channels, system integration	1,449,085	100	100
- CJSC ATS	Telephony, data transfer services, telematics services	150,514	100	100
- Tver-Telecom Ltd.	Provision of local telephone communication services, provision of data transfer services, telematics services	17,247	85	85
- CJSC "Vladimir Teleservice"	Internet services, IP telephony	2,948	100	100
- MobilCom Ltd.	Mobile radiotelephone service of MRT-1327, ST-11 standards	2,250	100	100
Company	**Type of activity**	**Cost of investments as of 31.12.2005**	**Share in the authorized capital, %**	**Voting shares, %**
- Telecom-Stroy Ltd.	Technical maintenance of utility systems, boiler work, civil work, cleaning	511	100	100

(unless otherwise provided, all amounts are given in thousand RUR)

- CJSC "Telecom of Ryazan Region"	Switching services for subscribers of Ryazan branch of OJSC "CenterTelecom" for long-distance and international communication	486	50.9	50.9
- Telecom-Terminal Ltd.	Sale and repair of terminal devices	260	100	100
- CJSC Teleport-Ivanovo	Sale of communications facilities, services of data transfer networks, cellular communication	151	100	100
- Vladimirsky Taxophon Ltd.	Provision of local, long-distance and international communication services via multipurpose card payphones	92	51	51
- CJSC "CenterTelecomService"	Provision of local, long-distance and international communication services, data transfer services, channel lease services	75	74.9	74.9
-Vlad-Page Ltd.	Personal radio paging services	41	75	75
- Svyaz-Service-Irga Ltd.	Design and laying, installation of basic communication equipment; communication equipment commissioning; trading, intermediary and sales activities. Repair of equipment and facilities.	16	70	70
Reserve for devaluation		(19,539)		
Total	-	**1,604,137**		
Associated companies				
- CJSC IC COSTARS	Life insurance for employees of telecommunication industry	2,815	28	28
- CJSC "TeleRoss-Voronezh"	Letting of communication equipment on lease	585	50	50
- JSC "Rinfotels Telecommunication Company"	Data transfer services via X25, X28, Frame Relay, TCP/IP, Internet, telephony	25	26	26
Reserve for depreciation		(585)		
Total		**2,840**		

Company	Type of activity	Cost of investments as of 31.12.2005	Share in the authorized capital, %	Voting shares, %
Financial investments in other organizations				
- JSC Svyazintek	Billing system development	20,604	18	18
- JSC Krugozor Health Resort	Sanatorium-resort services	2,009	2.47	2.47
- OJSC "Sviaz-Bank Interregional Commercial Bank of communication and informatics development"	Bank transactions	1,797	1.28	1.28
- Tulsky Promyshlennik CB OJSC	Bank transactions	588	0.8	0.8

(unless otherwise provided, all amounts are given in thousand RUR)

- Shuisk Oil Extraction Plant OJSC	Manufacture of food products	560	0.2	0.2
- CJSC Oskoltelecom	Cable television services	471	12.41	12.41
- Link-Bank CB OJSC	Bank transactions	300	4.9	4.9
- JSC Komset	Cable television services	155	5.17	5.17
- Teleservice OJSC	Cable television services	72	6.6	6.6
- NTTs KOMSET CJSC	R&D	35	11.09	11.09
- Lipetscombank Social Development and Construction Bank OJSC	Bank transactions	21	0.0072	0.0072
- CJSC STARTCOM	R&D	18	3.7	3.7
- Optimum-svyaz CJSC	Sale of accessories to mobile telephones	10	10	10
- Comincom – Chernozemie CJSC	Development and operation of dedicated telecommunication networks	5	0.06	0.06
- IC Informsvyaz Chernozemiye CJSC	Data transfer services: IP-telephony, access to Internet, digital communication channels	4	4	4
- Belgorodpromstroybank OJSC	Bank transactions	2	0.017	0.017
- Prio-Vneshtorgbank OJSC	Bank transactions	0.7	0.002	0.002
- Cellular Communications of Chermozemie CJSC	Cellular communications, NMT-450 Standard	0.051	0.076	0.076
Reserve for devaluation		(1,290)		
Total		**25,362**		
TOTAL: (total of Balance Sheet accounts 141, 142, 143)		**1,632,339**		

Income from dividends on long-term financial investments is shown in account "Income from participation in other organizations" in the Profit and Loss Statement and amounts to 6,163 thousand RUR (in 2004 - 682 thousand RUR).

As per Resolution of the Board of Directors

- No. 18 dated 24.12.2004 in January 2005 the Company purchased 3.004 % of shares of CJSC "CenterTelecomService" of the Moscow Region (3,004 ordinary shares) for 2,479 thousand RUR and in February 2005 the Company purchased 45.996 % of shares of JSC "CenterTelecomService" of the Moscow Region (45,996 ordinary shares) for 5,483 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in January and February 2005
- No. 41 dated 10.06.2004 in May 2005 the Company purchased 0.381 % of shares of Aerocom OJSC (8,000 ordinary shares) for 991 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in May 2005
- No. 21 dated 09.02.2005 in April 2005 the Company purchased 18.00 % shares of Svyazintek OJSC (2,700 ordinary shares) for 27 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in April 2005
- No.4 dated 15.08.2005 the Company changed the amount of its shares in Svyazintek OJSC by purchasing of ordinary shares additionally issued by Svyazintek OJSC (2,057,652 ordinary shares)

(unless otherwise provided, all amounts are given in thousand RUR)

for 20,577 thousand RUR. Entries in the Shareholder Registers that prove the transfer of shares were made in September 2005
- No. 41 dated 10.06.2004 in November 2005 the Company purchased 100.00% of shares of ATS CJSC (840 ordinary shares) for 150,514 thousand RUR. Entry on custody account that proves the transfer of shares was made in November 2005.

In April 2005 the Company and Almera YuG Ltd. concluded a contract for purchasing of shares of Ivanovo Margarine Factory OJSC owned by the Company. The cost of disposed shares in the amount of 407 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 325 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In June 2005 the Company sold its shares of the Savings Bank of the Russian Federation, Rostelecom OJSC, Vozrozhdeniye Bank OJSC, Ryazan Oil Refinery OJSC under the Agreement with Anton Ltd.:

- The cost of disposed shares of the Savings Bank of the Russian Federation of 5,870 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 8,025 thousand RUR and is shown in account 090 of the Profit and Loss Statement
- The cost of disposed shares of Rostelecom OJSC of 106 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 119 thousand RUR and is shown in account 090 of the Profit and Loss Statement
- The cost of disposed shares of Vozrozhdeniye Bank OJSC of 2 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 1 thousand RUR and is shown in account 090 of the Profit and Loss Statement
- The cost of disposed shares of Ryazan Oil Refinery OJSC of 3 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 120 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In July 2005 the Company and CJSC “Voronezh Regional Agency for Small and Medium Business Support” concluded an agreement for selling of shares of CJSC “Voronezh Regional Agency for Small and Medium Business Support” owned by the Company. The cost of disposed shares of 5 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 7 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In October 2005 the Company and Mamzurin M.V. concluded an agreement for selling of shares of Kurskprombank OJSC owned by the Company. The cost of disposed shares of 3 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement. The return on sales constituted 7 thousand RUR and is shown in account 090 of the Profit and Loss Statement.

In August 2005 the Company wrote-off 25% of its share in the Authorized capital of Tranksvyaz Ltd as a result of its liquidation on the grounds of the Certificate of Making an Entry in the Unified State Register of Legal Entities. The cost of the disposed share of 25 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement.

(unless otherwise provided, all amounts are given in thousand RUR)

In August 2005 the Company wrote-off its shares of Incombank Joint-Stock Bank as a result of its liquidation on the grounds of the Certificate of Making an Entry in the Unified State Register of Legal Entities. The cost of disposed shares of 88 thousand RUR is included in operating expenses and shown in account 100 of the Profit and Loss Statement.

As per Resolution of the Board of Directors No. 36 dated 29.06.2005 JSC RTN was reorganized by takeover of CJSC "CenterTelecomService of the Moscow Region" and JSC Aerocom and the Agreement of takeover of CJSC "CenterTelecomService of the Moscow Region" by JSC RTN] and the Agreement of takeover of JSC Aerocom by JSC RTN were approved.

Investments under Ordinary Partnership Agreements

Line 144 of financial investments shows Company investments in joint activities with Topsnabinvest Ltd. and Bowling-Centre Ltd. (Ivanovo) as ordinary partnership of 6,491 thousand RUR that is 30 % of interest in the ordinary partnership. Joint activities comprise provision of radiotelephone services of CDMA Standard. Agreement No. 79/98 was concluded on 29.11.2002 for the term of 8 years.

Expenses incurred by the Company in 2005 under the Agreement constituted 3,087 thousand RUR, and the revenue under the Agreement constituted 3,580 thousand RUR.

Profits under the Ordinary Partnership Agreement are distributed among the partners on a quarterly basis in proportion to their share of participation. In 2005 the Company's profit from joint activities with Topsnabinvest Ltd. and Bowling-Centre Ltd. constituted 493 thousand RUR (in 2004 – 2,589 thousand RUR) that is included in operating income /expenses of the Company.

Line 144 of financial investments shows Company investments in joint activities with Center Private Security Service Ltd. and Obereg Private Security Service Ltd. (Kostroma) as ordinary partnership of 218 thousand RUR, that is 1/3 of interest in the ordinary partnership. Joint activities comprise usage of the Central Object Monitoring Station. The Agreement was concluded on 23.06.2003 and its term is unlimited.

Other financial investments include promissory notes of Voronezh JSB of 163 thousand RUR. No reserve for devaluation of promissory notes was created as these investments are stable.

Short-term Financial Investments

As per Resolution No. 14 of the Board of Directors dated 27.12.2005 the Company ceased its participation in CJSC "Belgorod Cellular Communication", CJSC "Smolensk Cellular Networks" and CJSC "Lipetsk Mobile" by selling the shares of the above companies, therefore the balance-sheet value of the above shares of 4,200 thousand RUR is transferred from long-term financial investments to short-term financial investments and is shown in line 250 "Short-term Financial Investments" as of 31.12.2005.

(unless otherwise provided, all amounts are given in thousand RUR)

Information on the Reserves for Depreciation of Financial Investments in 2005

Financial Investments	Reserve as of 01.01.2005	Reserve created in 2005	Reserve used in 2005*	Reserve reestablished in 2005**	Reserve as of 31.12.2005
Reserve, total	**5,509**	**20,083**	**(327)**	**(3,851)**	**21,414**
Including:					
Investment in Vlad-Page MC Ltd.	41				41
Shares of CJSC IC Costars	2,815			(2,815)	
Investment in Transsvyaz MC Ltd.	25		(25)		
Shares of Krugozor Health Resort OJSC	1,656			(366)	1,290
Sviaz-Bank JSB OJSC	620			(620)	
Shares of Ivanovo Margarine Factory OJSC»	214		(214)		
Shares of Incombank CB OJSC	88		(88)		
Loan of Skat-69 Ltd.	50			(50)	
Investment in MobilCom MC Ltd.		2,250			2,250
TverTelecom MC Ltd.		17,247			17,247
CJSC TeleTrans-Voronezh		585			585
Shares of Optimum-Svyaz CJSC		1			1

*Investment in Transsvyaz MC Ltd. and the cost of shares of Incombank CB OJSC were written-off on the grounds of liquidation of these organizations, the shares of Ivanovo Margarine Factory OJSC were sold.

**The Company reestablished the reserve for depreciation of shares of CJSC "Costars Insurance Company" that returned its license on the grounds of the decision of the Moscow Arbitration Court, which was revoked by the Federal Service for Insurance Supervision (FSSN) on account of insufficiency of its authorized capital. The Company reestablished the reserve for depreciation of shares of Svyaz-Bank JSCB OJSC and Krugozor Health Resort OJSC according to the assessment results (appraiser – PFK LLC). The Company also reestablished the reserve for Skat-69 Ltd. as the amount of indebtedness was included in other debtors due to the fact that the loan is interest-free.

6.4. Deferred Tax Assets (Balance Sheet account 145)

Flow of deferred tax assets in 2005:

Balance as of 01.01.2005	171,703
Created within the reporting period on the basis of deductible temporary differences	61,549
Redeemed to decrease tax payments	(8,956)
Balance as of 31.12.2005	**224,296**

6.5. Other Non-Current Assets (Balance Sheet account 150)

Indicator	As of 01.01.2005	As of 31.12.2005
Deferred expenses for acquisition of software products and data bases	2,091,367	2,792,553

(unless otherwise provided, all amounts are given in thousand RUR)

Advances paid on account of settlements related to acquisition and creation of non-current assets	1,003,644	633,082
Other	2	
TOTAL:	**3,095,013**	**3,425,635**

Oracle E-Business Suite Software

Deferred expenses for acquisition of software products and data bases include Company's expenses to purchase and implement Enterprise management software - Oracle E-Business Suite (hereinafter referred to as OEBS):

Indicator	As of 01.01.2005	As of 31.12.2005
Cost of licenses of Oracle E-Business	919,517	919,517
Implementation costs	128,754	294,585
TOTAL:	**1,048,271**	**1,214,102**

In 2005 the Company did not write-off any expenses for purchasing and implementation of OEBS software to current expenses.

Costs of acquisition and implementation of Oracle E-Business Suite will be written-off to current expenses after the beginning of software operation during its useful service life set as 10 years.

The Company plans to complete the system implementation from 2006 to 2008.

Amdocs Billing Suite Software

Deferred expenses for acquisition of software products and data bases include Company's expenses to purchase and implement Amdocs Billing Suite Software for the purpose of implementing of a unified automated settlements system:

Indicator	As of 01.01.2005	As of 31.12.2005
Cost of licenses of Amdocs Billing Suite	934,465	942,843
Implementation costs	-	126,282
TOTAL:	**934,465**	**1,069,125**

The Project of implementation of the unified automated settlements system on Amdocs Billing Suite platform is meant for 4-5 years.

The Company plans to complete the system implementation from 2006 to 2007.

Amdocs Billing Suite Software was supplied in December 2004 by IBM Eastern Europe/Asia, and the Company transferred its own 18 promissory notes for the amount of 1,093,751 thousand RUR as a security of payment.

(unless otherwise provided, all amounts are given in thousand RUR)

As of 31.12.2005 the Company's accounts payable under promissory notes issued as a security of payment was 375,022 thousand RUR. Payment of issued promissory notes is planned to be completed by 01.06.2006.

Costs of acquisition and implementation of Amdocs Billing Suite will be written-off to current expenses after the beginning of software operation in proportion to the cost of implemented modules during its useful service life set as 10 years.

6.6. Stock (Balance Sheet account 211)

The structure of raw materials, materials, and other similar valuables

Indicator	As of 01.01.2005	As of 31.12.2005
Cable	167,465	139,399
Fuel	10,596	11,113
Spare parts	80,063	70,672
Materials passed for procession to third parties	1,626	708
Construction materials	52,438	38,522
Equipment and housewares	75,571	62,297
Other materials	252,671	212,089
TOTAL:	**640,430**	**534,800**

In 2005 on the grounds of the results of the stock-taking inventory the Company created a reserve of 585 thousand RUR for decrease in value of stocks. There is no stock in pledge.

6.7. Value Added Tax on Purchased Valuables (Balance Sheet account 220)

A considerable decrease in the amount of VAT by 356,557 thousand RUR as of 31.12.2005 can be attributed to the fact that in 2005 the Company presented VAT paid to suppliers and contractors for compensation from the budget regarding capital construction projects put into operation.

6.8. Short-term Accounts Receivable from Buyers and Customers (Balance Sheet account 241)

Indicator	Total indebtedness	Provision for doubtful debts	Indebtedness less provision for doubtful debts
As of 01.01.2005			
Settlements with individuals (for communication services)	1,052,415	(70,730)	981,685
Settlements with social security bodies regarding compensation of expenses related to granting of benefits to certain subscriber categories	1,935,499	(1,731,986)	203,513
Settlements with budget organizations for communication services	171,320	(28,671)	142,649
Settlements with commercial organizations (except for communication operators)	309,314	(47,156)	262,158
Settlements with communication operators for communication services	145,774	(21,371)	124,403

(unless otherwise provided, all amounts are given in thousand RUR)

Settlements with buyers and customers regarding non-core activities	51,515	(17,148)	34,367
Settlements for sold assets	15,410	(1,176)	14,234
Settlements with the civil defense client state	14,872	(8,176)	6,696
TOTAL as of 01.01.2005	**3,696,119**	**(1,926,414)**	**1,769,705**
As of 31.12.2005			
Settlements with individuals (for communication services)	1,205,974	(95,319)	1,110,655
Settlements with social security bodies regarding compensation of expenses related to granting of benefits to certain subscriber categories	1,822,265	(1,822,265)	0
Settlements with budget organizations for communication services	158,073	(18,529)	139,544
Settlements with commercial organizations (except for communication operators)	297,793	(45,308)	252,485
Settlements with communication operators for communication services	200,939	(55,497)	145,442
Settlements with buyers and customers regarding non-core activities	53,037	(16,502)	36,535
Settlements for sold assets	18,423	(944)	17,479
Settlements with the civil defense client state	14,949	(11,875)	3,074
TOTAL as of 31.12.2005	**3,771,453**	**(2,066,239)**	**1,705,214**

Article 47 of the Federal Law No.126-ФЗ on Communication took effect from January 1, 2005. The provisions of this Article have changed the existing procedure of granting benefits to individuals for using of communication services, and the operators started to bill this category of users net of the benefit amount that was further compensated from the budgets of the respective level. The new procedure provides for the obligation of such individuals who are granted benefits in payment for communication services to pay for such services in full with further compensation of such expenses directly from the budget of the respective level.

Indebtedness of social security bodies to compensate expenses related to benefits granted to certain customer categories constitute 48.3 % of the total accounts receivable as of 31.12.2005 (52.4 % as of 31.12.2004).

In 2005 as a result of claim administration 121,169 thousand RUR were collected (received to the settlement accounts of the Company) from the federal budget in order to collect receivables generated as a result of provision of services to certain categories of individuals.
As of 31.12.2005:
- the Company was issued court orders for the amount of 957,549 thousand RUR that were at the enforcement stage
- claims for the amount of 204,439 thousand RUR were considered in courts of various instances
- materials for the amount of 91,663 thousand RUR are being considered by the legal service of the Company and engaged advisors.

The Company considers the possibility of repayment of debts of social security bodies as low and has created a provision for doubtful debts of 1,822,265 thousand RUR that constitutes 100 % of the total amount of indebtedness of social security bodies as of 31.12.2005.

(unless otherwise provided, all amounts are given in thousand RUR)

6.9. Other Accounts Receivable that are expected to be repaid within 12 months after the reporting date (Balance Sheet account 243)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements of taxes and duties	61,906	109,274
Settlements of social insurance and social security	13,019	14,836
Settlements with advance holders	1,134	1,912
Wage settlements	290	1,021
Settlements with personnel regarding other operations	7,129	6,700
Settlements with debtors:	596,863	242,808
- settlements of claims	11,817	9,582
- properly and personal insurance settlements	183	3,053
- settlements of outstanding income	1,412	1,660
- securities trading settlements	9,236	979
- settlements of investments	143,930	
- other	430,285	227,534
TOTAL:	**680,341**	**376,550**

Accounts receivable decreased in 2005 as compared to 2004 mainly due to acquisition of shares of CJSC "CenterTelecomService" of the Moscow Region. In 2004 the Company transferred cash assets to Anton Ltd. for acquisition of shares of CJSC "CenterTelecomService" of the Moscow Region. The acquisition was completed in 2005, the amount not applied was returned to the Company's settlement account.

6.10. Cash assets (Balance Sheet account 260)

Decrease of the amount of cash assets on Company's settlement accounts as of 31.12.2005 by 416,289 thousand RUR can be explained by repayment of accounts payable regarding operating and investment activities.

6.11. Authorized Capital (Balance Sheet account 410)

The annual General Meeting of Shareholders (Minutes No. 12 dated 11.06.2004) approved Resolution to increase the Company's authorized capital by increasing the nominal value of its ordinary and preferred shares of type A from 0.3 to 3.0 RUR each. Therefore the Company's Authorized Capital increased tenfold from 631,199,896.5 RUR to 6,311,998,965 RUR due to additional capital of 5 680 799 0685 RUR related to revaluation of fixed assets.

The Authorized Capital comprises 1,578,006,833 ordinary shares and 525,992,822 preferred shares with the nominal value of 3.0 RUR each.

(RUR)

Shareholders	Ordinary shares		Preferred shares	
	Amount (shares)	Par value	Amount (shares)	Par value
Legal entities, total:	**1,476,135,311**	**4,428,405,933**	**442,836,935**	**1,328,510,805**
Including:				

(unless otherwise provided, all amounts are given in thousand RUR)

- OAO Svyazinvest	799,867,813	2,399,603,439	0	0
- Affiliated and associated companies	262,685	788,055	0	0
Including:				
- *JSC TC Rinfotels*	22,909	68,727	0	0
- *CJSC ATS*	239,776	719,328	0	0
Registered persons holding more than 1% of the Authorized Capital, total	625,434,683	1,876,304,049	410,253,759	1,230,761,277
Including:				
- *Depository Clearing Company CJSC (nominee shareholder)*	73,056,309	219,168,927	100,379,586	301,138,758
- *Brunswick UBS Nominees CJSC (nominee shareholder)*	110,596,183	331,788,549	114,847,929	344,543,787
- *Citibank Commercial Bank CJSC (nominee shareholder)*	106,284,794	318,854,382	152,131,654	456,394,962
-Russian Federal Property Fund	151,356,274	454,068,822	0	0
- *ING Bank (Eurasia)CJSC (nominee shareholder)*	110,555,761	331,667,283	32,401,142	97,203,426
- *National Depository Centre Non-Profit Partnership (nominee shareholder)*	46,414,516	139,243,548	9,793,448	29,380,344
- *Deutsche Bank (nominee shareholder)*	27,170,846	81,512,538	700,000	2,100,000
- Other legal entities	50,570,130	151,710,390	32,583,176	97,749,528
Individuals, total:	101,871,522	305,614,566	83,155,887	249,467,661
- Company's employees	42,383,533	127,150,599	36,074,273	108,222,819
- Other	59,487,989	178,463,967	47,081,614	141,244,842
TOTAL:	**1,578,006,833**	**4,734,020,499**	**525,992,822**	**1,577,978,466**

As of 31.12.2005 the Authorized capital of the Company is fully paid-in.

Holders of preferred shares of A type have the right to take part in the General Meeting of Shareholders and vote regarding issues on Company's reorganization and liquidation and regarding issues of introducing amendments to the Company's Charter. Holders of preferred shares of A type have the right to annual fixed dividends except for cases provided for by the Charter. The total amount paid as dividends on each preferred share of A type is set as 10 percent of the Company's net income according to the results of the last financial year divided by the amount of shares that constitute 25 percent of the Company's authorized capital. If dividends paid by the Company on each ordinary share in a definite year exceed the amount payable as dividends on each preferred share of A type, the amount of dividends paid on the latter is to be increased to be equal to the amount of dividends paid on ordinary shares. These payments are additional and are effected on the date of payment of dividends on ordinary shares.

6.12. Own Shares (Balance Sheet account 440)

As of 31.12.2004 and 31.12.2005 the Company had no own shares.

(unless otherwise provided, all amounts are given in thousand RUR)

6.13. Distribution of Profits

The plan of distribution of profits gained in 2005 is to be approved by the Annual General Meeting of Shareholders that will be held in the second half of June 2006:

	Amount
Capital before distribution of profits of the current reporting year	
Authorized capital	6,311,999
Reserve capital	31,560
Additional capital	646,822
Profits of past years	7,955,459
Profits of the reporting year	668,504
Total capital before distribution of profits:	**15,614,344**
Areas of distribution of profits of the reporting year	
Profits to create the reserve fund	(33,425)
Profits to create a special fund for Company's employees converting to shareholders (if it is provided for by the constituent documents)	
Profits to pay dividends	(173,238)
Results of distribution of profits of the reporting year	**(206,663)**
Capital after distribution of profits	
Authorized capital	6,311,999
Reserve capital	64,985
Additional capital	646,822
Profits of past years	8,383,875
Total capital after distribution of profits:	**15,407,681**
Reduction of capital after distribution of profits of the reporting year	**(206,663)**
Increase (reduction) of capital regarding undistributed profits of the reporting year	**461,841**

6.14. Dividends

In 2005 the Resolution of the General Meeting of Shareholders declared distribution of dividends for the year that ended on 31.12.2004 amounting to 0.0630084 RUR per ordinary share and 0.0756115 RUR per preferred share. The amount of dividends payable was 139,199 thousand RUR.

Shares	Number of shares	Dividends per 1 share (RUR)	Total dividends (RUR)
Preferred shares of A type	525,992,822	0.0756115	39,770,843
Ordinary shares	1,578,006,833	0.0630084	99,427,942
TOTAL:	**2,103,999,655**		**139,198,785**

The attached financial statements for 2005 do not include any dividends. They will be shown as disposition of retained profit during the year that ends on 31.12.2006 after their approval by the General Meeting of Shareholders.

6.15. Credits and Loans (Lines 510 and 610 of the Balance Sheet)

Creditor	Long-term		Short-term	
	01.01.2005	31.12.2005	01.01.2005	31.12.2005

(unless otherwise provided, all amounts are given in thousand RUR)

Bank credits, total:	**3,728,372**	**3,992,576**	**4,160,134**	**3,931,458**
Including:				
Mid-Russian Bank of the Savings Bank of the Russian Federation	2,936,000	2,847,000	1,884,334	1,746,445
JSCB Promsvyazbank (CJSC)	400,000	650,000	69,989	
Vneshtorgbank OJSC	299,457	335,211	425,430	1,744,929
Russian Bank for Development		142,000	138,989	
Vnesheconombank	92,320	18,365	537,084	439,489
Chief Financial Administration of Vladimir Region	595		3,549	595
Alfa-Bank OJSC			572,823	
Trust Investment Bank OJSC			502,103	
Creditor	**Long-term**		**Short-term**	
	01.01.2005	**31.12.2005**	**01.01.2005**	**31.12.2005**
JSC IMPEXBANK			20,000	
ZAO Raiffeisenbank			5,833	
Loans granted by organizations, total:	**102,945**	**101,833**	**29,640**	**9**
Including:				
OAO Svyazinvest			29,622	
Population	102,945	10, 833	18	9
Outstanding bonds	**7,642,858**	**20,089**	**990,344**	**7,989,200**
Issued bills (RTK-Invest CJSC, Vneshtorgbank OJSC, Brokerskaya Kontora Ltd., North-West Investment Centre , Region Broker Company Ltd.)	**763,175**	**2,519,000**	**1,410,000**	**2,416,175**
TOTAL	**12,237,350**	**6,633,498**	**6,590,118**	**14,336,842**

In 2005 the Company concluded credit agreements for the total amount of 4,081,980 thousand RUR and 7,784 thousand USD.

The major agreements (with the amounts of attracted monetary funds of at least 400,000 thousand RUR) are specified below.

No.	Date of agreement	Creditor	Credit amount	Credit currency	Credit repayment date	% per annum	Security	Security amount
1.	09.02.05	JSCB Promsvyazbank (CJSC)	600,000	RUR	12.02.10	14.5	Communication equipment	1,039,854
2.	05.03.05	Savings Bank of Russia	1,020,980	RUR	01.09.06	12.0	Communication equipment	1,062,269
3.	15.06.05	Savings Bank of Russia	660,000	RUR	11.12.06	12.0	Communication equipment	538,061
4.	23.06.05	Savings Bank of Russia	109,000	RUR	23.06.10	14.0	Communication equipment	129,298
5.	28.12.05	Vneshtorgbank (OJSC)	1,550,000	RUR	28.12.06	11.0	No security available	-
6.	20.01.05	Vneshtorgbank	3,513	USD	20.01.08	13.0	Communicat	60,073

(unless otherwise provided, all amounts are given in thousand RUR)

		(OJSC)					ion equipment	
7.	20.01.05	Vneshtorgbank (OJSC)	4,271	USD	20.01.08	13.0	Communication equipment	73,226

In 1995-1996 the Ministry of Finance of the Russian Federation extended its long-term financing to the Company for the purpose of purchasing telecommunication equipment from various foreign suppliers. At that Vnesheconombank was acting as an agent, crediting the Company on behalf of the Russian Federation Government. The Agreement currency is EURO.
As of 31.12.2005 the total amount of indebtedness to Vnesheconombank was 624,996 thousand RUR (18 238 тыс. евро) that is shown in Balance Sheet Lines: 611 – 439 489 thousand RUR, 511 - 18 365 thousand RUR, 626 – 167 143 thousand RUR. The overdue debt amount as of December 31, 2005 was 541,148 thousand RUR (15,785 thousand euro) and it is included as short-term liabilities of 374,005 thousand RUR in Line 611 and of 167,143 thousand RUR in Line 626. The penalty interest under these agreements is charged at Plafond C floating interest rate that varied from 6% to 8 % in 2005. In 2005 the interest rate under these agreements was 6.5 % per annum. These credits do not have any security.

Bonded Loans

In June 2002 the Company registered the issue of documentary coupon bonds of series 02 with the par value of 1,000 RUR each. The bonds had 6 coupons. The date of floatation of the bond issue was 23.07.2002. The issue volume was 600,000 thousand RUR.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	22.10.2002	20	49.86
2	22.04.2003	20	99.73
3	22.10.2003	18	90.25
4	21.04.2004	18	89.75
5	21.10.2004	16	80.22
6	21.04.2005	16	79.78

In April 2005 the Company paid its total bonded indebtedness of 600,000 thousand RUR and paid the coupon yield of 47,868 thousand RUR.

In August 2003 the Company registered the issue of documentary coupon bonds of series 03 with the par value of 1,000 RUR each. The bonds have 6 coupons. The date of floatation of the bond issue was 16.09.2003. The issue volume was 2,000,000 thousand RUR. The bonds shall be paid off on 15.09.2006.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	17.03.2004	12.35	61.92
2	16.09.2004	12.35	61.92
3	18.03.2005	12.35	61.92

(unless otherwise provided, all amounts are given in thousand RUR)

4	16.09.2005	12.35	61.58
5	17.03.2006	12.35	61.58
6	15.09.2006	12.35	61.58

In 2005 the Company fulfilled its obligations for payment of 247,000 thousand RUR of coupon yield in full.
The Company's liabilities as of 31.12.2005 regarding the principal and coupon yield are included in Account 612 of the Balance Sheet and constitute 2,000,000 thousand RUR and 71,740 thousand RUR respectively.

In June 2004 the Company registered the issue of documentary coupon bonds of series 04 with the par value of 1,000 RUR each. The bonds have 10 coupons. The date of floatation of the bond issue was 17.08.2004. The issue volume was 5,622,595 thousand RUR. The bonds shall be paid off on 21.08.2009.
Interest rates and coupon payment dates are given below.

Coupon No.	Coupon payment date	Coupon rate (%)	Income per one bond (RUR)
1	16.02.2005	13.8	69.19
2	18.08.2005	13.8	69.19
3	17.02.2006	13.8	69.19
4	19.08.2006	13.8	69.19
5	18.02.2007	13.8	69.19
6	20.08.2007	13.8	69.19
7	19.02.2008	13.8	69.19
8	20.08.2008	13.8	69.19
9	19.02.2009	13.8	69.19
10	21.08.2009	13.8	69.19

In 2005 the Company fulfilled its obligations for payment of 773,480.24 thousand RUR of coupon yield in full.

The Company's liabilities as of 31.12.2005 regarding the principal and coupon yield are included in Account 612 of the Balance Sheet and constitute 5,622,595 thousand RUR and 286,977 thousand RUR respectively. The fixed debt liability is classified as short-term due to the offer to be performed on 16.11.2006.

Signature Loans

In 2005 the Company issued bills for the amount of 4,172,000 thousand RUR. The sum of discount was 535,764 thousand RUR. Indebtedness under signature loans in included in Section IV (Long-term Liabilities) Line 512 (Loans) of the Balance Sheet (2,519,000 thousand RUR) and Section V (Short-term Liabilities) line 612 (Loans) (2,416,175 thousand RUR).

(unless otherwise provided, all amounts are given in thousand RUR)

Long-term Credit and Loan Repayment Schedule as of 31.12.2005:

	Amount payable
In 2007	2,811,760
In 2008	2,214,292
In 2009	1,145,000
In 2010	375,108
After 2011	87,338
TOTAL:	**6,633,498**

Company's expenses related to obtaining and use of loans and credits are included in:

	2005	2004
- Operating expenses	2,359,878	1,793,964
- Cost of investment assets	213,623	213,106
TOTAL:	**2,573,501**	**2,007,070**

6.16. Deferred Tax Liabilities (Balance Sheet account 515)

The flow of deferred tax liabilities in 2005:

Balance as of 01.1.2005	(581,637)
Created within the reporting period according to taxable temporary differences	(165,520)
Discharged for increase in tax payments	5,978
Balance as of 31.12.2005	**(741,179)**

6.17. Other Long-term Liabilities (Balance Sheet account 520)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements with suppliers and contractors (commercial loans, leasing)	3,313,376	2,512,653
Long-term tax debts	38,071	35,123
Other long-term debts	165	198
TOTAL:	**3,351,612**	**2,547,974**

The amount of long-term debts decreased by 803,638 thousand RUR as compared to the previous year mainly because of conversion of long-term liabilities under lease payments to short-term liabilities.

(unless otherwise provided, all amounts are given in thousand RUR)

As of 31.12.2005 the Company restructured its accounts payable before the budget regarding payment of tax fines and penalties amounting to 35,123 thousand RUR.

6.18. **Accounts Payable** (Balance Sheet account 621)

The major creditors are specified below (above 3 million RUR)

Creditor	Debt as of 31.12.2005
RTC-LEASING OJSC	1,334,138
IBM Eastern Europe /Asia	375,022
Creditor	**Debt as of 31.12.2005**
ROSTELECOM OJSC	190,593
ZAGORODNAYA TELECOMMUNICATION COMPANY CJSC	72,966
TELECOM MTK CJSC	56,476
ISKRATEL CJSC	45,404
SVYAZSTROY-1 OJSC	35,464
VO MASHPRIBORINTORG FSUE	34,247
SOIUZ TELEFONSTROY OJSC	31,917
SVYAZSTROY-7 OJSC	28,095
PROMSVYAZLEASING OJSC	27,895
INTRACOM S,A,	27,208
ISKRATEL	17,847
LUCENT TECHNOLOGIES CJSC	15,036
MEDIATEL CJSC	13,294
ALCATEL CJSC	13,219
LIUBERETSKY INDUSTRIAL ENGINEERING COMMUNICATIONS AGENCY CJSC	12,810
SVYAZ-BEZOPASNOST FSUE	12,758
RUSLIZINGSVYAZ CJSC	12,253
VERYSELL-PROJECTS CJSC	10,568
STROYENGINEERING LLC	9,783
TRANSTELECOM CJSC	9,204
CENTRSVYAZINFORM CJSC	9,143
PROMKABEL-SERVICE LLC	8,933
CENTRTELECOMSERVICE CJSC	7,778
TEL MTK CJSC	7,591
OSKOLTELECOM CJSC	7,085
VADO-INTERNATIONAL–CIS CJSC	6,042
REKONDA INTERCOM LLC	5,995

(unless otherwise provided, all amounts are given in thousand RUR)

Creditor	Debt as of 31.12.2005
OPEN TECHNOLOGIES 98 Inc.	5,923
TECHNOSERV AC	5,878
GRANIT- RADIO TELEPHONE SYSTEMS LLC	5,686
RTComm RU LLC	5,614
ERNST AND YOUNG LLC	4,817
REKONDA ENGINEERING CJSC	4,770
THE INSTITUTE OF INFORMATICS PROBLEMS OF THE RUSSIAN ACADEMY OF SCIENCES	4,111
VYBOR LLC	3,906
MASHPRIBORCOM LLC	3,892
NORD WEST GROUP LLC	3,493
ATS CJSC	3,430
Creditor	**Debt as of 31.12.2005**
INEKTA-SYSTEMS LLC	3,239
AVK-COMMUNICATIONS CJSC	3,170
ISKRAURALTEL CJSC	3,043
OTHER	240,157
TOTAL	**2,739,893**

6.19. Settlements of Budgetary Payments of Taxes and Duties (Balance Sheet account 625)

Indicator	As of 01.01.2005	As of 31.12.2005
Value added tax settlements	254,937	312,550
Property tax settlements	150,701	159,040
Profit tax settlements	149,842	49,339
Transport tax settlements	1,975	2,161
Individual income tax settlements	968	765
Land tax settlements	121	579
Unified imputed income tax settlements	116	183
Other taxes and duties	2,790	2,258
TOTAL:	**561,450**	**526,875**

6.20. Other Accounts Payable (Balance Sheet account 626)

Indicator	As of 01.01.2005	As of 31.12.2005
Settlements with advance holders	284	234
Settlements with employees regarding other operations	73	93

(unless otherwise provided, all amounts are given in thousand RUR)

Settlements with various creditors, total	815,817	935,737
Including:		
- settlements regarding deferred value added tax	567,815	564,212
- settlements regarding deductions to the reserve for universal maintenance	-	156,793
- settlements under property and personal insurance	6,193	1,823
- settlements of deposited sums	1,625	1,295
- settlements of claims	23	13
- other settlements	240,161	211,601
TOTAL:	**816,174**	**936,064**

The accounts payable increased by 119,890 thousand RUR as compared to 2004 that can be mainly explained by creation of the reserve for universal maintenance in 2005.

In 2005 the Company arranged for obligatory deductions to be made to the universal maintenance reserve as per the Law on Communications and subject to Regulation No. 243 of the Russian Federation Government dated 21.04.2005.

The amount of deductions is set as 1.2% of the difference between income from rendered communication services in the public network and income from connection services and traffic in the communications network in general use. It was charged in full and constituted 204,168 thousand RUR (in 2004 no similar deductions were charged).

In May-June 2005 deductions charged to the universal maintenance reserve constituted 47,376 thousand RUR. Payments for the 3Q and 4Q of 2005 have not been arranged for yet.

In 2005 there was no detailed procedure of deduction calculations set in any industry regulatory documents, therefore determination of the payment base can be ambiguous and result in the risk of wrong calculation of the amounts charged to the universal maintenance reserve.

Overdue debt in the total accounts payable shown in Line 620 of the Balance Sheet as of the end of the financial period is 235,400 thousand RUR, it includes outstanding penalty interest of 144,795 thousand RUR, outstanding commissions of the Ministry of Finance of the Russian Federation of 22,348 thousand RUR that is shown in Line 626 (Other creditors) of Form 1 of the Balance Sheet. Expenses related to charging penalty interest and commissions are shown in Line 130 (Non-operating expenses) of Form 2 of the Profit and Loss Statement. In July 2005 the Ministry of Finance of the Russian Federation made a claim against the Company for immediate redemption of overdue debts to Vnesheconombank (see Notes 13 and 6, p. 6.18 of the Explanatory Note).

6.21. Deferred Income (Balance Sheet account 640)

Indicator	As of 01.01.2005	As of 31.12.2005
Budgetary funds for target financing	4,094	3,838
Deferred income, total	456,827	495,600
including		
- uncompensated receipts	281,426	321,351
- target financing funds (except for budgetary funds)	172,504	172,567
- other deferred income	2,897	1,682
TOTAL:	**460,921**	**499,438**

(unless otherwise provided, all amounts are given in thousand RUR)

6.22. Reserve for Costs to be Incurred (Balance Sheet account 650)

Increase in the reserve for costs to be incurred by 142,662 thousand RUR in 2005 as compared to 2004 was due to charge of remuneration to the members of the Board of Directors and the Company's Management Board according to the results of their work in the 3Q and 4Q of 2005, and due to creation of the reserve for payment of bonuses to Company employees for the 4Q (December) of 2005 and bonuses to the Heads of the Company branches according to the results of additional assignment performance. These payments will be effected in 2006.

6.23. Leased Fixed Assets (Balance Sheet account 901)

The cost of leased fixed assets increased by 1,248,086 thousand RUR as compared to 2004 that was mainly because of receiving equipment in sublease from CJSC "Kontur-S Specialized Bureau" for 1,348,890 thousand RUR. In 2005 the Company concluded agreements with CJSC "Kontur-S Specialized Bureau" for equipment sublease. The total amount of sublease payments within the validity period of the agreements (36 months, 33 months) will constitute 2,236,635 thousand RUR.

6.24. Obligation and Payment Securities Received (Line 905 of the Balance Sheet)

Line 905 of the Balance Sheet includes guarantees of third parties for 8,004,566 thousand RUR, including those under bonded loans (series 03, 04) of 7,981,312 thousand RUR, and bills of CJSC "Kaluga Cellular Communications" for 1,948 thousand RUR.

6.25. Obligation and Payment Securities Given (Line 906 of the Balance Sheet)

Indicator	As of 01.01.2005	As of 31.12.2005
Property in pledge	8,032,259	7,976,087
including: Fixed assets	8,032,259	7,976,087
Bills	2,040,000	7,038,635
Guarantees of third parties	3,429,572	2,812,210
Other	91,244	54,997
TOTAL:	**13,593,075**	**17,881,929**

Increase by 4,288,854 thousand RUR as compared to 2004 was mainly because of bills issued for 2,236,635 thousand RUR to CJSC "Kontur-S Specialized Bureau" as a security of payment under the sublease agreement; bills issued for 1,471,000 thousand RUR to Region Broker's Company Ltd. as a loan security and bills issued for 2,701,000 thousand RUR to North-West Investment Centre Broker's Company Ltd. as a loan security.

7. Notes to Essential Accounts of the Profit and Loss Statement

7.1. Income from Ordinary Activities

Proceeds from sales of products, goods, services, work (exclusive of VAT, excise duties and similar compulsory payments):

Indicator	2005	2004
Urban and rural telephone communication	12,963,018	10,601,704
Long-distance and international communication	9,226,148	9,606,563
Income from communication operators	2,375,872	2,164,836
Income from new telecommunication services	1,296,258	895,941
Wire broadcasting	663,300	644,731
Documentary telecommunication	315,848	296,510
Wireless communication	261,291	315,998
Radiocommunication, broadcasting, television, satellite communication	53,470	40,346
Other communication services (core activities)	28,878	36,835
Income from other sales (non-core activities)	409,527	359,652
TOTAL:	**27,593,610**	**24,963,116**

Gain in earnings from communication services is 2,580,619 thousand RUR mainly due to the following activities:

Urban and rural telephone communications	2,361,314
Income from new telecommunication services	400,318
Income from communication operators	211,037

One of the earnings gain factors regarding local communication services is the growth of rates for local telephone connections.

The average growth of Company's rates for local communication services in general constituted 20% for individuals and 15% for legal entities from 01.09.2005.

Earnings gain from communication services was a result of increasing the volumes of core local communication services, new services and services rendered to communication operators.

The number of main stations increased by 190,333, including 158,191 in the urban telephone network and 32,142 in the rural telephone network.

The volume of services rendered to legal entities has also increased regarding provision of ports, channels, hot lines and local lines for alternative operators.

The volume of traffic from subscribers of associated operators has also increased.

In 2005 the volume of information transferred by the Company via dedicated lines increased 2.4 times (in 2004 - doubled), via dial access –1.4 times (in 2004 год –1.5 times), IP telephony traffic increased more than twice in 2005 (in 2004 – 4.1 times).

Settlements with Non-monetary Assets

In 2005 part of Company's revenues from provision of services, work, sales of goods and products was received under contracts providing for settlements with non-monetary assets:

Indicator	2005	2004
Total amount of legal-entities that used non-monetary assets for settlements	2,510	3,403
Proceeds from such transactions – total Including:	**1,352,094**	**1,412,038**
Rostelecom OJSC	1,177,181	1,170,947
Rostelegraph CJSC	41,050	41,362
Post of Russia FSUE	24,942	14,526
Construction companies	11,765	21,374
Energy companies and heating networks	9,281	6,057
Housing and public utilities organizations	6,815	
CJSC "CenterTelecomService" of the Moscow Region	6,302	10,401
OJSC "MegaFon", North-West Branch	3,280	5,471
Rekom Ltd.	2,702	2,470
Vladimirsky Taxophon Ltd.	2,607	2,593
KOMKOR Moscow Telecommunications Corporation OJSC	2,394	13,097
Individuals	1,965	
Yaroslavl GSM CJSC	1,773	4,905
Setoff with employees for communication services from their salaries	1,551	3,024
Communication and Automation Centre State Institution	1,548	
CJSC "Bryansk Cellular Networks"	1,400	1,347
Istok Ltd.	1,324	
Orbis Ltd.	1,244	3,001
Open Communications CJSC	1,057	1,034
Tulgorelektrotrans Municipal Unitary Enterprise	940	
TSI Service CJSC	893	
Urban Telephone Network, Municipal Unitary Enterprise, Odintsovo	829	
Gk NIPAS FKP, Ramensky District of the Moscow Region	817	
CJSC "Regional Communications Company"	604	
Kostroma Telephone Urban Set OJSC	555	

Indicator	2005	2004
Elikson OJSC	553	
Vimpel-Communications OJSC	502	
Laitrim LLC		4,501
Property Management Committee of Krasnogorsk		4,077
Centrosvyaz CJSC		1,931
Bryansk Utility Systems SUE	85	578
Other companies	46,135	99,342
Proceeds under agreements providing for non-monetary settlements – total in % to the total proceeds	4.90 %	5.66%
Proceeds under agreements providing for non-monetary settlements with affiliates – total in % to the total proceeds for the reporting year	4.30%	4.75%

The cost of provided services, performed work, sold goods was determined by the Company based on usual commercial terms.

7.2. Core Activity Expenses

Expenses incurred while selling goods, products, provision of services and execution of work:

Indicator	2005	2004
Labour costs	6,941,320	6,387,314
Social insurance deductions	1,731,863	2,046,042
Depredation of fixed assets	3,363,844	2,555,221
Material expenses	1,219,049	1,291,366
Electric power	414,491	358,877
Expenses related to services rendered to operators (except for the Group companies)	469,698	474,734
Expenses related to services rendered to operators (except for Rostelecom OJSC)	120,062	71,271
Expenses related to services rendered to Rostelecom OJSC	3,116,236	3,119,074
Services of outside organizations	1,877,329	1,667,566
Deductions to the universal maintenance reserve	204,168	
Taxes and duties included in core activity expenses	82,538	76,353
Property insurance expenses	214,535	272,417
Other expenses	1,493,370	1,381,873
TOTAL:	**21,248,503**	**19,702,108**

Increase in labor expenses is a result of growth of the minimum base salary form 1,700 RUR to 2,000 RUR as per the Collective Bargaining Agreement.

Increase in depreciation is a result of active investment policy of the Company including at the expense of equipment acquired under lease agreements.

Reduction of material expenses at the account of "Spare Parts" and "Other Materials" lines due to their use control tightening.

Increase in electric power expenses results from growth of rates and electric power consumption.

Increase in costs associated with communication operators results from growth of the volume of provided services.

The costs of services of outside organizations increased as a result of growth of the costs for security, agency fees and expanding of post-warranty services.

Other costs in 2005 as compared to 2004 increased mainly as a result of lease payments.

7.3 Operating Income and Expenses

Operating income includes:

Indicator	2005	2004
Income from sale and other disposal of other assets	296389	508,731
Income from sale and other disposal of fixed assets	146870	46,133
Income from joint activities	493	5,778
Other operating income	887	4,244
Including:		
- adjustment of financial investment value up to their market value		2,514
- other	887	1,730
TOTAL:	**456639**	**564,886**

Operating income decreased by 519,247 thousand RUR as compared to 2004 as a result of financial investment disposal, i.e. in 2004 the Company repaid the bill to SB Gubernsky (225 million RUR), sold shares of Gazenergobank, CJSC "Ryazan Cellular Communications", CJSC "Cellular Communications of Chernozemie", CJSC "Tver Cellular Communications", CJSC "Kaluga Cellular Communications", CJSC "Bryansk Cellular Networks" (256 million RUR) and as a result of decreasing income from selling and disposal of fixed assets.

Operating expenses include:

Indicator	2005	2004
Costs related to taxes and duties	677,373	537,397
Provision for reserves for doubtful debts	354,424	977,918
Costs related to payment of credit institution services	151,202	183,524

Costs of selling and other disposal of fixed assets	49,220	51,715
Costs of selling and other disposal of assets	48,854	270,743
Provision for reserves for depreciation of financial investments	15,905	2,023
Costs of joint activities		3,190
Other operating expenses	67,479	173,228
including:		
- advisory and financial services	33,330	20,687
- property assessment expenses	15,059	17,146
- securities value assessment expenses	3,900	10,628
- memorandum preparation, bonded loan issue	326	97,512
- other	14,864	27,255
TOTAL:	**1,364,457**	**2,199,738**

Operating expenses decreased in 2005 as compared to 2004 mainly as a result of writing-off of the balance-sheet value of disposed financial investments and their sales expenses and as a result of decreasing expenses related to creating a reserve for doubtful debts almost 4 times due to Article 47 of the Federal Law on Communications No.126-ФЗ dated 07.07.2003 that came into force in 2005 and changed the procedure of granting payment privileges to individuals (in 2005 these expenses amounted to 213,483 thousand RUR as compared to 957,447 thousand RUR in 2004).

7.4. Non-Operating Income and Expenses

Non-operating income includes:

Indicator	2005	2004
Exchange rate differences	100,690	192,629
Profit of past years revealed in the reporting year	43,204	215,155
Sum differences	39,090	22,311
Writing off of deferred income	34,342	29,023
Value of property revealed during inventory taking	31,279	415,312
Fines, penalties and forfeits for violation of contract terms, receipt of indemnity for losses	25,316	23,367
Income from writing-off of accounts payable with expired limitation period	12,391	4,744
Other	9,076	31,823
including:		
Income from writing-off of accounts payable on the grounds of a court decision		13,579
Reimbursement of expenses incurred during ADR placement		6,516
Other	9,076	11,728
TOTAL:	**295,388**	**934,364**

Non-operating income decreased in 2005 as compared to 2004 as a result of revealing property amounting to 415 million RUR during an inventory taking performed in 2004.

Non-operating expenses include:

Indicator	2005	2004
Salary payments not included in core activity expenses	542,288	518,415
Membership fees to associations, non-profit partnerships	218,334	296,014
Expenses related to charitable activity and sponsored programs, cultural and other similar events	70,561	94,682
Losses of past years revealed in the reporting year	61,275	136,218
Exchange rate differences	33,412	178,769
Fines, penalties and forfeits for violation of contract terms, indemnification for losses	30,729	41,696
Writing-off of accounts receivable	27,061	6,588
Sum differences	25,264	254,005
Fines and penalties related to taxes and duties	3,688	4,627
Cost of missing property revealed during inventory taking	865	961
Other	564,217	371,846
including:		
Non-state pension fund, fringe benefit expenses and payments to the trade union committee	338,606	181,150
Expenses of mobilization and civil defense training	42,485	28,909
Advisory services and training	29,009	37,980
remuneration to the members of the Board of Directors and the Management Board	20,843	7,512
Business expenses not related to production activities	19,179	16,924
Expenses related to services provided to the veterans of the Great Patriotic War and unveiling of the monument to the deceased veterans of the Great Patriotic War	17,476	10,261
Writing-off of capital investments in construction-in-progress as a result of inventory taking	13,553	
Expenses related to writing-off of non-production stock	13,166	39,978
Real estate registration expenses	9,719	4,175
State duties	7,867	3,237
Maintenance of non-production property	4,658	3,879
VAT not accepted for credit	3,307	8,610
Other	44,349	29,231
TOTAL:	**1,577,694**	**1,903,821**

7.5. Extraordinary Income and Expenses

Extraordinary income includes:

Indicator	2005	2004
Insurance indemnity	2,516	1,290
Other receipts as a result of extraordinary events	26	61
TOTAL:	**2,543**	**1,351**

Extraordinary expenses include:

Indicator	2005	2004
Expenses related to disaster and other emergency situation control	847	240
Losses as a result of fixed assets writing-off	369	9
Cost of lost material valuables	75	48
TOTAL:	**1,291**	**297**

7.6. Profit Tax Expenses

In 2005 the Company determined the following profit tax components:

Indicator	Amount	Tax rate	Amount	Profit tax component
Accounting income	**1,404,412**	**24%**	**337,059**	**Notional expenses (income) regarding the profit tax**
Taxable temporary differences:	**(665,034)**	**24%**	**(159,608)**	**Deferred tax liabilities**
including:				including:
- incurred differences	(689,665)	24%	(165,520)	- deferred tax obligations are assumed
- discharged differences	24,631	24%	5,912	- deferred tax obligations are discharged
Deductible temporary differences:	**219,138**	**24%**	**52,593**	**Deferred tax assets**
including:				including:
- incurred differences	256,455	24%	61,549	- deferred tax assets are assumed
- discharged differences	(37,317)	24%	(8,956)	- deferred tax assets are discharged
Permanent temporary differences	**1,661,871**	**24%**	**398,849**	**Permanent tax liability**
Tax base as per the tax return	**2,620,387**	**24%**	**628,893**	**Current tax**

Company's profit tax expenses in 2005:

Total	**(735,908)**
including	
- notional profit tax expenses	(337,059)
- permanent tax liabilities	(398,849)

Company's profit tax expenses in 2005 are shown in the Profit and Loss Statement as a total of:

Total	**(735,908)**

including	
- current tax	(628,893)
- deferred tax liabilities	(159,608)
- deferred tax assets	52,593

Permanent taxable differences that resulted in adjustment of the notional profit tax, total	**1,719,071**
Including:	
Salary payments not included in core activity expenses	542,288
Other non-operating expenses	444,624
Non-profit partnership expenses	215,801
Reserve for doubtful debts	61,590
Charitable activities, membership contributions to non-profit organizations	45,944
Taxes not accounted for the purposes of taxation	44,093
Other operating expenses	36,697
Expenses for social purposes not related to salary payments	31,911
Expenses for cultural events	27,150
Writing-off of accounts receivable	27,061
Losses of past years revealed in the reporting period	26,307
Interest accrued by the tax payer – borrower to the creditor above amounts recognized as expenses for the purposes of taxation as per Article 269 of the Tax Code	25,020
Expenses forming production costs but not accounted for the purposes of taxation	24,712
Funds transferred to trade union organizations	23,695
Loss of the reporting period as a result of activities using the service sector (as per Article. 275.1 of the Tax Code of the Russian Federation)	23,131
Reserve for depreciation of financial investments	20,083
Loses associated with transfer of property without compensation and such transfer expenses	17,987
Accumulated depreciation of fixed assets acquired for budgetary funds of target financing, and of fixed assets transferred for free use	17,204
Depreciation charges regarding fixed assets revaluation performed on 01.01.2002 that is not accounted for the purposes of taxation	10,532
Tangible assets book value (writing off for the reason of functional depreciation, etc.)	10,054
Mobilization training expenses	9,958
Difference between the depreciation value of fixed assets for the purpose of business and fiscal accounting upon fixed assets disposal	6,832
Proceeds of fiscal accounting	6,181
Surplus business trip expenses (daily allowance)	5,532
Losses as a result of compensation-free transfer of construction-in-progress	4,936
Fees and penalties for violation of fiscal legislation	3,689
Employee voluntary insurance expenses, except for contributions specified in p. 16 of	1,102

Article 255.

Other taxable permanent differences	4,957
Permanent deductible differences that resulted in adjustment of the notional profit tax, total	**57,200**
including:	
Income from recovery of the reserve for doubtful debts regarding accounts receivable that were included in the transition period	34,208
Income equal to accumulated depreciation of property received without compensation not accounted for profit tax at the moment of receipt	17,201
Income as dividends paid on share participation in other organizations	6,164
Income of past years as adjustment of tax depreciation for the previous taxable periods	(3,153)
Income of past years revealed in the reporting period	1,366
Non-repayable services (official traffic of regional broadcasting centres)	(2,002)
Income from recovery of the reserve for depreciation of financial investments	4,178
Other deductible permanent differences	(762)
TOTAL permanent differences	**1,585,322**

Temporary taxable differences (taking into account of their paying-off) that resulted in adjustment of the notional profit tax, total	**665,034**
including:	
Differences in methods of depreciation calculation and definition of fixed assets initial costs in business and fiscal accounting	666,981
Differences in methods of deferred income presentation in business and fiscal accounting	(1,947)

Temporary deductible differences (taking into account of their paying-off) that resulted in adjustment of the notional profit tax, total:	**219,138**
including:	
Provisions for the universal maintenance reserve	156,793
Provisions for the bonus payment reserve	130,790
Uncompensated receipts that are subject to taxation at the moment of their receipt, but are accounted as deferred income as per accounting rules	55,878
Losses regarding the transition period base	(10,761)
Recalculation of loan and credit indebtedness as of the reporting date	(45,896)
Differences between expenses related to the reserve for doubtful debts for the purposes of business and fiscal accounting (except for accounts receivable written-off to the transition period base)	(70,691)
Losses from selling fixed assets facilities	2,404
Other	621

7.7. Net Profit of the Reporting Period

In 2005 the net profit (loss) of the reporting year was determined on the basis of business accounting on the principle that profit tax expenses deducted from the profit before taxes are calculated as notional profit tax expenses adjusted for permanent tax liabilities and assets.

The net profit (loss) of the reporting year in the Profit and Loss Statement for the year of 2005 is determined on the principle that income tax expenses deductible from the income before taxes is calculated as the total of amounts specified as Deferred Tax Assets, Deferred Tax Liabilities and Current Profit Tax.

7.8. Earnings per Share

Basic earnings per share reflect a part of the reporting year profit due to the shareholders – holders of ordinary shares. It is calculated as a ratio of the basic profit of the reporting year to the weighted average number of ordinary shares in circulation during the reporting year.

The basic profit for the reporting year is equal to the net profit (Account 190 of the Profit and Loss Statement) less dividends on preferred shares for 2005 in the amount offered by the Company Management to the Board of Directors for consideration and not approved as of the date of signing the Financial Statements for the year of 2005.

Company shares repurchased from the shareholders were not included in the weighted average number of ordinary shares in circulation during the reporting year.

	2005	2004
Basic profit of the reporting year, thousand RUR	601,654	357,940
Weighted average number of ordinary shares in circulation during the reporting year, thousand shares	1,578,007	1,578,007
Basic earnings per share, RUR	0.38127	0.22683

The Company did not issue any additional ordinary shares in 2005. The Company neither had securities providing for their conversion to an additional number of ordinary shares nor any events resulting in increasing of the number of ordinary shares. Therefore the Company did not calculate any diluted earnings per share.

8. Affiliates

The Company discloses the most essential information about its affiliates in the Explanatory Note. The complete list of the Company's affiliates is given below.

- OJSC of Communications and Informatics of the Republic of Dagestan;
- CJSC Mobile Telecommunications;
- CJSC "Komset Scientific and Technical Center";
- CJSC RusLeasingSvyaz;
- CJSC Startcom;
- CJSC FC-Svyaz;
- CJSC Football Club Zenit;
- Telecom-Soyuz Non-Governmental Pension Fund;
- Non-profit Partnership "Center for Telecommunications Development Research";
- OJSC Giprosvyaz;
- JSCB Link-Bank (OJSC);
- JSCB Svyaz-Bank (OJSC);
- OJSC VolgaTelecom;
- OJSC "Far East Telecommunications Company";
- OJSC "Kostroma City Telephone Network";
- OJSC "Moscow City Telephone Network";
- OJSC Polymerbyt;
- OJSC North-West Telecom;
- OJSC Sibirtelecom;
- OJSC Uralsviazinform;
- OJSC "Central Telegraph";
- OJSC "South Telecommunications Company";
- OJSC of Long-distance and International Telecommunications Rostelecom;
- Medexpress Closed Joint-Stock Insurance Company;
- Russian Foundation for the History of Telecommunications;
- OJSC "Telecommunications Investment Company";
- CJSC "CenterTelecomService;
- CJSC "Belgorod Cellular Communications";
- CJSC Vladimir Teleservice;
- CJSC "Smolensk Cellular Communications";
- CJSC "Telecom of Ryazan Region";
- CJSC TeleRoss-Voronezh;
- Vlad-Page Ltd.;
- Telecom-Stroy Ltd.;
- Vladimirsky Taxophon Ltd.;
- MobilCom Ltd.;
- Tver-Telecom Ltd.;
- Telecom-Terminal Ltd.;
- Teleport-Ivanovo (TPI) Ltd.;
- CJSC "Saint-Petersburg Payphones";
- OJSC "National Payphone Network";
- OJSC Telecominvest;
- Svyaz-Service-Irga Production and Implementation Company, Ltd.;

- OJSC "Russian Telecommunications Network";
- JSC "Rinfotels" Telecommunication Company;
- CJSC IC COSTARS;
- OJSC Moscow Long-distance Telephone Station No9;
- OJSC Smolensk Generating Company;
- OJSC Smolenskenergosbyt;
- OJSC Smolensk GRES (state-owned regional energy plant);
- CJSC Radiotel;
- CJSC "Professional Telecommunications";
- OJSC Tetrasvyaz;
- CJSC ATS.

Parent company

The Company is controlled by the joint-stock company OAO Svyazinvest, which owns 38.02% of the Authorized Capital of the Company, which makes up 50.69 % of the ordinary shares. The other 49.31 % of the ordinary shares are held by numerous shareholders. OAO Svyazinvest is the main parent company of the Group of interrelated organizations, to which the Company belongs.

Income from sales of goods, services to the affiliates

The Company provided services and sold its products to the following affiliates in the reporting year:

Affiliate name	Type of relationships	Sales types	Pricing method used for the operations	2005	2004
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	Calculated rates and tariffs regulated by the Anti-Monopoly Service of Russia	1,183,894	1,176,272
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	30,781	5,024
CJSC "Smolensk Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	28,002	6,082
CJSC "Belgorod Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	25,986	11,831
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	23,232	12,207
OJSC "Russian Telecommunications Network"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	16,016	19,310

Affiliate name	Type of relationships	Sales types	Pricing method used for the operations	2005	2004
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	11,435	6,257
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	4,987	4,296
CJSC ATS	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	3,255	2,911
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	2,845	1,645
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	2,029	2,661
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,921	1,297
CJSC Vladimir Teleservice	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,658	988
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	1,628	2,116
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,294	1,015
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	450	325
MobilCom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	395	879
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	348	379
Affiliate name	**Type of relationships**	**Sales types**	**Pricing method used for the operations**	**2005**	**2004**
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	307	0

	(affiliation via the members of management bodies)				
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	227	524
CJSC TeleRoss-Voronezh	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	196	466
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	106	222
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	60	45
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	54	0
OJSC Uralsvizinform	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	52	96
Smolensk GRES (state-owned regional energy plant), OJSC	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services	Negotiated price	30	46
OJSC "North-West Telecom"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	20	102
OJSC "Volga Telecom"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	1	38
CJSC Mobile Telecommunications	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	0	50
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	5
TOTAL:				**1,341,209**	**1,257,089**

Purchases from affiliates

The following affiliates provided services to the Company in the reporting year:

Affiliate name	Type of relationships	Types of purchases	Pricing method used for the operations	2005	2004
OJSC Rostelecom	Member of the same group, of which the	Traffic transmission	Calculated rates and	3,123,138	3,128,087

	Company is a member	services	tariffs regulated by the Anti-Monopoly Service of Russia		
NPF Telecom-Soyuz	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Pension contributions	Negotiated price	283,000	96,318
NP "Center for Telecommunications Development Research"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Membership fees, agency services	Negotiated price	215,706	322,917
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	34,484	562
CJSC ATS	The Company owns over 20% of the voting stock	Traffic transmission	Negotiated price	32,552	24,472
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	Negotiated price	32,178	67,031
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Lease of equipment, traffic transmission	Negotiated price	22,575	22,848
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	21,684	15,176
CJSC Medexpress	Member of the same group, of which the Company is a member (affiliation via the . members of management bodies)	Voluntary health insurance	Negotiated price	17,773	24,674
OJSC "Russian Telecommunications Network"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	17,498	22,379
Affiliate name	**Type of relationships**	**Types of purchases**	**Pricing method used for the operations**	**2005**	**2004**
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	16,686	11,810
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member (affiliation via the members of management	Supply of equipment	Negotiated price	14,600	26,010

	bodies)				
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	11,027	5,544
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Electric power supply	Negotiated price	6,523	5,567
CJSC IC Costars\	The Company owns over 20% of the voting stock	Medical insurance	Negotiated price	5,383	2,816
OJSC LINK-Bank	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	Negotiated price	2,672	2,315
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions, agency services	Negotiated price	2,444	50,080
OJSC "Telecommunication Investment Company"	Owns more than 20% of the voting stock of the Company	Interest on the loans granted	Negotiated price	2,171	7,731
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Heat supply	Negotiated price	1,353	1,519
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	1,349	8,024
Affiliate name	**Type of relationships**	**Types of purchases**	**Pricing method used on the operations**	**2005**	**2004**
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	838	127
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member (affiliation via members of management bodies)	Supply of equipment	Negotiated price	659	29,827
OJSC "Moscow Long-Distance Telephone Station No. 9"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	583	600

	(affiliation via the members of management bodies)				
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	361	353
MobilCom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	258	489
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	220	310
CJSC TeleRoss-Voronezh	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	89	178
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	Negotiated price	74	17,830
CJSC "Belgorod Cellular Communications »	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	18	3
OJSC Uralsviazinform	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	12	27
OJSC North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	9	36
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	2	23
Affiliate name	**Type of relationships**	**Types of purchases**	**Pricing method used for the operations**	**2005**	**2004**
OJSC VolgaTelecom	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	2	14
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	283
CJSC "Mobile Telecommunications"	Member of the same group, of which the Company is a member	Telecommunication services	Negotiated price	0	281
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	Negotiated price	0	166
TOTAL				**3,867,921**	**3,896,427**

Settlements with affiliates

The debt of the affiliates to the Company and of the Company to the affiliates as of 31.12.2005 amounted to:

Name	Type of relationships	Type of debt	As of 31.12.2005	As of 31.12.2004
Accounts receivable				
NP "Center for Telecommunications Development Research"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Membership fees, agency services	105,513	52,608
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Telecommunication services, agency services	64,600	58,207
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services, lease of premises	37,084	4,290
OJSC "Russian Telecommunication Network"	The Company owns over 20% of the voting stock	Telecommunication services, supply of equipment	20,990	2,258
Mobilcom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	13,721	13,602
Name	**Type of relationships**	**Type of debt**	**31.12.2005**	**31.12.2004**
Accounts receivable				
CJSC "Smolensk Cellular Communications"	The Company owns over 20% of the voting stock	Telecommunication services	4,738	786
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Lease, other services	4,730	3,874
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	4,020	5,719
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	2,957	21,042
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	2,311	0
CJSC "Belgorod Cellular	The Company owns over	Telecommunication	1,693	2,058

Communications"	20% of the voting stock	services		
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	1,281	1,241
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	1,178	912
CJSC ATS	The Company owns over 20% of the voting stock	Telecommunication services	1,165	1,535
Vladimisky Taxophon Ltd.	The Company owns over 20% of the voting stock	Sale of fixed assets	1,079	2,118
OJSC "National Payphone Network"	Member of the same group, of which the Company is a member	Supply of equipment	1,035	2,211
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	529	239
OJSC "Rinfotels Telecommunication Company"	The Company owns over 20% of the voting stock	Telecommunication services, lease of premises	475	437
CJSC Vladimir Teleservice	The Company owns over 20% of the voting stock	Lease of assets	174	75
Name	**Type of relationships**	**Type of debt**	**As of 31.12.2005**	**As of 31.12.2004**
Accounts receivable				
Vlad-Page Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	47	47
Telecom-Terminal Ltd.	The Company owns over 20% of the voting stock	Telecommunication services, agency services	34	29
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	24	79
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Agency services	6	79
OJSC North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	1	2
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	1	154
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member (affiliation via the members of management	Supply of equipment	0	7,936

	bodies)			
OJSC VolgaTelecom	Member of the same group, of which the Company is a member	Telecommunication services	0	350
CJSC "Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services	0	100
TOTAL			**269,386**	**181,988**
Accounts payable				
OJSC Rostelecom	Member of the same group, of which the Company is a member	Traffic transmission services	190,593	191,718
CJSC RusLeasingSvyaz	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	20,276	12,293
CJSC CenterTelecomService	The Company owns over 20% of the voting stock	Telecommunication services	7,778	663
Name	**Type of relationships**	**Type of debt**	**As of 31.12.2005**	**As of 31.12.2004**
Accounts payable				
CJSC ATS	The Company owns over 20% of the voting stock	Traffic transmission	3,440	419
OJSC "Russian Telecommunication Network"	The Company owns over 20% of the voting stock	Telecommunication services	2,821	2,184
Telecom-Stroy Ltd.	The Company owns over 20% of the voting stock	Repair of buildings, supply of equipment, other services	1,753	1,184
CJSC " Telecom of Ryazan Region"	The Company owns over 20% of the voting stock	Telecommunication services, lease	1,003	873
OJSC MGTS	Member of the same group, of which the Company is a member	Telecommunication services	505	258
Vladimirsky Taxophon Ltd.	The Company owns over 20% of the voting stock	Agency services	495	156
OJSC LINK-Bank	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	219	193
OJSC "National Payphone Network"	Member of the same group, of which the	Telecommunication services, agency	143	1,399

	Company is a member (affiliation via members of management bodies)	services		
OJSC "Kostroma City Telephone Network"	Member of the same group, of which the Company is a member	Telecommunication services	57	910
OJSC "Moscow Long-Distance Telephone Staton No. 9"	Member of the same group, of which the Company is a member (affiliation via members of management bodies)	Maintenance of equipment	57	56
Tver-Telecom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	52	68
Name	**Type of relationships**	**Type of debt**	**As of 31.12.2005**	**As of 31.12.2004**
Accounts payable				
OJSC Central Telegraph	Member of the same group, of which the Company is a member	Telecommunication services	33	33
OJSC Vladimir Teleservice	The Company owns over 20% of the voting stock	Lease	17	1
JSCB Svyaz-Bank (OJSC)	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Services of credit institutions	14	11
OJSC Smolenskenergosbyt	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Other services	12	0
Teleport-Ivanovo Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	8	123
OJSC "Smolensk Generating Company"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Other services	7	8
OJSC Uralsviazinform	Member of the same group, of which the Company is a member	Telecommunication services	4	1
Mobilcom Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	1	5

NPF Telecom-Soyuz	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Pension contrubutions	0	33,460
OJSC "Telecommunication Investment Company"	Owns over 20 % of the Company's voting stock	Expenses for payment of interests on the loans granted	0	29,622

Name	Type of relationships	Type of debt	As of 31.12.2005	As of 31.12.2004
Accounts payable				
OJSC Giprosvyaz	Member of the same group, of which the Company is a member	Design work	0	14,585
CJSC "KOMSET Scientific and Technical Center"	Member of the same group, of which the Company is a member (affiliation via the members of management bodies)	Supply of equipment	0	14,403
Svyaz-Service-Irga Production and Implementation Company, Ltd.	The Company owns over 20% of the voting stock	Telecommunication services	0	2,714
North-West Telecom	Member of the same group, of which the Company is a member	Telecommunication services	0	2
CJSC Mobile Telecommunications	Member of the same group, of which the Company is a member	Telecommunication services	0	1
TOTAL:	-	-	**229,288**	**307,343**

Loans granted to the Company by its affiliates:

Investment Telecommunications Company (Svyazinvest), OJSC

	2005	2004
Indebtedness as of 1 January of the reporting year	29,622	30,361
Loans received	2,171	7,731
Returned in the reporting year	(31,793)	(8,470)
Indebtedness as of 31 December of the reporting year	0	29,622

The loans were received on commercial terms. The interest amount accrued on the loans amounted to 2,171 thousand RUR in 2005 (4,640 thousand RUR in 2004).

9. Remunerations to Directors

The remunerations to members of the Board of Directors, members of the Management Board of the Company and members of the Audit Commission of the Company paid by the Company in 2005 totaled to 51,755 thousand RUR (in 2004 – to 57,124 thousand RUR). The list of the members of the Board of Directors, members of the Management Board of the Company and the members of the Audit Commission is given in the "General" section of this Explanatory Note.

(unless otherwise provided, all amounts are given in thousand RUR)

10. Government assistance

Government assistance type	Amount
Funds for financing of the capital expenditures connected with telephone penetration to distant localities	1,727
TOTAL	**1,727**

11. Net assets of the Company

The amount of net assets of the Company exceeds the amount of the Authorized Capital of the Company, which is in compliance with p. 4 of art. 35 of the Federal Law No208-FZ dated 26.12.1995 on Joint-Stock Companies.

12. Non-governmental pension insurance

The centralized contract with Telecom-Soyuz Non-Governmental Pension Fund (contract No 10/04-VYu/5036/04/DO dated 23.12.2004) was in force in the Company in 2005. According to the Contract, the Contributor's pension contribution includes, apart from allotments for formation of the basic part of the non-governmental pension, an amount for formation of the joint part, and this is the reason why the sum of contributions under the above-specified contract exceeds the sum of contributions under the contracts concluded in earlier periods. According to this Contract, the Company is liable to pay the fixed contributions amounting to 283,000 thousand RUR per year.

The accounts payable of 33,000 thousand RUR under contract No9/04-VYu/5170/04 dated 23.12.2004 and of 460 thousand RUR under contract No37r/99 dated 31.08.1999 were also redeemed in 2005.

The sum of contributions to Telecom-Soyuz Non-Governmental Pension Fund in 2004 amounted to 62,858 thousand RUR.

The sum of contributions for 2006 will be determined after signing of a supplementary agreement to contract No10/04-VYu/5036/04/DO.

13. Contingent Liabilities

Liabilities connected with the staff reduction plan

In accordance with the resolution adopted by the Board of Directors of OJSC "CenterTelecom" (minutes No.15 dated 25.01.2006), the 2006-2008 staff reduction program has been developed for the Company.

The program provides for gradual staff reduction for the period from 2006 to 2008. The Company plans to reduce the number of personnel by 7,824 employees during 2006, of which 742 employees had been informed about the upcoming reduction as of December 31, 2005.

Operational Environment of the Company

Despite the market-based type of the Russian economy, it is still demonstrating certain features more typical of the transitional period economy. Such features typical for the transitional period include relatively high inflation rates, currency control preventing the national currency from becoming a liquid payment instrument outside the Russian Federation, and other features. Stability of the Russian economy largely depends on the policy and activities of the government aimed at reforming of the administrative and legal systems.

Taxation

The Russian tax, currency and customs laws allow various interpretations and are subject to frequent modifications. The recent events in the Russian Federation have shown that taxation authorities can take a tougher line when interpreting the tax law and tax calculations. The respective federal authorities can dispute the interpretation of this law made by the management of the Company in respect of the Company's operations and activity. Therefore, tax authorities can make claims about those contracts and accounting methods, about which no claims have been made before. As a result, considerable additional taxes, fines and penalties can be accrued. It is not possible to evaluate claim amounts on the actions, which are possible but have not been brought. Tax audits can cover three calendar years of activity preceding the year of the tax audit. In some cases, earlier periods can also be subject to audit.

In the management's opinion, in general, it correctly interprets the respective provisions of law as of 31.12.2005, and it is highly probable that the Company will preserve the position, in which it finds itself from the point of view of compliance with tax, currency and customs laws. Meanwhile, it is equally possible that state fiscal authorities can consider the position of the Company's management in respect of certain issues of interpretation of legal requirements and calculation of the respective tax liabilities not sufficiently justified. The Company's intention is to defend its position on such issues. The financial statements as of 31.12.2005 do not contain any adjustments, which may be needed as a result of these uncertainties and positions adopted by the Company.

Claims of tax authorities

Tax audit of the Company's business in 2002 and 2003 was carried out in 2005-2006; as a result of the audit, the Company received the certificate of audit containing considerable tax claims related,

in particular, to financial settlements with other communication operators under internetworking agreements. The total amount of claims made by tax authorities may reach 2.4 billion RUR. The Company did not agree with the conclusions made by the tax authority, presented its objections, and is planning to file a suit to annul the decision of the tax authority about additional accrual of taxes, penalties, fines, should such decision be made.

In the opinion of the Company's management, the Company has arguments, which are sufficient for successful contestation of the claims in court, and therefore does not acknowledge the contingent loss from possible claims of tax authorities in the 2005 financial statements. However, the prospects of solution of tax disputes on these claims remain vague due to absence of the established judicial practice.

Guarantees issued

The Company acted as a guarantor for third parties for the total amount of 2,812,210 thousand RUR (3,429,572 thousand RUR in 2004). The directors do not expect any significant liabilities to arise in connection with these guarantees.

Carry-over vacations

The Company has contingent liabilities related to carry-over vacations towards its employees for the periods of 2003, 2004, 2005 amounting to 301,509 thousand RUR (283,638 thousand RUR in 2004) as of 31.12.2005.

Litigations

During 2005, ***45 suits*** were brought ***against the Company by legal entities*** for the total amount of ***476,844 thousand RUR,*** including:
- 2 suits totaling 101 thousand RUR on the disputes about recovery of losses resulting from telecommunication service contracts;
- 6 suits resulting from pre-contractual disputes;
- 1 suit totaling 517 thousand RUR resulting from legal relationship with tax, antimonopoly and other authorities;
- 5 suits totaling 458,886 thousand RUR resulting from economic contracts, including those with Vnesheconombank amounting to 458,638 thousand RUR;
- 11 suits totaling 12,971 thousand RUR resulting from disputes with communication operators;
- 3 suits totaling 1,560 thousand RUR resulting from privatization or title disputes;
- 17 suits totaling 2,809 thousand RUR resulting from other categories of disputes.

In 2005, courts sustained 13 suits totaling 13,506 thousand RUR, proceedings on 1 suit for 10 thousand RUR were terminated as a result of voluntary debt redemption by the Company before the judgement was delivered, proceedings on 42 suits totaling 10,306 thousand RUR were terminated on other grounds. 32 suits brought against the Company by legal entities and totaling 468,092 thousand RUR were still in court as of 31.12.2005.

During 2005, ***302 suits*** were brought ***against the Company by individuals*** for the total amount of ***45, 535 thousand RUR,*** including 140 suits totaling 42,836 thousand RUR about recovery of moral damage, including:

- 45 suits totaling 31,756 thousand RUR about failure to provide, low-quality or late provision of telecommunication services, including 27 suits totaling 30,399 thousand RUR about recovery of moral damage;
- 76 suits totaling 4,516 thousand RUR about application of the current rates (including those for the categories of people entitled to exemptions), including 30 suits totaling 4,196 thousand RUR about recovery of moral damage;
- 57 suits totaling 3,915 thousand RUR on other disputes about application of Regulations for Provision of Telecommunication Services (including pre-contractual disputes), including 26 suits totaling 3,849 thousand RUR about recovery of moral damage;
- 12 claims totaling 95 thousand RUR about illegal actions of officials, including 6 claims totaling 88 thousand RUR about recovery of moral damage;
- 112 suits totaling 5,253 thousand RUR were brought on other dispute categories, including 51 suits, on which moral damage claims totaling 4,304 thousand RUR were made.

In 2005 courts sustained 71 suits totaling 726 thousand RUR brought against the Company by individuals (including 16 claims about recovery of 204 thousand RUR of moral damage), proceedings on 1 suit were terminated as a result of voluntary satisfaction by the Company of the stated claims before the judgement was delivered, 300 suits totaling 45,445 thousand RUR (including 142 claims about recovery of 42,410 thousand RUR of moral damage) were dismissed. 115 suits totaling 1,968 thousand RUR brought against the Company by individuals, including 69 suits totaling 1,402 thousand RUR about recovery of moral damage were still in court as of 31.12.2005.

During 2005, ***the Company*** brought ***2,067 suits totaling 161,695 thousand RUR against legal entities,*** including:
- 1,920 suits totaling 57,493 thousand RUR about recovery of accounts receivable in payment for telecommunication services;

2 suits resulting from pre-contractual disputes;
54 suits totaling 3,776 thousand RUR resulting from the damage caused to the Company's lines, structures, means of telecommunication;
3 suits totaling 78 thousand RUR resulting from the damage caused to other property of the Company;
23 suits totaling 1,166 thousand RUR resulting from legal relations with tax, antimonopoly and other authorities;
27 suits totaling 92,266 thousand RUR resulting from economic contracts;
5 suits totaling 5,052 thousand RUR on disputes with other communication operators;
14 suits on disputes about privatization results or property rights;
19 suits totaling 1,864 thousand RUR on other dispute categories.

In 2005, courts sustained 904 suits totaling 99,256 thousand RUR of the principle debt and 57 thousand RUR of penalties for breach of liabilities, proceedings on 968 suits totaling 21,493 thousand rubles were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 71 suits totaling 29,147 thousand RUR were terminated on other grounds. 612 suits totaling 31,848 thousand RUR brought by the Company against legal entities were still in court as of 31.12.2005.

During 2005, ***15,769 suits totaling 23,895 thousand RUR*** were brought by ***the Company against individuals***, including:
- 15,254 suits totaling 21,882 thousand RUR about recovery of the accounts receivable in payment for telecommunication services;

411 suits resulting from pre-contractual disputes;

83 suits totaling 1,288 thousand RUR resulting from the damage caused to the Company's lines, structures, means of telecommunication;
13 suits totaling 610 thousand RUR resulting from the damage caused to other property of the Company;
8 suits totaling 115 thousand RUR on other dispute categories.
In 2005, courts sustained 11,304 suits totaling 17 074 thousand RUR of the principle debt and 475 thousand RUR of penalties for breach of liabilities, proceedings on 4,144 suits totaling 4,525 thousand RUR were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 200 suits totaling 528 thousand RUR were terminated on other grounds. 4,594 suits brought by the Company against individuals totaling 9,589 thousand RUR were still in court as of 31.12.2005.
During 2005, ***192 suits*** totaling ***948,713 thousand RUR*** about recovery of losses incurred by the Company as a result of provision of exemptions in payment for telecommunication services to certain categories of individuals were brought by the Company against ***the Russian Federation***.
Courts sustained 130 suits totaling 1 billion 089 million 598 thousand RUR, proceedings on 9 suits totaling 565 thousand RUR were terminated as a result of voluntary debt redemption by the debtor before the judgement was delivered, proceedings on 36 suits brought totaling 123,933 thousand RUR were terminated on other grounds. 107 suits of this category totaling 204,439 thousand RUR were still in court as of 31.12.2005.
In total the Company took part in 18,194 litigations during 2005, with the amount of stated claims totaling 1 billion 456 million 644 thousand RUR.

About discharge of liabilities of the Company to Vnesheconombank

In July 2005, the Ministry of Finance of the Russian Federation brought a suit in the Arbitration Court of the Moscow Region against the Company about recovery of **13.259.270,2 EURO** (458,638,156 RUR 22 kopecks) (as of 21.07.2005) to the federal budget under a credit facility debt liability.
The Company signed a contract No. 5933/05-DO dated 15.08.2005 with "Financial and Accounting Consultants" LLC and "Moscow Auditing Bureau Audit Company" for representation of the Company in the arbitration court.
The Company hopes for the dispute to be settled by the amicable agreement, which is presently being considered by the arbitration court. The amicable agreement provides for debt restructuring by way of consolidation, with the accrued fines payable being written-off and the payment of debt in equal installments until 01.01.2012 being provided at the same time.

Licenses

The decree of the Government of the Russian Federation dated 18.02.2005 No. 87 "On approval of the list of telecommunication services to be specified in licenses and of lists of license provisions" (in the version of the decree of the Government dated 29.12.2005 No. 837) established the list of telecommunication services to be specified in licenses and the lists of license provisions.
The license provisions specified in the licenses, which had been issued earlier, are valid to the extent not contradicting the current regulatory legal acts.
Taking into account the fact that the new requirements to connection of telecommunication networks and construction of the public telephone network, traffic transmission and provision of local, intrazone, long-distance (intercity and international), and wireless telephony services will significantly influence the application of certain license provisions specified in the licenses issued

before 01.01.2004, the Company submitted an application to Rossvyaznadzor in November 2005 on making amendments and additions to the licenses, including those to the license provisions.

Amendments had been introduced to license provisions of the following licenses as of the date of signing the financial statements:

- dated 24.10.2002 No. 24064 – Provision of local and intrazone telecommunication – Supplement No. 3 dated 02.12.2005;
- dated 14.11.2002 No. 23250 – Provision of local and long-distance telecommunication – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 23247 – Lease of telecommunication channels – Supplement No. 1 dated 02.12.2005;
- dated 14.11.2002 No. 23248 – Provision of data transmission services - Supplement No. 1 dated 02.12.2005;
- dated 14.11.2002 No. 23249 – Provision of telematics services - Supplement No. 1 dated 02.12.2005;
- dated 30.12.2003 No. 30244 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) - Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005, No. 4 dated 27.01.2006;
- dated 30.12.2003 No. 30245 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005, No. 4 dated 27.01.2006;
- dated 14.11.2002 No. 24069 Provision of cellular radiotelephony services within the 900 MHz range - Supplement No. 1 No 3 dated 02.12.2005;
- dated 28.11.2002 No. 24070 - Provision of cellular radiotelephony services within the 800 MHz range - Supplement No. 2 dated 02.12.2005;
- dated 30.12.2003 No. 30246 - Provision of cellular radiotelephony services within the 450 MHz range (IMT-MC-based) - Supplement No. 1 dated 16.02.2005, No. 3 dated 02.12.2005;
- dated 14.11.2002 No. 24325 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24326 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24327 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24328 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 30.12.2002 No. 24695 - Provision of radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24329 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24330 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24331 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24332 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24333 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24334 - Provision of mobile radiotelephony services – Supplement No. 2 dated 02.12.2005;

- dated 14.11.2002 No. 24335 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24336 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24337 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005;
- dated 14.11.2002 No. 24338 - Provision of mobile radiotelephony services - Supplement No. 2 dated 02.12.2005.

14. Events after the reporting date

Dividends

The amount of the annual dividend per share will be approved by the General meeting of shareholders of the Company in the second half of June 2006. The management of the Company suggested that the Board of Directors recommends the General meeting of shareholders to approve the dividend of 0.0674190 RUR per ordinary share and 0.1270937 per preferred share in 2005 (in 2004 –0.0630084 RUR and 0,0756115 RUR respectively) that would amount to 173,238 thousand RUR (in 2004 – 139,199 thousand RUR). After their approval by the General meeting of shareholders, the annual dividends payable will be recorded in the financial statements for 2006.

Staff Dismissal

As a part of the Staff Reduction Program approved by the Board of Directors (minutes dated 31.03.2006 No. 21), 742 employees were dismissed (under staff reduction) in the period from December 31, 2005 to the date of signing the financial statements for 2005, to whom compensations totaling 10,315.3 thousand RUR were paid

Enactment of new regulations to the Federal law On Communication

From January 1, 2006, a number of regulations provided for by the Federal law No.126 On Communication come into force:

- Decree of the Government of the Russian Federation dated 28.03.2005 No. 161, which approved "Rules of connection of telecommunication networks and their internetworking";
- Decree of the Government of the Russian Federation dated 18.05.2005 No. 310, which approved "Rules of provision of local, intrazone, long-distance and international telephony services";
- Decree of the Government of the Russian Federation dated 21.04.2005 No. 241 "On the measures to organize provision of universal telecommunication services";
- Order of the Ministry of Information Technologies and Communications of the Russian Federation dated 08.08.2005 No. 97 "Requirements to the public telephony network architecture";
- Order of the Ministry of Information Technologies and Communications of the Russian Federation dated 08.08.2005 No. 98 "Requirements to the order of traffic transmission in the public telephony network".

Significant Operator Status

In accordance with orders of the Federal Supervision Service for Communications No. 39 dated 21.10.05, No. 40 and 31 dated 24.10.05, No. 52 dated 22.12.05, the Company has been included into the Register of operators with the significant status in the public network.

A communication operator with the significant status in the public telecommunication network must provide connection services and traffic transmission services to any communication operator, which would address it for this purpose; at this, no preference can be given to any communication

operator. An operator with the significant status in the public telecommunication network is not allowed to refuse to sign a contract for connection of telecommunication networks, except for the cases when connection of telecommunication networks and their interaction contradicts the provisions of the licenses issued to communication operators or to the regulations governing architecture and functioning of the unified telecommunication network of the Russian Federation.

The prices for the connection and traffic transmission services are to be established at the same level for all communication operators, except for the cases when the law and other legal instruments allow to provide exemptions to certain categories of users.

Modification of the scheme of interaction with OJSC Rostelecom in 2006

Until January 1, 2006, in accordance with the earlier issued Supplement No.1 to the License for provision of local and intrazonal telephony services No. 24064 dated 24.10.2002, the Company provided long-distance telephony services to users in its own name. The money transferred to the Company's accounts for the services provided was the Company's income.

The long-distance (intercity and international) telephony services were provided using the Company's equipment via public telecommunication network under the internetworking agreement with OJSC Rostelecom, according to which OJSC Rostelecom and the Company provided mutual services of long-distance telephony traffic transmission.

The Company effected settlements for international telephony services with users at the rates established by OJSC Rostelecom, and settlements for intercity telephony services at the rates established by the Ministry of Antimonopoly Policy of Russia.

The relationships between the Company and OJSC Roselecom change in 2006. OJSC Rostelecom will provide long-distance telephony services. The users' payments for the long-distance telephony services used will be the income of OJSC Rostelecom.

The Company will effect settlements with users for long-distance telephony services provided to them for and on behalf of OJSC Rostelecom.

Therefore the Company signed a mixed type contract (including elements of an agency contract and a service contract) with OJSC Rostelecom for 2006, under which it undertakes to provide to OJSC Rostelecom:

- order processing services in the cases when subscribers get access to long-distance communication services provided under instant and by-request servicing system;
- long-distance communication billing services;
- services of preparation, forming and keeping of necessary documents and reporting forms;
- agency services on collection of payments from subscribers and information servicing for and on behalf of OJSC Rostelecom;
- the following services: claim administration, delivery of documents.

Besides, amendments were introduced to the contract for connection of telecommunication networks between the Company and OJSC Rostelecom, under which the Company will provide the traffic transmission services to OJSC Rostelecom and receive the network connection service from OJSC Rostelecom that will enable long-distance connectivity and information transmission between users of internetworking telecommunication networks.

In this case, the traffic transmission services will jointly mean:

- the service of zonal call termination to the associated operator's network;
- the service of zonal call termination to the Company's network;
- the service of zonal call origination from the Company's network;
- the service of zonal call origination from the associated operator's network.

The prices for connection and transmission services are regulated by the state.

As a zonal telephony network operator, the Company must solve the following tasks in 2006:

- modify the existing communications scheme and re-connect all operating networks of associated operators in accordance with the current status ("long-distance telephony network operator", "zonal telephony network operator", "local telephony network operator", "data transmission network operator");
- provide users with the opportunity to choose the long-distance telephony network;
- ensure billing of the transmitted traffic of the associated operators from the first second of connection;
- regulate the pricing for connection and traffic transmission services;
- make modifications in contractual relationships with subscribers.

Modification of the scheme of interaction with associated operators in 2006

In accordance with the regulations put into force as of 01.01.2006, the procedure of settlements with associated operators was also considerably modified.

Until 01.01.2006, the settlements for connection and traffic transmission services as a part of local telephony services were unilateral; as a part of long-distance and intrazone telephony services, the associated operators received their share of incomes from provision of these services depending on the extent of their participation in the technical procedure of their provision.

After 01.01.2006, the settlements for connection and traffic transmission services in provision of all kinds of paid telephony services have become mutual and consist of three kinds of payments: payment for organization of the connection point; payment for the connection point use; payment per minute of transmitted traffic.

Thus, alongside with incomes from connection and traffic transmission services, the Company incurs additional expenses connected with payments effected to operators for organization of connection points, for connection point use, and traffic transmission through the operator's network.

Besides, prices for connection and traffic transmission services are now regulated by the state. Accordingly, the pricing procedure, including determination of the profit taken into account in such prices, is determined by the respective regulatory authority.

In connection with the modification of the scheme of interaction with OJSC Rostelecom and the associated operators, the communication operators will have to bring their services into compliance with regulation requirements to telecommunication networks architecture and traffic transmission, that will require considerable additional capital investments from the Company.

Projects with investment volume of 417,304 thousand RUR have been included into the investment plan to fulfill the schedule of transition of the Company's networks to the new market regulation model.

Provision of universal telecommunications services

On 24.03.2006 the Company was announced to be the winner of the contest for provision of universal telephony services via payphones in all (11) lots in the Tula Region and in all (6) lots in the Belgorod Region. These contests, among others, were announced on 24.03.2005.

The contracts "On the conditions of provision of universal telephony services via payphones" for each lot were presented to the Federal Communications Agency on 12.04.2006.

January 2007 is specified as the starting date of service provision in the Company's bids and in annexes to the contracts, as the necessary investments will be included into the business plan for the next year.

2,162 payphones are to be installed in all settlements of the Tula Region that will require 980 million RUR of capital investments. In accordance with the decision made by the tender committee, the total amount of annual compensation of losses from the universal servicing reserve will amount to 221.9 million RUR.

1,240 payphones are to be installed in the Belgorod Region, with the evaluated capital investments of 219.5 million RUR. The total amount of annual compensation of losses from the universal servicing reserve will amount to 130.75 million RUR.

Rates for telecommunication services

In accordance with the Decree of the Government of the Russian Federation dated 19.10.2005 No. 627, the prices for connection and traffic transition services provided by the operators with significant status in the public telecommunication network have been subject to state regulation since 01.01.2006. The state control over the prices for connection and traffic transmission services is carried out by the Federal Supervision Service for Communications (hereinafter Rossyvaznadzor) by way of establishing of the limit prices for this kind of services.

The Company submitted to Rossvyznadzor application dated 18.11.2005 No. 10-03-06/8252 with suggested rate levels for approval. Rossvyaznadzor did not approve the submitted rates because of the absence of the Method of calculation of the economically feasible expenditures and the standard profit from connection services and traffic transmission service and the procedure of submission and examination of operators' applications.

At the same time, before the Federal Supervision Service for Communications established the limit prices for connection and traffic transmission services, Rossvyaznadzor had entitled the Company to establish rates for these services independently. The rates for connection and traffic transmission services were approved by the order of the Director General and are applied in re-concluding contracts for connection and interaction with communication operators.

The Federal Tariff Service of Russia established the compensational surcharge of 0.62 RUR per minute applied to the price of the service of zonal call origination made in order to establish of an intercity or international telephone connection by its order dated 20.12.2005 No. 729-c/3. The

compensational surcharge has been applied since 01.01.2006 and allows to minimize losses of local and intrazonal operators, which have until recently received cross-subsidies of local telecommunications from incomes obtained from intercity telecommunications, caused by the market liberalization.

Cancellation of incoming call charges

With enactment on 01.01.2006 of the Rules of provision of local, intrazone and long-distance telecommunication, the telephone connections between a subscriber of a terrestrial telecommunication network and user (terminating) equipment connected to a mobile telecommunication network, which forms part of the resource (attached to the same constituent entity of the Russian Federation) of geographically non-determinable numeration zone, are deemed to be intrazone telephone connections. The connections originating from subscribers of terrestrial networks of administrative centers of the constituent entities of the Russian Federation to subscribers of federal mobile cellular networks, which use numeration in codes of non-geographic telephone numeration zones, such numeration being allocated to the mobile cellular switching centers located in these cities, are rated on the basis of the current rates for local telephone communications, in the case there is a system of time-based rating of local telephone connections. In the case of a subscription system, such connections are not rated.

Amendments to the Federal law No. 126 On Communications canceling payments for incoming calls to any telephone were approved by the State Duma in the third reading in February 2006. The draft law is under consideration by the Federation Council and the President and, provided the respective approval is given, can be enacted from 01.07.2006.
From the moment of enactment of the amendment specified above, the Federal Tariff Service of Russia will establish rates for intrazonal connections of subscribers with subscribers of mobile radiotelephony networks for the communication operators whose service rates are subject to state regulation. After this the Company will sign supplementary agreements to contracts with mobile radiotelephony operators about payment for the services of call termination in their networks.
Thus, while the Company's incomes from intrazonal telephony will grow in the second half of 2006, it will incur additional expenses to pay for termination of calls in mobile operator networks.

Influence of the new service provision rules on the financial statements for 2006 and subsequent periods

According to the Company's management, the transition to the new rules of provision of telecommunication services will influence the amount of incomes and expenses of the Company, however the Company cannot yet assess the effect that these changes will have on its financial situation and performance.

Overdue Accounts Payable

As of 31.03.2006, the overdue accounts payable related to the principle debt, interest payable, commissions of the Ministry of Finance of the Russian Federation and Vnesheconombank penalty rate amount to 568,345 thousand RUR (16,923 thousand Euro), including those on the principle debt and interest payable – 393,246 thousand RUR (11,748 thousand Euro), commissions of the

Ministry of Finance of the Russian Federation – 28,285 thousand RUR (845 thousand Euro) and penalty rate – 146,814 thousand RUR (4,330 thousand Euro).

Apart from the debt to Vnesheconombank as of 31.03.2006, the overdue accounts payable amount to 289,976 thousand RUR, including the largest amounts (over 5 mln. RUR):

No	Creditor name	Amount of the overdue debt, thousand RUR
1.	CJSC MTK-Telecom	39,136
2.	OJSC Svyazstroi-1	26,998
3.	Post of Russia, FSUE	19,841
4.	OJSC Svyazstroi-7	16,998
5.	OJSC Soyuz-Telephonstroi	15,871
6.	Stroiengineering Ltd.	9,783
7.	Promkabel-Service Ltd.	9,329
8.	CJSC Lucent Technologies	7,831
9.	Inekta Systems Ltd.	6,099

Value-Added Tax

The Federal Law dated 22.07.2005 No. 119-FZ introduced amendments into the Chapter 21 of the Tax Code of the Russian Federation, which enter into force since 01.01.2006 and determine the tax assessment date for the value-added tax for sales (transfer) of goods (work, services) as the earliest of the two dates:

- day of dispatch (transfer) of goods (work, services),
- day of payment, partial payment in consideration for future deliveries of goods (performance of work, provision of services), transfer of property rights.

"Sales of shares of CJSC "Smolensk Cellular Communications" (40%), CJSC "Belgorod Cellular Communications" (30%), CJSC "Lipetsk-Mobile" (5.9%)".

In accordance with the resolution of the Board of Directors (minutes No.14 dated 27.12.2005), the Company ceased its participation in CJSC "Smolensk Cellular Communications" (40% of the authorized capital) by sale of 2,349,200 shares owned by the Company with the nominal value of 1 ruble each at the price of 400,000 USD, and in CJSC "Belgorod Cellular Communications" (30% of the authorized capital) by sale of 30,000 shares owned by the Company with the nominal value of 58 rubles 30 kopecks each at the price of 360,000 USD.
On 06.02.2006 the Company ceased its participation in CJSC "Lipetsk-Mobile" (5.9% of the authorized capital) by sale of 102,017 shares with the nominal value of 1 ruble at the price of 25,000 USD.

Issue of Bonds

On 23.12.2005 the Board of Directors adopted a resolution (minutes No.13 dated 23.12.2005) to place interest-bearing documentary non-convertible bearer bonds of 05 series for the total nominal value of 3 billion RUR.

It is planned to place interest-bearing documentary non-convertible bearer bonds of 05 series in 2006 with compulsory centralized storage in the amount of 3,000,000 (three million) bonds with the nominal value of 1,000 (one thousand) RUR each with the nominal value of 3,000,000,000 (three billion) RUR (hereinafter "the Bond") on the following conditions:
1. Method of placement – public offering.
2. Offering price:
- the offering price of one Bond is established equal to its nominal value – 1000 (one thousand) RUR;
- form of payment – cashless in the currency of the Russian Federation.
3. Term, form, procedure of redemption:
The Bonds shall be redeemed successively in parts on the following dates:
- on the 1274th (one thousand two hundred seventy-fourth) day from the date of beginning of placement, each Bond is redeemed partially for 10% of the nominal value of the issue,
- on the 1456th (one thousand four hundred fifty-sixth) day from the date of beginning of placement, each Bond is redeemed partially for 20% of the nominal value of the issue,
- on the 1638th (one thousand six hundred thirty-eighth) day from the date of beginning of placement, each Bond is redeemed partially for 30% of the nominal value of the issue,
- on the 1820th (one thousand eight hundred twentieth) day from the date of beginning of placement, each Bond is redeemed partially for 40% of the nominal value of the issue.
Early redemption of the bonds is not allowed.

Head _______________ /S.V.Pridantsev/

Chief Accountant _______________ /A.D.Kartashov/


2006 JUN -6 P 1:32

OJSC "CenterTelecom"

Audit report on the financial statements for 2005

April 2006

CONTENTS | PAGE

AUDIT REPORT ON THE FINANCIAL STATEMENTS OF OJSC "CENTERTELECOM" BY AN INDEPENDENT AUDITING COMPANY

To the shareholders of OJSC "CenterTelecom"

INFORMATION ON THE AUDITOR

Name: ERNST AND YOUNG LLC

Location: Bldg. 1, 77, Sadovnicheskaya nab., Moscow, 115035

The certificate of the entry made in the Unified State Register of Legal Entities about a legal entity registered before July 1, 2002, date of entry: December 5, 2002, series 77 No. 007367150, registered by the State Institution "Moscow Registration Chamber" on June 20, 2002 No. 108.877 under the basic state registration number 1027739707203.

The auditing license No. E002138 was approved by order of the Ministry of Finance of the Russian Federation dated September 30, 2002 No. 223, and was issued for the five-year period.

Membership in the accredited professional auditors' association: ERNST AND YOUNG LLC is a member of Non-Commercial Partnership "Institute of Professional Accountants of Russia" (NP IPAR of Russia).

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "CenterTelecom"

Location: 23, Proletarskaya Str., Khimki, 141400, Moscow region

State registration: No. 1025006174710 as of November 1, 2002 of the Moscow Regional Registration Chamber.

We have audited the annexed financial statements of OJSC "CenterTelecom" for the period from January 1 through December 31, 2005 inclusively, consisting of the balance sheet, profit and loss statement, statement of changes in capital, cash flow statement, balance sheet supplement and explanatory note, clauses 3, 4, 6.1 – 6.12, 6.14 – 14. Management of OJSC "CenterTelecom" is responsible for accounting, preparation and delivery of these financial statements. Out duty is to express opinion about integrity of these financial statements in all material aspects and compliance of the accounting procedure followed in preparation of the financial statements with the laws of the Russian Federation on the basis of the held audit. The audit of the financial statements of OJSC "CenterTelecom" for 2004 was carried out by Ernst and Young Vneshaudit CJSC, which issued a qualified audit report dated May 6, 2005. This report contained a clause that, as of December 31, 2004, the amount of long-term liabilities recorded in line 510 "Long-term credits and loans" of the balance sheet was overstated by 2,000,000 thousand RUR, and the amount of short-term liabilities recorded in line 610 "Short-term credits and loans" was understated by 2,000,000 thousand RUR.

We carried out the audit in accordance with the Federal Law On Auditing, the Federal Auditing Regulations (Standards), Auditing Regulations (Standards) approved by the Commission on Auditing under the President of the Russian Federation, and the International Auditing Standards.

The audit was planned and held to become reasonably sure that the financial statements do not contain any material misstatements. The audit was held on a sample basis and included study, on a test basis, of the proof of indicators and disclosure of information about financial and economic activity in financial statements, evaluation of compliance with accounting principles and rules observed in preparation of financial statements, study of the relevant estimated figures obtained by the management of the audited entity, and evaluation of the general presentation of financial statements. We think that the effected audit gives enough ground to express our opinion about reliability in all material aspects of the financial statements and compliance of the accounting procedure in terms of preparation of financial statements to the laws of the Russian Federation.

In our opinion, the accounting procedure in terms of preparation of financial statements of OJSC "CenterTelecom" for 2005 was in compliance with all requirements of the Federal law On Accounting No. 129-FZ dated November 21, 1996 in all material aspects, and the above-stated financial statements prepared in compliance with the same Law truly represent in all material aspects the financial position of OJSC "CenterTelecom" as of December 31, 2005, and the results of its financial and economic activity for the period from January 1 to December 31, 2005 in accordance with the laws of the Russian Federation relating to preparation of financial statements.

It is not the purpose of the annexed financial statements to present the financial position and business results in accordance with any accounting principles or methods accepted in countries and other administrative and territorial units other than the Russian Federation. Therefore, the annexed financial statements are not intended for those, who are not familiar with accounting principles, procedures, and methods used in the Russian Federation.

April 20, 2006

Denis Slepov,
Partner

Vadim Balashov,
Partner
Qualification Certificate for General Auditing
No. K 003303, for an indefinite period

REPORT
of the Audit Commission
on the results of the audit of the financial and business activities, annual financial statements and annual report of Open Joint-Stock Company «Central Telecommunication Company» (OJSC «CenterTelecom») for 2005

Moscow May 4, 2006

The Audit Commission of OJSC «CenterTelecom» elected by the General Shareholders Meeting on June 30, 2005 and consisting of the following members:
K.Belyaev (Chairman), S.Bocharova (Secretary), V.Veremyanina, Y.Murashkin, O.Petrova, I.Ponomarev, S.Sinadskaya,
following the authorities determined by the Federal Law «On Joint-Stock Companies», the Charter of OJSC «CenterTelecom» and the Regulations on the Audit Commission conducted audit of the Company's financial and business activities in 2005.

The audit was conducted pursuant to the Resolution of the Audit Commission of OJSC «CenterTelecom» (Minutes № 6 dated April 3, 2006) during the period from April 10 to April 25, 2006 in respect of the annual statements of the Company for the financial year starting with January 1 to December 31, 2005.

The analysis was conducted on the basis of the documents, bookkeeping and tax accounting registers, registers and explanatory documents provided by the Company's management. The analysis included studying of disclosure of information about the financial and business activities in financial (bookkeeping) statements, assessment of principles and methods of bookkeeping and rules applied for preparation of the financial (bookkeeping) statements and annual report.

The Audit Commission used methods of selection check of separate operations.

About the Company

Full corporate name: Open Joint-Stock Company «Central Telecommunication Company»

Short name: OJSC «CenterTelecom»

Legal address: 23 Proletarskaya Street, Moscow region, Khimki, 141400.

Address of the executive body location: 6/2 Degtyarny Per., GSP-3, Moscow, 125993

Information about registration: The Company was registered according to the administrative ordinance of the Head of the Moscow region № 567-p dated June 9, 1994, certificate of state registration № 127 dated June 20, 1994.
According to the Federal Law «On State Registration of Legal Entities», the Company was registered in the Unified State Register of Legal Entities on November 1, 2002 under № 1025006174710.

Officers responsible for financial and business activities of the Company in the audited period are:

- General Director – R.Amaryan
- Chief Accountant – R.Konstantinova

The supreme management body of the Company is the General Shareholders Meeting, in between the meetings it is the Board of Directors headed by the Chairman. The collective executive body of OJSC «CenterTelecom» is the Management Board.

Key financial and business activities indicators of the Company for 2005

According to the results of 2005, the Company's achievements are as follows:

1. Earnings from products, works and services sales –27.59 billion rubles, including revenues from communication services – 27.18 billion rubles.
2. Prime cost of sold products, works and services – 21.25 billion rubles, including prime cost of communication services – 21.07 billion rubles.
3. Sales profit – 6.35 billion rubles.
4. Pre-tax profit – 1.40 billion rubles.
5. Net profit – 668.5 million rubles.

Indicators defining the business activity and financial condition of the Company:

	Description	2005	2004
1.	OIBDA, mln rubles	9 709.0	7 816.2
2.	Operating margin (sales margin), %	22.99	21.08
3.	Sales profit margin, %	29.86	26.70
4.	Prime cost of 100 rubles of earnings, rubles	77.0	78.9
5.	OIBDA share in earnings, %	35.19	31.31
6.	Earnings per employee, thousand rubles	428.8	371.1
7.	Pre-tax profit per employee, thousand rubles	21.8	14.4
8.	Leverage ratio	0.35	0.34
9.	Long-term debt ratio	0.50	0.52
10.	Intermediate coverage ratio	0.24	0.32
11.	Current liquidity ratio	0.46	0.57
12.	Ratio of current assets collateralization by own funds	-1.20	-0.75
13.	Middle maturity term for accounts receivable, days	42.6	40.2
14.	Term of accounts payable maturity, days	82.9	98.4
15.	Assets margin according to net profit, %	1.78	1.29
16.	Own capital margin according to net profit, %	4.34	2.68

Financial statements

Business accounting of the Company is organized in correspondence with the requirements of regulatory legal acts regulating business accounting in the Russian Federation and conducted on the basis of the Accounting Policy approved by the Order № 563 of the Company's General Director dated December 30, 2003 (with amendments and additions approved by the Orders №776 dated December 30, 2004, № 222 dated March 22, 2005 and № 571 dated June 20, 2005).

The financial statements for 2005 were prepared within the term fixed by the Federal Law «On Business Accounting» and included balance sheet, profit and loss statement, appendixes to them and explanatory note. The financial statements were compiled on the basis of statements provided by the Company's branches in the approved form.

The Audit Commission conducting audit of the Company's financial and business activities for 2005 found out the following:

While concluding a number of deals connected with acquisition, alienation or possibility of direct or indirect alienation of property with the value of 0.4-25% of the book cost of the Company's assets, determined according to its financial statements on the corresponding reporting date, the requirements of Subclause 19, Clause 14.4 of the Company's Charter weren't implemented.

The facts of ineffective estate property management in 2004-2005 were revealed: the Company concluded two estate property purchase and sales transactions under unfavourable for the Company conditions. An independent appraiser was engaged in order to check the compliance of the conditions of the transactions concluded by the Company with the conditions of transactions concluded under the comparable circumstances. As a result of the check-up, the Company took actions to cancel the sale contract of the object located at 2a Yaroslavskoye Highway, Pushkino village, Pushkino district, Moscow region. As for the object located at estate 41, Korovinskoye Highway, Moscowthe Company made decision to sell it in 2006. At the same time there is a risk to incur losses executing this transaction, which will be reflected in financial statements for 2006.

In 2005 the Company concluded a number of transactions with CJSC «Special-purpose bureau «Kontur-C» on equipment sublease, which bear significant financial risks for the Company. The Audit Commission recommended to restructure these transactions in 2006 in order to reduce the risks and provide transparency of the transactions.

The above mentioned actions were taken by the sole person executive body without approval of the Management Board or the Board of Directors of the Company. After that facts had been revealed by the Audit Commission, they were discussed at the meetings of the Board of Directors, and the Company's bodies take actions to reduce the negative for the Company consequences of the mentioned transactions.

The revealed facts were reflected in the financial statements of the Company and do not affect the procedure of bookkeeping and preparation of financial statements and, accordingly, do not affect the reliability of the financial statements. The Company's financial statements allow to get full and impartial information about financial and business activities of the Company and their results, which is necessary for operational management and control and the usage by the investors, creditors, state bodies and other interested organizations and individuals.

Significant facts of business activities

On December 28, 2005 CenterTelecom obtained a conformance certificate certifying that the Company's quality management system conforms to the requirements of GOST R ISO 9001-2001 state standard (ISO 9001:2000).

The Company developed and the Board of Directors approved (Minutes № 27 dated February 20, 2004) the Corporate Conduct Code, according to which corporate procedures are carried out.

General Director R.A.Amaryan was appointed:

- by the Decision of the General Shareholders Meeting of the Company on March 20, 2003;

- by the Decision of the Board of Directors dated February 21, 2005 with term of office from February 22, 2005 to July 15, 2005;

- by the Decision of the Board of Directors dated July 14, 2005 with term of office from July 16, 2005 to July 15, 2006.

On January 25, 2006 the Company's Board of Directors terminated authorities of the Company's General Director R.A.Amaryan before appointed time and appointed S.V.Pridantsev General Director of OJSC «CenterTelecom»:

- by the Decision of the Board of Directors dated January 25, 2006 with 3 months term of office

- by the Decision of the Board of Directors dated April 20, 2006 with 2 years term of office.

The terms and conditions of the Labour Contract with General Director were approved by the Board of Directors.

The Management Board of the Company according to Subclause 27, Clause 13.4, Article 13 of the Charter was formed by the Board of Directors on July 13, 2004 consisting of 11 persons with term of office from July 15, 2004 to July 15, 2005. The new Management board was formed by the Board of Directors on July 8, 2005 consisting of 11 persons with term of office from July 15, 2005 to July 15, 2006. In 2005 the Management Board discussed 83 issues referred by the Charter to its competence.

Information disclosure in the form of notices of material facts are conducted by the Company in correspondence with the Regulations on Information Disclosure by Securities Issuer approved by the Order of the Federal Service on Financial Markets of the RF № 05-5/пз-н dated March 16, 2005. Facts of this procedure violation weren't revealed.

The list of the Company's affiliated persons and changes, which took place in the list of affiliated persons, corresponds the form, specified in the Regulations on Information Disclosure by Securities Issuer approved by the Order of the Federal Service on Financial Markets № 05-5/пз-н dated March 16, 2005. The list of affiliated persons and changes, which occurred in the list of affiliated persons, are published quarterly on the Company's web site.

Internal audit system

The Company developed and the Board of Directors approved (Minutes № 36 dated June 29, 2005) the Regulations on Internal Audit procedures (system). The local acts of the Company determine the competence of the bodies and persons participating in the internal audit system and carrying out development, approval, usage and efficiency assessment of the internal audit procedures.

Internal Audit Department carries out checks of applicable internal audit procedures effectiveness in compliance with the Regulations on the Internal Audit Department (version date February 9, 2006) and rules of procedure. The results of audit is submitted to the Audit Committee.

Conclusion

According to the Company's financial and business activities audit, the Audit Commission thinks that the received results allow to come to conclusion that:

- the decisions on the financial and business activities made by the Company's Management Board and the Board of Directors in 2005 corresponded to the applicable legislation and the Company's Charter,
- the financial statements for 2005 reliably and in all significant aspects reflect the Company's financial situation and the results of its financial and business activities for the period from January 1 to December 31, 2005;
- the submitted Annual Report in its significant provisions, which have to be mentioned according to the legislation, contain true data.

Chairman of Audit Commission K.V.Belyaev

Members of Audit Commission of
OJSC «CenterTelecom» V.F. Veremyanina

Y.Y.Murashkin

O.V.Petrova

I.V.Ponomarev

S.P.Sinadskaya

Secretary of Audit Commission of
OJSC «CenterTelecom» S.N.Bocharova